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As filed with the Securities and Exchange Commission on February 20, 2018

REGISTRATION NOS. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SF-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE (Exact name of registrant, sponsor and depositor as specified in its charter)	PSNH FUNDING LLC 3 (Exact name of registrant and issuing entity as specified in its charter)
New Hampshire (State or other jurisdiction of incorporation or organization)	Delaware (State or other jurisdiction of incorporation or organization)
1-6392 (Commission File Number)
0000315256 (Central Index Key Number)	0001730300 (Central Index Key Number)
02-0181050 (I.R.S. Employer Identification Number)	82-4087442 (I.R.S. Employer Identification Number)

Energy Park
780 North Commercial Street
Manchester, New Hampshire 03101-1134
(800) 286-5000
(Address, including zip code, and telephone number, including area code, of depositor's principal executive offices)
C/O Public Service Company of New Hampshire
Energy Park
780 North Commercial Street
Manchester, New Hampshire 03101-1134
(781) 441-8127
(Address, including zip code, and telephone number, including area code, of issuing entity's principal executive offices)

Gregory B. Butler, Esq.
Executive Vice President and General Counsel
Eversource Energy
56 Prospect Street
Hartford, CT 06103
(800) 286-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:
Emilie O'Neil Assistant Treasurer— Corporate Finance and Cash Management Eversource Energy 247 Station Drive Westwood, MA 02090-9230 (781) 441-8127	David Fine Marko Zatylny Patricia Lynch Ropes & Gray LLP 800 Boylston Street Boston, MA 02199 (617) 951-7000	Michael F. Fitzpatrick, Jr. Hunton & Williams LLP 200 Park Avenue New York, NY 10166 (212) 309-1071

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Rate Reduction Bonds, Series 2018-1	$500,000,000	100%	$500,000,000(1)	$62,250

(1)
Estimated pursuant to Rule 457(o) solely for the purpose of calculating the registration fee.

          The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 20, 2018

PRELIMINARY PROSPECTUS

$                  RATE REDUCTION BONDS, SERIES 2018-1

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

Sponsor, Depositor and Initial Servicer
Central Index Key Number: 0000315256

PSNH FUNDING LLC 3

Issuing Entity
Central Index Key Number: 0001730300

Rate Reduction Bonds, Series 2018-1	Expected Weighted Average Life (Years)	Principal Amount Offered*	Scheduled Final Payment Date	Final Maturity Date	Interest Rate	Initial Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer (Before Expenses)

Tranche A-1		$			%	$	$	$

Tranche A-2		$			%	$	$	$

Tranche A-3		$			%	$	$	$

*
Principal amounts are approximate and subject to change

           The total price to the public is $        . The total amount of the underwriting discounts and commissions is $        . The total amount of proceeds to PSNH Funding LLC 3 before deduction of expenses (estimated to be $        ) is $        . The distribution frequency is        . The first expected distribution date is         .

           Public Service Company of New Hampshire, as Depositor, is offering $            aggregate principal amount of the Rate Reduction Bonds, Series 2018-1 listed above (each bond designation a Tranche and the Tranches, collectively, the Rate Reduction Bonds, or the RRBs), to be issued by PSNH Funding LLC 3, referred to herein as the Issuer, as issuing entity.

           The RRBs are senior secured obligations of the Issuer. The RRBs are supported by the RRB Property, which constitutes a current and irrevocable vested property right of the Issuer under the Finance Order (as defined below), including, without limitation, all right, title and interest of the Issuer in and to all revenues, collections, claims, payments, money or proceeds of or arising from the RRB Charges (as defined below) and to all rights to obtain adjustments to the RRB Charges pursuant to the terms of the Finance Order. The RRB Charges, which are charges authorized pursuant to the Finance Order that will be billed to Customers to recover the RRB Costs, will be used to pay principal, interest and all other amounts payable in connection with the RRBs. Upon the issuance of the RRBs, the RRB Charges may not be revalued or revised by the New Hampshire Public Utilities Commission, or the NHPUC, except as adjusted pursuant to the Periodic Adjustments described herein. The RRB Charges shall be non-bypassable and will be assessed against and collected from all retail Customers taking retail electric service from Public Service Company of New Hampshire, or PSNH, or its successors or assignees under rate schedules approved by the NHPUC. RRB Charges are payable by Customers regardless of who they have chosen as their energy supplier and regardless of whether or not they are self-generating, so long as they are connected to PSNH's distribution system for back-up power. The RRB Property includes the right to mandatory Periodic Adjustments to ensure that the aggregate RRB Charges billed for an applicable period will result in RRB Charge Collections that are sufficient to pay principal and interest on the RRBs and all other required amounts and charges payable in connection with the RRBs. With respect to the foregoing, interest is due on each Payment Date and principal is due upon the Final Maturity Date for each Tranche.

           The RRBs do not constitute a debt, liability or other obligation of, or interest in, PSNH or any of its other affiliates (other than the Issuer). The RRBs will not be insured or guaranteed by PSNH, including in its capacity as Sponsor, Depositor, Seller or Servicer, or by its parent, Eversource Energy, any of their respective affiliates, The Bank of New York Mellon, as the Indenture Trustee, or any other person or entity. The RRBs will be nonrecourse obligations, secured only by the RRB Collateral. The RRBs are not a debt or liability of the State of New Hampshire or any of its political subdivisions, including the NHPUC, and shall not constitute a pledge of the full faith and credit of the State of New Hampshire or its political subdivisions, except, insofar as the State of New Hampshire or any such political subdivision, agency or instrumentality is receiving retail electric service from PSNH or its successor or assignee, such governmental entity will be obligated, in its capacity as a Customer, to pay RRB Charges.

           The RRBs will be issued pursuant to NH Rev. Stat. Chapter 369-B, or the Financing Act, and an irrevocable Finance Order issued by the NHPUC on January 30, 2018 approving the issuance of the RRBs. Under the irrevocable Finance Order, the NHPUC has pledged that it will act, as directed by the Financing Act, to implement the Periodic Adjustments for making any adjustments to the RRB Charges to ensure that the aggregate RRB Charges billed for an applicable period will result in RRB Charge Collections that are sufficient to pay principal of and interest on the RRBs and all other required amounts and charges payable in connection with the RRBs. The NHPUC's obligations under the Financing Act and the Finance Order are irrevocable and the NHPUC shall not have authority, except pursuant to the Periodic Adjustments, to revalue or revise for ratemaking purposes the RRB Costs or the RRB Charge, to determine that the RRB Charge is unjust or unreasonable or in any way to reduce or impair the value of the RRB Property by taking the RRB Charge.

           The RRBs will accrue interest from the date of issuance. The RRBs are scheduled to pay principal and interest semi-annually and sequentially as described herein. The Issuer will pay principal and interest on the RRBs on February 1 and August 1 of each year, beginning on February 1, 2019.

           The RRBs will be payable only from revenues received by the Issuer under the Indenture for the RRBs and funds on deposit in trust accounts relating to the RRBs. These amounts, together with the RRB Property, including the Periodic Adjustments, are the source of funds for the payment of principal of and interest on the RRBs. A Capital Subaccount will hold the Depositor's capital contribution to the Issuer. An Excess Funds Subaccount will hold revenues that are collected but not needed to meet current obligations associated with the RRBs. Credit enhancement for the RRBs will be primarily provided by the Periodic Adjustments, as well as the Capital Subaccount and the ability to collect the RRB Charges beyond the Scheduled Final Payment Date until the Final Maturity Date. The primary purpose of the Excess Funds Subaccount is not to provide credit enhancement for the RRBs. However, amounts in the Excess Funds Subaccount may be used to make debt service payments on the RRBs if needed.

           PSNH is the Depositor, Sponsor, Seller and initial Servicer for the RRBs. PSNH is the sole member and owner of the Issuer's equity interest. PSNH's Central Index Key number is 0000315256. The Issuer's Central Index Key number is 0001730300.

           Investing in the RRBs involves risks. See "Risk Factors" beginning on page 11 to read about factors you should consider before buying the RRBs.

           NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The RRBs will be ready for delivery in book-entry form through the facilities of The Depository Trust Company against payment in New York, New York on or about        , 2018.

GOLDMAN SACHS & CO. LLC

The date of this prospectus is            , 2018

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement filed with the Securities and Exchange Commission, or SEC. This prospectus provides you with a description of the RRBs being offered. You should carefully review this prospectus, any free writing prospectus the Issuer files with the SEC, and the information, if any, contained in the documents referenced in this prospectus under the heading "Where You Can Find More Information."

        References in this prospectus to the Issuer mean PSNH Funding LLC 3, the issuing entity. References to PSNH, the Depositor or the Sponsor refer to Public Service Company of New Hampshire or to any successor thereto. References to the Servicer are to PSNH, and any successor servicer under the Servicing Agreement described in this prospectus. References to the Seller mean PSNH or any successor under the Sale Agreement described in this prospectus. References to the Administrator mean PSNH, or any successor or assignee under the Administration Agreement described in this prospectus. References to the NHPUC are to the New Hampshire Public Utilities Commission. References to the Financing Act are to Chapter 369-B, New Hampshire Revised Statutes. Unless the context otherwise requires, the term Customer means any person or entity purchasing directly or otherwise obtaining or being supplied directly with retail electric service by PSNH for end use consumption, including those served under special contracts. References to a Finance Order, unless the context indicates otherwise, are to the irrevocable Finance Order issued by the NHPUC on January 30, 2018. You can find a glossary of some of the other defined terms used in this prospectus on page 108 of this prospectus.

        This prospectus includes cross-references to other sections in this prospectus to allow you to find further related discussions. You can also find key topics in the table of contents on the preceding pages. Check the table of contents to locate these sections.

        You should rely only on the information contained or incorporated by reference in this prospectus and in any related free writing prospectus the Issuer files with the SEC. Neither the Issuer nor any underwriter, any agent, any dealer, any salesperson or PSNH has authorized anyone else to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. The RRBs are not being offered in any jurisdiction where the offer or sale is not permitted. The information in this prospectus and any free writing prospectus is current only as of the date of this prospectus.

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements, including regarding expectations, estimates and projections about the electric consumption of PSNH's Customers, PSNH's ability to service the RRB Property and collect the RRB Charges, the Issuer's ability to pay back the RRBs, and the NHPUC's adherence to the State Pledge to protect the rights of Holders. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events of performance (often, but not always, through the use of words or phrases such as "will," "are expected to," "will continue," "is anticipated," "believe," "could," "should," "estimated," "may," "plans to," "potential," "projection," "designed to," "intended") are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to important factors included in "Risk Factors" (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on financial results, and could cause actual results to differ materially from those contained in forward-looking statements made by or on behalf of the Issuer or PSNH, in this prospectus, in presentations, on websites, in response to questions or otherwise.

        The following are some factors, among others, that could cause actual results to differ materially from those expressed or implied by forward looking statements in this prospectus:

  •
  state and federal legislative, judicial and regulatory actions or developments, including deregulation and restructuring of the electric utility industry, and changes in, or changes in application of, laws or regulations applicable to other aspects of PSNH's business;

  •
  actions of NRSROs, including downgrading the ratings of the RRBs;

  •
  the accuracy of the Servicer's forecasts of energy consumption resulting from Customer usage patterns, including energy efficiency efforts and use of alternative energy sources, including self-generation;

  •
  changes in market demand, including the effect of Customers ceasing to do business or leaving the service territory;

  •
  the influence of weather and other natural phenomena affecting electric Customer energy usage in the service territory, including the economic, operational and other effects of severe weather, such as ice and snow storms, hurricanes and other natural disasters;

  •
  the accuracy of the Servicer's estimates of the Customer payment patterns, including the rate of delinquencies and charge-offs;

  •
  problems with energy generation, transmission or distribution resulting from a change in the market structure of the electric industry, including with respect to PSNH's transition from reliance on its own power generation to reliance on third-party power generators;

  •
  economic conditions affecting electric Customer energy usage in the service territory;

  •
  direct or indirect results of cyber attacks, security breaches or other attempts to disrupt the Servicer's business; and

  •
  acts of war or terrorism, global instability or other catastrophic events affecting electric Customer energy consumption in the service territory.

        Any forward-looking statement speaks only as of the date on which such statement is made, and the Issuer and PSNH do not undertake any obligation to update any forward-looking statement to reflect events or circumstances, including unanticipated events, after the date on which such statement is made. New factors emerge from time to time and it is not possible for management of the Issuer and PSNH to predict all of such factors, nor can the Issuer and PSNH assess the impact of each such factor on the business of the Issuer and PSNH or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

 PROSPECTUS SUMMARY

        This summary highlights some information from this prospectus. Because this is a summary, it does not contain all of the information that may be important to you. You should read this prospectus in its entirety and carefully consider the Risk Factors beginning on page 11 of this prospectus before you decide whether to invest in the RRBs.

Securities offered:	Tranche A-1 RRBs, Tranche A-2 RRBs and Tranche A-3 RRBs, constituting all of the Issuer's Rate Reduction Bonds, Series 2018-1, to be issued in the amounts set forth below.

Rate Reduction Bonds, Series 2018-1	Principal Amount
Tranche A-1	$
Tranche A-2	$
Tranche A-3	$

Issuer:	PSNH Funding LLC 3, a special purpose Delaware limited liability company. PSNH is the Issuer's sole member and owns all of its equity interests. The Issuer has no commercial operation and was formed solely to purchase and own the RRB Property, to issue the RRBs and to perform activities incidental thereto. See "Description of the Issuer."
The Depositor, Sponsor, Seller and initial Servicer:

Public Service Company of New Hampshire, a wholly-owned subsidiary of Eversource Energy, is an electric utility company serving approximately 70% of the State of New Hampshire. As of December 31, 2016, PSNH furnished retail electric service to approximately 511,000 retail customers in 211 cities and towns in New Hampshire, covering an area of approximately 5,630 square miles. PSNH's rates and certain other aspects of its business are subject to the jurisdiction of the NHPUC. PSNH, acting as the initial Servicer, and any successor or assignee Servicer, will service the RRB Property securing the Bonds under a Servicing Agreement with the Issuer. See "Public Service Company of New Hampshire—The Depositor, Sponsor, Seller and Servicer" and "The Servicing Agreement."

Indenture Trustee:	The Bank of New York Mellon. See "Description of the Indenture Trustee" for a description of the duties and responsibilities of the Indenture Trustee.
Collateral:

The RRBs will be secured by the RRB Collateral, which is composed of the RRB Property and the Other Collateral. The RRB Property is a current and irrevocable vested property right of the Issuer under the Finance Order, including, without limitation, all right, title and interest of the Issuer in and to all revenues, collections, claims, payments, money or proceeds of or arising from the RRB Charges authorized pursuant to the Finance Order to recover the RRB Costs and to all rights to obtain adjustments to the RRB Charges pursuant to the terms of the Finance Order.

Credit enhancement for the RRBs will be primarily provided by the Periodic Adjustments, as well as the Capital Subaccount and the ability to collect the RRB Charges beyond the Scheduled Final Payment Date until the Final Maturity Date. The primary purpose of the Excess Funds Subaccount is not to provide credit enhancement for the RRBs. However, amounts in the Excess Funds Subaccount may be used to make debt service payments on the RRBs if needed.

Credit Ratings:	The RRBs are expected to receive credit ratings from at least one NRSRO. Please read "Rating Information" in this prospectus.
Interest Payments:	Interest payable with respect to each Tranche of RRBs will accrue on a 30/360 basis at the interest rate specified for such Tranche in the following table:

Tranche	Interest Rate
Tranche A-1%
Tranche A-2%
Tranche A-3%

Principal Payments:	The Issuer is scheduled to make payments of principal on the Payment Dates and sequentially in accordance with the Expected Amortization Schedule included in this prospectus. Principal for each Tranche is due upon the Final Maturity Date for that Tranche. Failure to pay the entire outstanding principal amount of a Tranche by the Final Maturity Date for such Tranche will result in an Event of Default.
Payment Dates:	February 1 and August 1 of each year beginning February 1, 2019, or if not a Business Day, the next Business Day.

Weighted Average Life:	Tranche	Expected Weighted Average Life
Tranche A-1
Tranche A-2
Tranche A-3

Scheduled Final Payment Date and Final Maturity Date:	The Scheduled Final Payment Date and Final Maturity Date for each Tranche of RRBs will be as set forth in the following table:

Tranche	Scheduled Final Payment Date	Final Maturity Date
Tranche A-1
Tranche A-2
Tranche A-3

Optional Redemption:	The Issuer will not be permitted to optionally redeem the RRBs at any time prior to maturity.
Mandatory Redemption:	The Issuer is not required to redeem the RRBs at any time prior to maturity.

Priority of Payments:

On each Payment Date, the Indenture Trustee will apply all amounts on deposit in the Collection Account, including all Investment Earnings thereon, in accordance with the Servicer's instructions, in the following priority:

	(1)	payment of the Indenture Trustee's (and its agents' and counsel's) fees, expenses and outstanding indemnity amounts to the Indenture Trustee in an amount not to exceed $200,000 per Payment Date;
	(2)	payment of the Servicing Fee with respect to such Payment Date, plus any unpaid Servicing Fees for prior Payment Dates to the Servicer;
(3)

payment of the Administration Fee for such Payment Date to the Administrator and the Independent Manager Fee for such Payment Date to the Independent Manager, in each case with any unpaid Administration Fees or Independent Manager Fees from prior Payment Dates;

	(4)	payment of all other ordinary periodic Operating Expenses not described above for such Payment Date to the parties to which such Operating Expenses are owed;
(5)

payment of Periodic Interest for such Payment Date, including any overdue Periodic Interest (together with, to the extent lawful, interest on such overdue Periodic Interest at the applicable interest rate), with respect to the Rate Reduction Bonds, to the Holders of Rate Reduction Bonds;

	(6)	payment of the principal required to be paid on the Rate Reduction Bonds on the Final Maturity Date or as a result of an acceleration upon an Event of Default to the Holders of Rate Reduction Bonds;
(7)

payment of Periodic Principal for such Payment Date, including any previously unpaid Periodic Principal, with respect to the Rate Reduction Bonds to the Holders of Rate Reduction Bonds, pro rata if there is a deficiency;

(8)

payment of any other unpaid Operating Expenses (including any such amounts owed to the Indenture Trustee but unpaid due to the limitation in clause (1) above) and any remaining amounts owed pursuant to the Basic Documents to the parties to which such Operating Expenses or remaining amounts are owed;

(9)

the amount, if any, by which the Required Capital Level exceeds the amount in the Capital Subaccount (disregarding any Capital Subaccount Investment Earnings) as of such Payment Date shall be allocated to the Capital Subaccount;

(10)

other than after the Rate Reduction Bonds have been paid in full and discharged, and all of the other foregoing amounts have been paid in full, together with all amounts due and payable to the Indenture Trustee under the Indenture, the balance, if any, shall be allocated to the Excess Funds Subaccount; and

(11)

after the Rate Reduction Bonds have been paid in full and discharged, and all of the other foregoing amounts are paid in full, together with all amounts due and payable to the Indenture Trustee under the Indenture, (A) the balance of the Capital Subaccount, if any, shall be paid to PSNH and (B) the balance of all other amounts on deposit in the Collection Account (including all amounts then held in the Excess Funds Subaccount), if any, shall be paid to the Issuer, in each case free from the Lien of the Indenture and the Series Supplement.

If on any Payment Date, or, for any amounts payable under clauses (1) through (4) above, on any Business Day, funds on deposit in the General Subaccount are insufficient to make the payments contemplated by clauses (1) through (8) above, the Indenture Trustee shall (i) first, draw from amounts on deposit in the Excess Funds Subaccount, and (ii) second, draw from amounts on deposit in the Capital Subaccount, in each case, up to the amount of such shortfall in order to make the payments contemplated by clauses (1) through (8) above. In addition, if on any Payment Date funds on deposit in the General Subaccount are insufficient to make the allocations contemplated by clause (9) above, the Indenture Trustee shall draw any amounts on deposit in the Excess Funds Subaccount to make such allocations to the Capital Subaccount.

On the second Business Day of each calendar month, and promptly following the payment in full and discharge of the Rate Reduction Bonds, the Indenture Trustee shall pay all Capital Subaccount Investment Earnings to PSNH.

On any Business Day upon which the Indenture Trustee receives a written request from the Administrator stating that any Operating Expense payable by the Issuer pursuant to clause (1) through (4) above will become due and payable prior to the next Payment Date, and setting forth the amount and nature of such Operating Expense, as well as any supporting documentation that the Indenture Trustee may reasonably request, the Indenture Trustee, upon receipt of such information, will make payment of such Operating Expenses on or before the date such payment is due from amounts on deposit in the General Subaccount, the Excess Funds Subaccount and the Capital Subaccount, in that order, and only to the extent required to make such payment.

Collection Account and Subaccounts:

The Issuer will establish the Collection Account to hold payments arising from the RRB Charge as well as the capital contributions made to the Issuer. The Collection Account will consist of three subaccounts:

• the General Subaccount;
• the Capital Subaccount; and
• the Excess Funds Subaccount.
Withdrawals from and deposits to these subaccounts will be made as described under "Description of the RRBs—How Funds in the Collection Account will be Allocated."
General Subaccount:

All collections of RRB Charges by the Servicer will be remitted into the General Subaccount. In addition, all amounts in the Collection Account not allocated to any other subaccount will be allocated to the General Subaccount.

Capital Subaccount:

The Capital Subaccount will be funded by PSNH on or prior to the issuance of the RRBs through a capital contribution in an amount to equal to 0.50% of the initial Principal Balance of the RRBs. The Indenture Trustee will draw on amounts in the Capital Subaccount to the extent amounts available in the General Subaccount and the Excess Funds Subaccount are insufficient to pay scheduled payments of principal of and interest on the RRBs and the fees and expenses (including indemnities) relating to servicing and retiring the RRBs. Funds withdrawn from the Capital Subaccount will be replenished on subsequent Payment Dates if payments arising from the RRB Charges exceed amounts required for other uses having a higher priority of payment. When the RRBs have been fully paid, any balance in the Capital Subaccount (including Capital Subaccount Investment Earnings not previously remitted to PSNH) shall belong and be returned to PSNH in its capacity as equityholder of the Issuer.

Excess Funds Subaccount:

The Excess Funds Subaccount will receive deposits of any amounts remaining after payments of interest, scheduled principal, expenses and required deposits into the Capital Subaccount. Amounts on deposit in the Excess Funds Subaccount may be drawn to pay interest, principal and certain expenses if necessary. Any balance in the Excess Funds Subaccount after making all required payments will be applied to RRB Charges and incorporated into the Periodic Adjustments.

Initial RRB Charge as a percentage of customer's total electricity bill:	The initial RRB Charge is expected to represent approximately 6.1% of the total electricity bill, as of January 1, 2018, received by a 600 kWh residential customer of PSNH.

Periodic Adjustments to the RRB Charge:	The initial RRB Charge for each class of customers will be finalized prior to issuance of the RRBs and filed with the NHPUC in the Issuance Advice Letter.

Not later than January 15 of each year while the RRBs are outstanding, the Servicer will file with the NHPUC an Annual Routine True-Up Letter. Under the Annual Routine True-Up Letter, the RRB Charges will be adjusted to ensure that there are adequate funds to meet the Periodic RRB Payment Requirements for the two Remittance Periods beginning, respectively, on the January 1 and July 1 of the year that such letter is filed.

In addition, if the Servicer, as of July 15 of each year while the RRBs are outstanding, reasonably projects that expected collections of the RRB Charges will be insufficient to meet the Periodic RRB Payment Requirements for the Remittance Period beginning on July 1 of such year, the Servicer will file a Mid-Year Routine True-Up Letter not later than July 15 of such year.

In addition, (a) except during the two Remittance Periods preceding the Final Maturity Date of the latest maturing Tranche of RRBs, the Servicer may (but shall not be required to) file an Other Routine True-Up Letter not later than the date that is 15 days before the end of the then-current calendar month if the Servicer reasonably projects that expected collections of the RRB Charges will be insufficient to meet the Periodic RRB Payment Requirements for the then-current Remittance Period and (b) during the two Remittance Periods preceding the Final Maturity Date of the latest maturing Tranche of RRBs, if the Servicer reasonably projects that expected collections of the RRB Charges will be insufficient to meet the Periodic RRB Payment Requirements for the then-current Remittance Period, the Servicer shall file an Other Routine True-Up Letter not later than the date that is 15 days before the end of the then-current calendar month.

Absent manifest error in a Routine True-Up Letter, the resulting upward or downward adjustments to the RRB Charges will be deemed approved by the NHPUC and effective: (i) in the case of any Annual Routine True-Up Letter, on the ensuing February 1; (ii) in the case of any Mid-Year Routine True-Up Letter, on the ensuing August 1; or (iii) in the case of an Other Routine True-Up Letter, on the first day of the ensuing month.

Non-bypassable RRB Charges:

The Financing Act provides that the RRB Charges established in the Finance Order will be collected from each Customer of PSNH receiving retail electric service. If a Customer purchases or otherwise obtains retail electric service from any person other than PSNH in whose service territory the Customer is located, including, without limitation, any successor referred to in the Financing Act, subject to NHPUC approval, the Servicer or such new electricity provider or successor shall collect all such charges, including without limitation, the RRB Charges, from the Customer by or on behalf of PSNH with revenues from such RRB Charges being remitted solely for the benefit and repayment of RRBs as a condition to the provision of retail electric service to such Customer.

Servicing Fees:

PSNH, as Servicer, will receive a Servicing Fee equal to 0.05% of the initial Principal Balance of the RRBs. In the event that a successor Servicer is appointed, a higher Servicing Fee of up to approximately 0.60% of the initial Principal Balance of the RRBs may be paid to any successor Servicer that does not concurrently bill the RRB Charges with other charges for service.

Financing Act and the Finance Order:

In June 2000, the New Hampshire General Court enacted 2000 N.H. Laws 249 which, among other things, created a new RSA chapter, RSA Chapter 369-B. RSA Chapter 369-B, the Financing Act, authorized the use of securitization by PSNH to recover certain stranded costs associated with the restructuring of the electric industry in the State of New Hampshire. In July 2015, the Financing Act was amended to provide the NHPUC with the authority to issue the Finance Order authorizing the issuance of RRBs to recover certain stranded costs resulting from the divestiture of some or all of PSNH's generation assets.

Pursuant to the Financing Act, the NHPUC issued the irrevocable Finance Order on January 30, 2018 to authorize the issuance of the RRBs and to create the RRB Property.
New Hampshire State Pledge:

The State of New Hampshire has pledged, contracted and agreed with the Issuer, as owner of the RRB Property, and the Holders of and the Indenture Trustee for RRBs that neither the state, nor any of its agencies, including the NHPUC, shall limit, alter, amend, reduce or impair the RRB Charge, RRB Property, the Finance Order, and all rights thereunder or ownership thereof or security interest therein until the RRBs, including all principal, interest, premium, costs and arrearages thereon, are fully met and discharged; however nothing in the pledge shall preclude the limitation, alteration, amendment, reduction or impairment if and when adequate provision shall be made by law for the protection of such owner, the Holders and the Indenture Trustees.

Minimum Denominations:	The Issuer will issue the RRBs in minimum denominations of $100,000 and in integral multiples of $1,000 in excess thereof, although one bond of each Tranche may be of a smaller denomination.
Use of Proceeds:

The net proceeds of this offering are estimated to be approximately $            , after deducting underwriting discounts and commissions and upfront transaction costs. The Issuer will use the net proceeds from the sale of the RRBs to purchase the RRB Property from the Seller. PSNH, the Seller, will apply the proceeds of the sale of the RRB Property in accordance with the Finance Order, as required by the Financing Act. The Finance Order approves proceeds to be applied for the following uses: (i) to pay upfront transaction costs, (ii) to redeem outstanding PSNH debt and (iii) to pay a return of capital to the corporate parent of PSNH.

1940 Act Registration:

The Issuer will be relying on an exclusion or exemption from the definition of "investment company" under the 1940 Act contained in Section 3(c)(5) of the 1940 Act, although there may be additional exclusions or exemptions available to the Issuer. The Issuer is being structured so as not to constitute a "covered fund" for purposes of the Volcker Rule under the Dodd-Frank Act.

Credit Risk Retention:	The bonds are not subject to the 5% risk retention requirements imposed by Section 15G of the Exchange Act.
Tax Considerations:

Interest and original issue discount, if any, on the RRBs, and any gain on the sale of the RRBs, generally will be included in gross income of Holders for federal income tax purposes. Interest and original issue discount, if any, on the RRBs will be exempt from the New Hampshire personal income tax on interest and dividends.

ERISA Considerations:

Pension plans and other investors subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended, or ERISA, and/or the prohibited transaction provisions of Section 4975 of the Internal Revenue Code of 1986, or the Code, may acquire the RRBs subject to specified conditions. The purchase of the RRBs could be treated as indirect prohibited transactions under ERISA and/or Section 4975 of the Code. Accordingly, by purchasing the RRBs, each purchaser will be deemed to represent and warrant that purchase of the RRBs will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Expected settlement:

The issuance date will be on or about                              , 2018, settling through DTC, Clearstream Banking, société anonyme, and Euroclear Bank S.A./N.V., as operator of the Euroclear system, without the payment of accrued interest.

RISK FACTORS

        You should consider carefully all the information included in this prospectus, including the following factors, which might negatively impact the Issuer's ability to pay interest on and the principal amount of the RRBs and result in a reduction in the market value of your investment in the RRBs, before you decide whether to invest in the RRBs:

The Issuer might not be able to pay interest and the principal amount of the RRBs, and you might experience payment delays as a result of limited sources of payment for the RRBs and limited credit enhancement.

        You may not receive interest or principal payments or you may suffer material payment delays on your RRBs if the RRB Collateral securing your RRBs is insufficient to pay the accrued interest on and the principal amount of those RRBs in full. The only source of funds for payments of interest on and principal of the RRBs will be the RRB Collateral. The RRB Collateral for the RRBs will be limited to:

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  the RRB Property securing the RRBs, which represents a current and irrevocable vested property right including, without limitation, the right, title and interest of the Issuer in and to all revenues, collections, claims, payments, money or proceeds of or arising from the RRB Charges authorized pursuant to the Finance Order to recover the RRB Costs, and the right to implement the Periodic Adjustments in respect of the RRB Charges;

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  the funds on deposit in the Collection Account, including all subaccounts thereof, held by the Indenture Trustee and the Investment Earnings thereon (other than Capital Subaccount Investment Earnings); and

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  the Issuer's rights under various contracts described in this prospectus.

        The RRBs will not be insured or guaranteed by PSNH, including in its capacity as Sponsor, Depositor, Seller or Servicer, or by its parent, Eversource Energy, any of their respective affiliates, the Indenture Trustee or any other person or entity. The RRBs will be nonrecourse obligations, secured only by the RRB Collateral. The Issuer's failure to pay interest on and the principal amount of the RRBs or delays in payment on the RRBs might result in a reduction in the market value of the RRBs and, therefore, the value of your investment in the RRBs.

        The RRBs do not constitute a debt, liability or other obligation of, or interest in, PSNH or any of its other affiliates (other than the Issuer). The RRBs are not a debt or liability of the State of New Hampshire or any of its political subdivisions, including the NHPUC, and shall not constitute a pledge of the full faith and credit of the State of New Hampshire or any of its political subdivisions.

Risks Associated with Potential Judicial, Legislative or Regulatory Actions

Future legal action might challenge or invalidate the Financing Act or the Finance Order and materially adversely affect your investment.

        The RRB Property is created pursuant to the Financing Act and a Finance Order issued by the NHPUC pursuant to the Financing Act. In June 2000, the New Hampshire General Court enacted 2000 N.H. Laws 249 which, among other things, created a new RSA chapter, RSA Chapter 369-B. RSA Chapter 369-B, the Financing Act, authorized the use of securitization by PSNH to recover certain stranded costs associated with the restructuring of the electric industry in the State of New Hampshire. In July 2015, the Financing Act was amended to provide the NHPUC with the authority to issue the Finance Order authorizing the issuance of RRBs to recover certain stranded costs resulting from the divestiture of some or all of PSNH's generation assets.

        The Financing Act or any provisions thereof might be directly contested in courts or otherwise become the subject of litigation. In addition, the Finance Order or any provision thereof might be directly contested in courts or otherwise become the subject of litigation. As of the date of this prospectus, no such litigation has arisen; however, the Issuer cannot assure you that a lawsuit challenging the validity of the Financing Act or the Finance Order will not be filed in the future or that, if filed, such lawsuit will not be successful. If an invalidation of any relevant underlying legislative provision or Finance Order provision were to result from such litigation, you might lose some or all of your investment or you might experience delays in recovering your investment. See "The RRB Property and the Financing Act" and "The Finance Order" in this prospectus.

        New Hampshire and other states have passed legislation similar to the Financing Act to authorize recoveries by utilities of specified costs, such as costs associated with deregulation of the electricity market, environmental control costs or hurricane recovery costs, and some of those laws have been challenged by judicial actions or utility commission Proceedings. To date, none of those challenges has succeeded, but future judicial challenges might be made. An unfavorable decision challenging legislation similar to the Financing Act would not automatically invalidate the Financing Act or the Finance Order, but it might provoke a challenge to the Financing Act or the Finance Order, establish a legal precedent for a successful challenge to the Financing Act or the Finance Order or heighten awareness of the political and other risks of the RRBs, and in that way may limit the liquidity and value of the RRBs. Therefore, legal activity in other states might indirectly affect the value of your investment in the RRBs.

Future New Hampshire legislative action might attempt to invalidate the RRBs or the RRB Property.

        Under the Financing Act, the State of New Hampshire has pledged not to limit, alter, amend, reduce or impair the RRB Charges, the RRB Property, the Finance Order, or any rights thereunder or ownership thereof or security interest therein until the RRBs, including all principal, interest, premium costs and arrearages thereon are fully met and discharged, unless adequate provision is made by law for the protection of the owners, Holders and Indenture Trustees of the RRBs, which is referred to as the State Pledge. For a description of the State Pledge, see "The Financing Act and the Finance Order" in this prospectus. Despite the State Pledge, the New Hampshire legislature might attempt to repeal the Financing Act, or attempt to amend the Financing Act, or as described below, the NHPUC might take certain actions that impair the RRB Property.

        Under U.S. and New Hampshire constitutional principles related to the impairment of contracts, the New Hampshire legislature and the NHPUC would generally be prohibited, without paying just compensation, from passing any subsequent law or exercising any legislative powers, as applicable, that would limit, alter, amend, reduce or impair the value of the RRB Property so as to substantially impair the rights of the owners of the RRB Property or the Holders. There have been numerous cases in which legislative or popular concerns with the burden of taxation or government charges have led to adoption of legislation reducing or eliminating taxes or charges that supported bonds or other contractual obligations entered into by public instrumentalities.

        The Issuer cannot assure you that a repeal or amendment of the Financing Act will not be adopted or sought or that any action or refusal to act by the State of New Hampshire will not occur, any of which may constitute a violation of the State Pledge with the owners of the RRB Property and the Holders. If a violation of this pledge occurred, costly and time-consuming litigation might ensue regardless of the outcome of such litigation. Any litigation might materially adversely affect the price of the RRBs and your ability to resell the RRBs and might delay the timing of payments on the RRBs. Moreover, given the lack of controlling judicial precedent directly addressing the RRBs and the State Pledge, the Issuer cannot predict the outcome of any litigation with certainty, and, accordingly, you could experience a delay in receipt of payments on or incur a loss on your investment in the RRBs.

        Except as described in "The Sale Agreement—Indemnification" in this prospectus, neither the Issuer, PSNH, nor any of its successors, assignees or affiliates will indemnify you for any change in law, including any amendment or repeal of the Financing Act, that might affect the value of the RRBs.

The NHPUC might attempt to take actions which might reduce the value of your investment.

        The NHPUC will continue to regulate many aspects of the electric industry in New Hampshire and may take actions that adversely affect Holders. For example, the NHPUC will:

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  regulate investor-owned electric distribution companies, including PSNH;

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  set requirements for electric generation suppliers and other third parties; and

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  set customer billing guidelines and collection, metering and disclosure requirements for electric distribution companies, electric generation suppliers and other third parties.

        Actions taken by the NHPUC pursuant to the regular exercise of its regulatory powers as described above could adversely affect the ability of the Servicer to collect the RRB Charges on a full and timely basis or impose financial constraints on the Servicer that could lead it to default on its obligations.

        Additionally, the NHPUC could revise or rescind any of its regulations or take other actions relating to the RRB Charges or the RRB Property. Any such change in regulations or other action would be subject to the State Pledge not to limit, alter, amend, reduce or impair the RRB Charges, the RRB Property, the Finance Order, or any rights thereunder or ownership thereof or security interest therein, without making adequate provision for the interests of the Issuer, the Indenture Trustee and the Holders. See "The Financing Act and the Finance Order" in this prospectus. Any such change in regulations or other action also would be subject to the provision of the Financing Act that prohibits the NHPUC from revaluing or revising stranded costs, determining that the RRB Charges are unjust or unreasonable or in any way reducing or impairing the value of the RRB Property or revenues arising from its collection. See "The Financing Act and the Finance Order" in this prospectus. PSNH cannot predict whether the NHPUC will make new regulations, the timing or content of any new NHPUC Regulations or any other actions relating to the RRB Charges or the RRB Property that the NHPUC might take in the future. Future NHPUC Regulations may affect the ratings of the RRBs or their price. Those actions may also affect the rate of collections of RRB Charges and, as a result, the amortization of RRBs and their weighted average lives. As a result, Holders could suffer a loss of their investment.

        PSNH, as Servicer, is required to file with the NHPUC Routine True-Up Letters and Non-Routine True-Up Letters to adjust the RRB Charges. See "The Servicing Agreement—Periodic Adjustment Process" in this prospectus. These adjustments are intended to provide, among other things, for timely payment on the RRBs. Although the Finance Order approves PSNH's routine Periodic Adjustment methodology and provides that routine RRB Charge adjustments will take effect within a specified period of time after the filing of the applicable Routine True-Up Letter, the NHPUC might challenge an adjustment contained in a Routine True-Up Letter or may refuse to permit a routine adjustment to take effect, on the ground that the adjustment contains an error or for some other reason. The NHPUC also might challenge an adjustment contained in a Non-Routine True-Up Letter or might refuse to permit a non-routine adjustment to take effect, on the ground that the adjustment contains an error or for some other reason. Any such challenge or refusal by the NHPUC could cause a delay in the payments on the RRBs.

The Servicer may not fulfill its obligations to act on behalf of the Holders to protect Holders from actions by the NHPUC or the State of New Hampshire, or the Servicer may be unsuccessful in any such attempt.

        The Servicer will agree in the Servicing Agreement, on behalf of the Holders, to take any action or Proceeding necessary to compel performance by the NHPUC and the State of New Hampshire of any of their obligations or duties under the Financing Act, the Finance Order or any True-Up Letter, including any actions reasonably necessary to block or overturn any attempts to cause a repeal or modification of the Financing Act or the Finance Order or the rights of Holders of the RRB Property by legislative enactment or constitutional amendment that would be adverse to the Holders. The Servicer, however, may not be able to take those actions for a number of reasons, including due to legal or regulatory restrictions, financial constraints and practical difficulties in successfully challenging any such legislative enactment or constitutional amendment. Additionally, any action the Servicer is able to take may not be successful. Any such failure to perform its obligations or to successfully compel performance by the NHPUC or the State of New Hampshire could negatively impact Holders' rights and result in a loss of their investment.

A municipal entity might assert the right to acquire portions of PSNH's electric distribution facilities and avoid payment of the RRB Charges.

        The Financing Act provides that if a municipal entity assumes responsibility for providing electric service to a portion of an electric utility's service territory—an event commonly referred to as municipalization—the NHPUC will, in matters over which the Federal Energy Regulatory Commission, or FERC, does not have jurisdiction or grants jurisdiction to the State of New Hampshire, determine the consequential damages arising from the assumption and establish a recovery mechanism for these damages. These consequential damages include those resulting from the electric utility's stranded investment. The Financing Act also provides that consequential damages are to be allocated between the RRB Charges and other rates and charges in a just and reasonable manner. If a municipalization occurs with respect to a portion of PSNH's service territory accounting for a significant portion of PSNH's revenues or sales, the NHPUC could underestimate future sales by the new municipal electric entity in determining the amount of PSNH's consequential damages under the Financing Act, which could cause shortfalls in RRB Charge Collections and delays in payments to Holders.

Neither the Issuer nor PSNH is obligated to indemnify you for changes in law.

        Neither the Issuer nor PSNH nor any of their successors, assignees or affiliates will indemnify you for any changes in the law, including any federal preemption or repeal or amendment of the Financing Act that might affect the value of your RRBs. Although PSNH or any successor assignee might be required to indemnify the Issuer if legal action based on the law in effect at the time of the issuance of the RRBs invalidates the RRB Property, such indemnification obligations do not apply for any changes in law after the date the RRBs are issued, whether such changes in law are effected by means of any legislative enactment, any constitutional amendment or any final and non-appealable judicial decision. See "The Sale Agreement—Seller Representations and Warranties" and "The Servicing Agreement—Servicing Standards and Covenants" in this prospectus.

Risks Associated with Servicing

Your investment in the RRBs depends on PSNH or its successors or assignees acting as Servicer of the RRB Property.

        PSNH, as Servicer, will be responsible for, among other things, calculating, billing, collecting and posting the RRB Charges from Customers, submitting requests to the NHPUC to adjust these charges, monitoring the RRB Collateral for the RRBs and taking certain actions in the event of non-payment by a Customer. The Indenture Trustee's receipt of collections in respect of the RRB Charges will depend in part on the skill and diligence of the Servicer in performing these functions. The systems that the Servicer has in place for RRB Charge billings, collections and postings, as the same may be modified by any applicable current or future NHPUC Regulations, might, in particular circumstances, cause the Servicer to experience difficulty in performing these functions in a timely and accurate manner. In addition, should the Servicer enter into bankruptcy, to the extent permitted by law or a bankruptcy court, it may stop acting as Servicer, resulting in disruption of collection of RRB Charges. If the Servicer fails to make collections for any reason, then the Servicer's payments to the Indenture Trustee in respect of the RRB Charges might be delayed or reduced. In that event, the Issuer's payments on the RRBs might be delayed or reduced.

Changes to billing, collection and posting practices might reduce the value of your investment in the RRBs.

        The Finance Order specifies the methodology for determining the amount of the RRB Charges the Issuer may impose. However, subject to any required NHPUC approval, the Servicer may set its own billing, collection and posting arrangements with Customers from whom it collects RRB Charges, provided that these arrangements comply with any applicable NHPUC customer safeguards and the provisions of the Servicing Agreement. For example, to recover part of an outstanding bill, the Servicer may agree to compromise amounts due or to extend a Customer's payment schedule, including the RRB Charges, so long as such action is in accordance with the Servicer's existing collection policies and complies in all material respects with applicable law. Also, subject to any required NHPUC approval, the Servicer may change billing, collection and posting practices, which might adversely impact the timing and amount of Customer payments and might reduce RRB Charge Collections, thereby limiting the Issuer's ability to make scheduled payments on the RRBs. Separately, the NHPUC might require changes to these practices. Any changes in billing, collection and posting practices or regulations might make it more difficult for the Servicer to collect the RRB Charges and adversely affect the value of your investment in the RRBs.

If the Issuer needs to replace PSNH as the Servicer, the Issuer may experience difficulties finding and using a replacement Servicer.

        Under certain circumstances, PSNH may resign as Servicer, or the Indenture Trustee or certain Holders may remove PSNH as Servicer. See "The Servicing Agreement—Matters Regarding the Servicer" and "The Servicing Agreement—Rights When Servicer Defaults." If PSNH ceases to service the RRB Property related to the RRBs, it might be difficult to find a successor Servicer. Also, any successor Servicer might have less experience and ability than PSNH and might experience difficulties in collecting RRB Charges and determining appropriate adjustments to the RRB Charges and billing and/or payment arrangements may change, resulting in delays or disruptions of collections. A successor Servicer might only be willing to perform such services for fees higher than those approved in the Finance Order or might charge fees that, although permitted under the Finance Order, are substantially higher than the fees paid to PSNH as Servicer. Although a Periodic Adjustment may be required to allow for the increase in fees, there could be a gap between the incurrence of those fees and the implementation of a Periodic Adjustment to adjust for that increase that might adversely affect distributions to Holders. In addition, in the event of the commencement of a case by or against the Servicer under the Bankruptcy Code or similar laws, the Issuer and the Indenture Trustee might be prevented from effecting a transfer of servicing due to operation of the Bankruptcy Code. Any of these factors might delay the timing of payments and reduce the value of your investment.

It might be difficult for successor Servicers to collect the RRB Charges from PSNH's Customers.

        Any successor Servicer may bring an action against a Customer for non-payment of the RRB Charge, but only a successor Servicer that is a successor electric utility may terminate electric service for failure to pay the RRB Charge. A successor Servicer that does not have the threat of termination of electric service available to enforce payment of the RRB Charge would need to rely on the successor electric utility to threaten to terminate service for nonpayment of other portions of monthly electric utility bills. This inability might result in higher delinquencies and reduce the value of your investment. Also, a change in the Servicer would cause payment instructions to change, which could lead to a period of disruption in which Customers withhold payment or continue to remit payment according to the former payment instructions, resulting in delays in collection that could result in delays in payments on the RRBs.

Risk Associated with the Unusual Nature of the RRB Property

A shortfall in RRB Charge Payments as a result of inaccurate forecasting or unanticipated delinquencies could lead to payment delays or losses.

        Because the RRB Charges are assessed based on kilowatt-hours, or kWh, of electricity consumed by Customers, a shortfall of payments arising from the RRB Charges could result if the Servicer inaccurately forecasts electricity consumption or underestimates Customer delinquencies or charge-offs when setting the RRB Charges, both initially and at the time of any Periodic Adjustment of the RRB Charges. See "The Servicing Agreement—Periodic Adjustment Process" in this prospectus. A shortfall could cause payments on the RRBs to be made later than expected or not at all. As a result, payments of principal of the RRBs might not be paid according to the Expected Amortization Schedule, which would lengthen the weighted average life of the RRBs. In addition, a change in energy consumption by Customers might also result in payments of principal of the RRBs not being paid by the Final Maturity Date of the RRBs or not being paid at all. For the same reasons, payments of interest on the RRBs could also be delayed or not made. Although the RRB Charge adjustment process is intended to mitigate these risks over the life of the RRBs, the process may not prevent a temporary delay in payment.

        Inaccurate forecasting of electricity consumption by the Servicer could result from, among other things:

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  warmer winters or cooler summers, resulting in less electricity consumption than forecasted;

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  general economic conditions being worse than expected, causing Customers to migrate from PSNH's or a successor distribution company's service territory or reduce their electricity consumption;

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  the occurrence of a natural disaster, such as a blizzard or hurricane, unexpectedly disrupting electrical service and reducing consumption;

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  problems with energy generation, transmission or distribution resulting from a change in the market structure of the electric industry, including with respect to PSNH's transition from reliance on its own power generation to reliance on third-party power generators;

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  Customers accounting for a significant portion of PSNH's revenues or sales ceasing to do business or leaving PSNH's or a successor distribution company's service territory, which may be more likely because the Financing Act prohibits electric utilities from charging or assessing any exit fees on Customers;

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  Customers consuming less electricity because of increased conservation efforts or technological change; or

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  Customers accounting for a significant portion of PSNH's revenues or sales switching to self-generation or co-generation of electric power, which may be more likely because the Financing Act prohibits electric utilities from charging or assessing any exit fees on Customers.

        Inaccurate forecasting of delinquencies or charge-offs by the Servicer could result from, among other things:

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  unexpected deterioration of the economy, the occurrence of a natural disaster, an act of war or terrorism or other catastrophic events, causing greater charge-offs than expected or forcing PSNH or a successor distribution company to grant additional payment relief to more Customers;

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  a change in law that makes it more difficult for PSNH or a successor distribution company to disconnect nonpaying Customers, or that requires PSNH or a successor distribution company to apply more lenient credit standards in accepting Customers; or

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  the introduction into the energy markets of less creditworthy third-party energy suppliers that are permitted under the Finance Order to collect and remit payments arising from the RRB Charges to the Servicer on behalf of Customers.

Time limitation on assessment of RRB Charges may lead to insufficient revenues to make payments.

        You may experience payment defaults on the RRBs because under the Finance Order the RRB Charges may only be billed and collected for two years after the Final Maturity Date of the latest maturing Tranche of RRBs. See "The Financing Act and the Finance Order" in this prospectus. If the principal of and interest on the RRBs have not been paid in full by the end of the period during which the RRB Charges may be assessed and collected, Holders may suffer a loss of their investment.

Unique nature of RRB Collateral may impair the Indenture Trustee's ability to realize on RRB Collateral.

        If there is an Event of Default on the RRBs and the Indenture Trustee elects or is directed by the Holders to foreclose on the RRB Property, there is likely to be a limited market, if any, for the RRB Property so the Indenture Trustee is unlikely to be able to resell the RRB Property because of its unique nature. Therefore, foreclosure might not be a realistic or practical remedy. Moreover, although principal of the RRBs will be due and payable upon acceleration of the RRBs after an Event of Default, payment of the RRB Charges by Customers likely would not be accelerated and therefore the principal of the RRBs would only be paid as funds become available. If there is an acceleration of the RRBs, all Tranches of the RRBs will be paid pro rata; therefore, some Tranches might be paid earlier than expected and some Tranches might be paid later than expected.

Risks Associated with External Factors Affecting Collections

Storm damage to PSNH's operations might impair payment of the RRBs.

        Severe weather, such as ice and snow storms, hurricanes and other natural disasters, may cause outages and property damage. The potential disruption of PSNH's operations or the operations of power generation facilities owned by third parties from which PSNH purchases power due to storms, natural disasters or other catastrophic events could be substantial. Generation, transmission, distribution and consumption of electricity might be interrupted temporarily, reducing the collections of RRB Charges. There might be longer-lasting adverse effects on residential and commercial development and economic activity in the PSNH service area, which could cause the per-kWh RRB Charges to be greater than expected. Legislative action adverse to the Holders might be taken in response, and such legislation, if challenged as a violation of the State Pledge, might be defended on the basis of public necessity. Please read "The Financing Act and the Finance Order" and "Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions—Future New Hampshire Legislative Action Might Attempt to Invalidate the RRBs or the RRB Property" in this prospectus.

Technological change might make alternative energy sources more attractive in the future.

        Technological developments and/or tax or other economic incentives might result in the introduction of economically attractive, more fuel-efficient, more environmentally-friendly and/or more cost-effective alternatives to purchasing electricity through a utility's distribution facilities for increasing numbers of Customers. Manufacturers of self-generation facilities may develop smaller-scale, more fuel-efficient on-site generating and/or storage units that can be cost-effective options for a greater number of Customers. Moreover, an increase in self-service power may result if extreme weather conditions cause shortages of grid-supplied energy or if other factors cause grid-supplied energy to be less reliable. Customers who self-generate their electricity must pay the RRB Charges to the extent that such energy, or emergency back-up power, is transmitted through use of a utility's delivery system. Technological developments might allow greater numbers of Customers to reduce or even altogether avoid RRB Charges under such provisions through on-site generation and storage. This might reduce the kilowatt-hours of electric energy delivered to Customers by means of PSNH's transmission and distribution facilities, thereby causing reduced collections and payment delays on the RRBs. In addition, RRB Charges to the remaining Customers would increase, which could increase the risk of charge-offs.

Risks Associated with Potential Bankruptcy Proceedings

        For a detailed discussion of the following risks, please read "Bankruptcy and Creditors' Rights Issues" in this prospectus. In addition, the risk factors enumerated below in this subsection are based on general legal principles and outcomes; each bankruptcy case is factually unique, and the outcome of any bankruptcy case is based upon the application of legal principles to the specific facts of that bankruptcy case.

Bankruptcy of PSNH or any successor or assignee could result in losses or delays in payments on the RRBs.

        The Financing Act provides that as a matter of New Hampshire law:

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  RRB Property may be sold to one or more special purpose financing entities, that is authorized by a finance order to issue rate reduction bonds, acquire the RRB Property, or both on behalf of an electric utility.

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  The sale or transfer of the RRB Property shall be treated as a "true sale" or absolute transfer, if the parties to the transfer expressly so state in the governing documentation, in a transaction approved by a finance order and made in connection with the issuance of the RRBs.

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  The characterization of the transfer of the RRB Property as a "true sale" will not be impaired or negated notwithstanding any contrary treatment of such transfer for accounting, tax or other purposes.

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  The RRB Charges constitute RRB Property within the meaning of the Financing Act and will represent a current and irrevocable vested property right including, without limitation, the right, title and interest of PSNH or the Issuer in and to all revenues, collections, claims, payments, money or proceeds of or arising from the RRB Charges authorized pursuant to the Finance Order to recover the RRB Costs and all rights to obtain adjustments to the RRB Charges pursuant to the terms of the Finance Order, and shall constitute a current and irrevocable vested property right, notwithstanding the fact that the value of such property right may depend upon electricity usage or the performance of certain services.

        These principles are important to maintaining payments on the RRBs in accordance with their terms during any bankruptcy of PSNH. In addition, the transaction has been structured with the objective of keeping the Issuer separate from PSNH in the event of a bankruptcy of PSNH.

        The Financing Act further provides that the interest of an assignee or pledgee in RRB Property specified in the Finance Order, and in the revenue and collections arising from that property, is not subject to setoff, counterclaim, surcharge, or defense by the electric utility or any other person or in connection with the reorganization, bankruptcy, or other insolvency of the electric utility or any other entity.

        A bankruptcy court generally follows state property law on issues such as those addressed by the four principles described above. However, a bankruptcy court has authority not to follow state law if it determines that the state law is contrary to a paramount federal bankruptcy policy or interest. If a bankruptcy court in a bankruptcy of PSNH refused to enforce one or more of the state property law provisions described above for this reason, the effect of this decision on you as a Holder could be similar to the treatment you would receive in a bankruptcy of PSNH if the RRBs had been issued directly by PSNH, including without limitation possibly causing material delays in payment of, or losses on, your RRBs and possibly materially reducing the value of your investment in the RRBs. Specific examples of possible effects are set forth below. A decision by the bankruptcy court that, despite the separateness of the Issuer from PSNH, the assets and liabilities of the Issuer and those of PSNH should be substantively consolidated would have a similar effect on you as a Holder.

        The Issuer has taken steps together with PSNH, as the Seller, to reduce the risk that in the event PSNH or an affiliate of PSNH were to become the debtor in a bankruptcy case, a court would order that the assets and liabilities of the Issuer would be substantively consolidated with those of PSNH or an affiliate. Such steps include, without limitation, provisions in the LLC Agreement of the Issuer concerning entity separation and requiring an independent manager. Nonetheless, these steps might not be effective, and thus if PSNH or an affiliate of PSNH were to become a debtor in a bankruptcy case, a court may order that the assets and liabilities of the Issuer be consolidated with those of PSNH or the affiliate.

        Additionally, a bankruptcy filing by PSNH could trigger a bankruptcy filing by the Issuer with similar negative consequences for Holders. In a recent bankruptcy case, In re General Growth Properties, Inc., General Growth Properties, Inc., or GGP, filed for bankruptcy together with many of its direct and indirect subsidiaries, including many subsidiaries that were organized as special purpose financing entities. The Southern District of New York bankruptcy court upheld the validity of the filings of these special purpose subsidiaries. Additionally, as part of the original cash collateral motion, the debtors sought approval of a debtor in possession loan to GGP and to GGP Limited Partnership that would be guaranteed by the special purpose entities and secured with second liens on substantially all their assets. As upstream guarantors, the special purpose entities would have received no direct benefit from the loan because the proceeds would have been disbursed to their parent entities. The debtor in possession loan that was ultimately approved by the bankruptcy court did not contain this guarantee or involve a pledge of assets of the special purpose entities. In a subsequent order, the court, while refusing to dismiss the chapter 11 petitions of certain special purpose entities, stated: "The salient point for purposes of these Motions is that the fundamental protections that the Movants negotiated and that the SPE structure represents are still in place and will remain in place during the Chapter 11 cases. This includes protection against the substantive consolidation of the project-level debtors with any other entities." The General Growth case nevertheless serves as a reminder that bankruptcy courts may subordinate legal rights of creditors in the interests of helping debtors reorganize.

        Regardless of whether a bankruptcy court makes any adverse determination with respect to substantive consolidation of the assets and liabilities of the Issuer with PSNH or an affiliate of PSNH, a bankruptcy filing by PSNH or an affiliate of PSNH might cause material delays in payment of, or losses on, your RRBs and might materially reduce the value of your investment in the RRBs.

        Specific effects of bankruptcy filing by PSNH or an affiliate of PSNH could include:

  •
  without permission from the bankruptcy court, the Indenture Trustee might be prevented from taking actions against PSNH or recovering or using funds on your behalf or replacing PSNH as the Servicer;

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  the bankruptcy court might order the Indenture Trustee to exchange the RRB Property for other property, which might be more illiquid or of lower value;

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  tax or other government liens on PSNH's property that arose after the transfer of the RRB Property to the Issuer might nevertheless have priority over the Indenture Trustee's lien and might be paid from RRB Charge Collections before payments on your RRBs;

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  the Indenture Trustee's lien might not be properly perfected in RRB Charge Collections that were commingled with other funds of PSNH collected from Customers as of the date of PSNH's bankruptcy, or might not be properly perfected in all of the RRB Property, including, without limitation, if all perfection requirements are not met, and the lien might therefore be set aside in the bankruptcy, with the result that your RRBs would represent only general unsecured claims against PSNH;

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  the bankruptcy court might rule that neither the Issuer's property interest nor the Indenture Trustee's lien extends to RRB Charges in respect of electricity consumed after the commencement of PSNH's bankruptcy case, with the result that your RRBs would represent only general unsecured claims against PSNH;

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  The Issuer and PSNH might be relieved of the obligation to make any payments on your RRBs during the pendency of the bankruptcy case and might be relieved of any obligation to pay interest accruing after the commencement of the case;

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  PSNH might lower the interest rate, extend the maturity date or otherwise alter the terms of your RRBs as part of its plan of reorganization;

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  the bankruptcy court might rule that the RRB Charges should be used to pay a portion of the cost of providing electric service;

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  the bankruptcy court might rule that the remedy provisions of the Sale Agreement are unenforceable, leaving the Issuer with an unsecured claim of actual damages against PSNH which might be expensive and difficult to prove or enforce;

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  the sale of the RRB Property might be construed as a financing and not a sale which might delay or limit payment on your RRBs and potentially deprive you of collateral securing the RRBs;

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  claims against PSNH or any successor or assignee might be limited in the event of a bankruptcy of the Seller;

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  a bankruptcy of PSNH or any successor or assignee could limit the remedies available to the Indenture Trustee;

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  if the Servicer defaults or enters bankruptcy Proceedings, it might be difficult to find a successor Servicer and payments on your RRBs might be temporarily suspended; or

  •
  if the Servicer enters bankruptcy Proceedings, the collections of the RRB Charges paid by the Servicer during a period of up to one year prior to the commencement of the bankruptcy case might constitute voidable preferences.

Other Risks Associated with the Purchase of the RRBs

PSNH's obligation to indemnify the Issuer for a breach of a representation or warranty might not be sufficient to protect your investment.

        PSNH will be obligated under the Sale Agreement to indemnify the Issuer and the Indenture Trustee, for itself and on behalf of the Holders, only in specified circumstances. Similarly, PSNH will be obligated under the Servicing Agreement to indemnify the Issuer and the Indenture Trustee, for itself and on behalf of the Holders only in specified circumstances. Please read "The Sale Agreement" and "The Servicing Agreement" in this prospectus.

        Neither the Indenture Trustee nor the Holders will have the right to accelerate payments on the related RRBs as a result of a breach under the Sale Agreement or Servicing Agreement, absent an Event of Default under the Indenture and the Series Supplement as described in "Description of the RRBs—Events of Default; Rights Upon Event of Default." Furthermore, PSNH might not have sufficient funds available to satisfy its indemnification obligations, and the amount of any indemnification paid by PSNH might not be sufficient for you to recover all of your investment in the RRBs. In addition, if PSNH becomes obligated to indemnify Holders, the ratings on the RRBs might be downgraded as a result of the circumstances causing the breach and the fact that Holders will be unsecured creditors of PSNH with respect to any of these indemnification amounts. PSNH will not indemnify any person for any loss, damages, liability, obligation, claim, action, suit or payment resulting solely from a downgrade in the ratings on the RRBs, or for any consequential damages, including any loss of market value of the RRBs resulting from a default or a downgrade of the ratings of the RRBs. Please read "The Sale Agreement—Seller Representations and Warranties and "—Indemnification" in this prospectus.

PSNH may sell property similar to the RRB Property through another affiliated entity in the future.

        PSNH may in the future without your review or approval sell property similar to the RRB Property to one or more entities other than the Issuer in connection with a new issuance of bonds similar to the RRBs or similarly authorized types of bonds. Any new issuance may include terms and provisions that would be unique to that particular issue.

        In the event a Customer does not pay in full all amounts owed under any bill, including RRB Charges, PSNH, as Servicer, is required to allocate any resulting shortfalls in RRB Charges ratably based on the amounts of RRB Charges owing in respect of the RRBs, and the total amounts owed by that Customer. As a result, the Issuer cannot assure you that the issuance of future rate reduction bonds would not cause reductions or delays in payment of your RRBs.

The Issuer is issuing several Tranches of the RRBs.

        The Finance Order authorizes the Issuer to issue one or more Tranches of rate reduction bonds not to exceed the aggregate principal amount of $690,000,000. RRB Charges collected by or for the benefit of PSNH will be allocated among the Tranches of RRBs as set forth in the Extended Amortization Schedule and the priority of payments set forth under "Description of the RRBs—How Funds in the Collection Account Will Be Allocated." However, the Issuer cannot assure you that the existence of multiple Tranches of RRBs would not cause reductions or delays in payment on your RRBs. In addition, some matters relating to the RRBs may require the vote of the Holders of all Tranches of the RRBs. Your interests in these votes might conflict with the interests of the beneficial owners of RRBs of another Tranche and therefore these votes could result in an outcome that is materially unfavorable to you.

Absence of a secondary market for the RRBs might limit your ability to resell RRBs.

        The underwriters for the RRBs might assist in resales of such RRBs but they are not required to do so. A secondary market for the RRBs might not develop. If a secondary market does develop, it might not continue or there might not be sufficient liquidity to allow you to resell any of your RRBs. The Issuer does not anticipate that any RRBs will be listed on any securities exchange.

The RRBs' credit ratings might affect the market value of your RRBs.

        A downgrading of the credit ratings of the RRBs might have an adverse effect on the market value of the RRBs. Credit ratings might change at any time and an NRSRO has the authority to revise or withdraw its rating based solely upon its own judgment. In addition, any downgrade in the credit ratings of the RRBs may result in the RRBs becoming ineligible to be held by certain funds or investors, which may require such investors to liquidate their investment in the RRBs and result in lower prices and a less liquid market trading market for the RRBs.

The ratings are no indication of the expected rate of payment of principal on the RRBs and the Issuer might pay principal of the RRBs later than expected.

        The RRBs will be rated by one or more established NRSROs. A rating is not a recommendation to buy, sell or hold the RRBs. The ratings merely analyze the probability that the Issuer will repay the total principal amount of the RRBs at their respective Final Maturity Dates (which are later than the expected Scheduled Final Payment Dates) and will make timely interest payments. The ratings are not an indication that the NRSROs believe that principal payments are likely to be paid on time according to the Expected Amortization Schedule. Thus, the Issuer might repay the principal of your RRBs later than you expect, which might materially reduce the value of your investment.

        Under Rule 17g-5 under the Exchange Act, NRSROs providing the issuer, sponsor or underwriter with the requisite certification will have access to all information posted on a website by the issuer, sponsor or underwriter for the purpose of determining the initial rating and monitoring the rating after the issuance date in respect of the RRBs. As a result, an NRSRO other than the Rating Agencies hired by PSNH may issue ratings on the RRBs, or unsolicited ratings, which may be lower, and could be significantly lower, than the ratings assigned by the Rating Agencies. The unsolicited ratings may be issued prior to, or after, the issuance date in respect of the RRBs. Issuance of any unsolicited rating will not affect the issuance of the RRBs. Issuance of an unsolicited rating lower than the ratings assigned by the Rating Agencies on the RRBs might adversely affect the value of the RRBs and, for regulated entities, could affect the status of the RRBs as a legal investment or the capital treatment of the RRBs. Investors in the RRBs should consult with their legal counsel regarding the effect of the issuance of a rating by an NRSRO other than the Rating Agencies that is lower than the rating of a Rating Agency. None of PSNH, the Issuer, the underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned after the date of this prospectus. In addition, if the Issuer or PSNH fail to make available to an NRSRO other than the Rating Agencies any information provided to any Rating Agency for the purpose of assigning or monitoring the ratings on the RRBs, a Rating Agency could withdraw its ratings on the RRBs, which could adversely affect the market value of your RRBs and could limit your ability to resell your RRBs.

Regulatory provisions affecting certain investors could adversely affect the liquidity and the regulatory treatment of investments in the RRBs.

        In Europe, the U.S. and elsewhere there continues to be increased political and regulatory scrutiny of the asset-backed securities industry. This has resulted in a range of regulations which are currently at various stages of implementation and which may have an adverse impact on the regulatory position of certain investors in securitizations and/or the incentives for certain investors to hold asset-backed securities, thereby affecting the liquidity of such securities. None of PSNH, the Issuer nor any other party to the transaction of which this offering is a part makes any representation to any prospective investor or purchaser of the RRBs regarding the regulatory treatment of their investment in the RRBs now or at any time in the future. Investors in the RRBs are responsible for analyzing their own regulatory positions and are encouraged to consult their own investment and legal advisors regarding the suitability of the RRBs for investment.

        Among other regulations, investors based in the EU should be aware of the EU risk retention and due diligence requirements which currently apply, or are expected to apply in the future, in respect of various types of EU-regulated investors. Such requirements restrict a relevant investor from (among other things) investing in asset-backed securities unless: (a) that investor is able to demonstrate that it has undertaken certain due diligence in respect of various matters including its securities position, the underlying assets and (in the case of certain types of investors) the relevant sponsor or originator; and (b) the originator, sponsor or original lender in respect of the relevant securitization has explicitly disclosed to the investor that it will retain, on an on-going basis, a net economic interest of not less than 5% in respect of certain specified credit-risk tranches or asset exposures. Failure to comply with one or more of the requirements may result in various penalties, including, in the case of those investors subject to regulatory capital requirements, the imposition of a penal capital charge on the securities acquired by the relevant investor.

        The Issuer and PSNH are of the opinion that the RRBs do not constitute an exposure to a "securitisation position" for the purposes of the EU risk retention and due diligence requirements and that, as such, the EU risk retention and due diligence requirements should not apply to investments in the RRBs. Therefore, neither the Issuer, PSNH nor any other entity has committed to retain a material net economic interest in relation to this transaction.

If the investment of collected RRB Charges and other funds held pursuant to the Indenture and the Series Supplement in the Collection Account results in investment losses or the investments become illiquid, you might receive payment of principal of and interest on the RRBs later than you expect.

        Funds held pursuant to the Indenture and the Series Supplement in the Collection Account will be invested in Eligible Investments. Eligible Investments include money market funds having a rating from Moody's Investors Service, Inc. (or any successor in interest) and S&P Global Ratings (or any successor in interest), of Aaa and AAA, respectively. Although investments in these money market funds have traditionally been viewed as highly liquid with a low probability of principal loss, illiquidity and principal losses have been experienced by investors in certain of these funds as a result of disruptions in the financial markets in recent years. If investment losses or illiquidity are experienced, you might experience a delay in payments of principal and interest and a decrease in the value of your investment in the RRBs.

REVIEW OF THE RRB PROPERTY

        Pursuant to Regulation AB, PSNH, as Sponsor, has performed a review of the RRB Property underlying the RRBs. As required by Regulation AB, the review was designed and effected to provide reasonable assurance that disclosure regarding the RRB Property is accurate in all material respects. PSNH did not engage a third party in conducting its review but consulted with its legal counsel and structuring agent in conducting its review.

        The RRBs will be secured under the Indenture by the RRB Collateral. The principal asset included within the RRB Collateral is the RRB Property. The RRB Property is a current and irrevocable vested property right of the Issuer under the Finance Order, including, without limitation, all right, title and interest of the Issuer in and to all revenues, collections, claims, payments, money or proceeds of or arising from the RRB Charges authorized pursuant to the Finance Order to recover the RRB Costs and to all rights to obtain adjustments to the RRB Charges pursuant to the terms of the Finance Order. The RRB Charges are non-bypassable and are payable by all Customers taking retail electric service from PSNH or its successors or assignees. RRB Charges are payable by Customers regardless of who they have chosen as their energy supplier and regardless of whether or not they are self-generating, so long as they are connected to PSNH's distribution system for back-up power.

        The RRB Property is not a static pool of assets. The RRB Charges included within the RRB Property are irrevocable and not subject to limitation, alteration, amendment, reduction or impairment or, except for the Periodic Adjustments to correct any overcollections or undercollections, adjustment by further action of the NHPUC. RRB Charges will be adjusted at least annually through an Annual Routine True-Up Letter filed by the Servicer with NHPUC no later than January 15 of each year to ensure that there are adequate funds to meet the Periodic RRB Payment Requirements for the two Remittance Periods beginning, respectively, on January 1 and July 1 of the year that such letter is filed. RRB Charges may be adjusted semi-annually through the filing of a Mid-Year Routine True-Up Letter no later than July 15 of each year if the Servicer reasonably projects that expected collections of the RRB Charges will be insufficient to meet the Periodic RRB Payment Requirements for the Remittance Period beginning on July 1 of such year. In addition, except during the two Remittance Periods preceding the Final Maturity Date of the latest maturing Tranche of RRBs, the Servicer may file an Other Routine True-Up Letter not later than the date that is 15 days before the end of the then-current calendar month if the Servicer reasonably projects that expected collections of the RRB Charges will be insufficient to meet the Periodic RRB Payment Requirements for the then-current Remittance Period. During the two Remittance Periods preceding the Final Maturity Date of the latest maturing Tranche of RRBs, if the Servicer reasonably projects that expected collections of the RRB Charges will be insufficient to meet the Periodic RRB Payment Requirements for the then-current Remittance Period, the Servicer will file an Other Routine True-Up Letter not later than the date that is 15 days before the end of the then-current calendar month. There is no cap on the level of RRB Charges that may be imposed on Customers as a result of the Periodic Adjustments to pay on a timely basis scheduled principal of and interest on the RRBs and other ongoing costs as described under "Description of the RRBs—How Funds in the Collection Account will be Allocated." The RRB Collateral securing payment of the RRBs is described in more detail under "Description of the RRBs—Collateral for the RRBs" in this prospectus.

        In the Finance Order, NHPUC, among other things:

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  established the RRB Charge and authorized PSNH to collect the RRB Charge from all Customers taking retail electric service during the term that the RRBs are outstanding;

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  confirmed that the Holders and the Indenture Trustee will be entitled to rely on and are entitled to the benefit of the State Pledge; and

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  approved the procedures and methodologies for adjusting the RRB Charges during the term that the RRBs are outstanding to ensure that the expected RRB Charge Collections are sufficient to pay on a timely basis scheduled principal of and interest on the RRBs and other ongoing costs.

        Please read "The Financing Act and the Finance Order" in this prospectus for more detail.

        The characteristics of the RRB Property are unlike the characteristics of assets underlying mortgage and other commercial asset securitizations because the RRB Property is a creature of statute and state regulatory commission proceedings. Because the nature and characteristics of the RRB Property and many elements of the securitization are set forth in and constrained by the Financing Act and the Finance Order, PSNH, as Sponsor, does not select the assets to be securitized in ways common to many securitizations. Moreover, the RRBs do not contain origination or underwriting elements similar to typical mortgage or other loan transactions involved in other forms of asset-backed securities. The Financing Act and the Finance Order require the imposition on, and collection of RRB Charges from, existing and future Customers. Since the RRB Charges are assessed against all such Customers and the Periodic Adjustments adjust for the impact of Customer defaults, the collectability of the RRB Charges is not ultimately dependent upon the credit quality of particular Customers, as would be the case in the absence of the Periodic Adjustments.

        The review by PSNH of the RRB Property underlying the RRBs has involved a number of discrete elements as described in more detail below. PSNH has analyzed and applied the Financing Act's requirements for securitization of qualified costs in seeking approval of the NHPUC for the issuance of the Finance Order and in its proposal with respect to the characteristics of the RRB Property to be created pursuant to the Finance Order. PSNH worked with its counsel and its financial advisor in preparing the petition for a Finance Order and with the NHPUC on the terms of the Finance Order. Moreover, PSNH worked with its counsel, its structuring agent and counsel to the structuring agent and the underwriters in preparing the legal agreements that provide for the terms of the RRBs and the collateral for the RRBs. PSNH has analyzed economic issues and practical issues for the collection of the RRB Charges and the scheduled payment of the RRBs, including the impact of economic factors, potential for disruptions due to weather or catastrophic events and its own forecasts for electricity usage as well as the historic accuracy of its prior forecasts.

        In light of the unique nature of the RRB Property, PSNH has taken (or, prior to the offering of the RRBs, will take) the following actions in connection with its review of the RRB Property and the preparation of the disclosure for inclusion in this prospectus describing the RRB Property, the RRBs and the proposed securitization:

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  reviewed the Financing Act, other relevant provisions of New Hampshire statutes and any applicable NHPUC Regulations as they relate to the RRB Property in connection with the preparation and filing of the application with the NHPUC for the approval of the Finance Order in order to confirm that the application and proposed Finance Order satisfied applicable statutory and regulatory requirements;

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  actively participated in the proceedings before the NHPUC relating to the approval of the Finance Order;

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  compared the process by which the Finance Order was adopted and approved by the NHPUC to the requirements of the Financing Act and any applicable NHPUC Regulations as they relate to the RRB Property to confirm that it met such requirements;

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  compared the proposed terms of the RRBs to the applicable requirements in the Financing Act, other relevant provisions of New Hampshire statutes, the Finance Order and any applicable NHPUC Regulations to confirm that they met such requirements;

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  prepared and reviewed the agreements to be entered into in connection with the issuance of the RRBs and compared such agreements to the applicable requirements in the Financing Act, other relevant provisions of New Hampshire statutes, the Finance Order and any applicable NHPUC Regulations to confirm that they met such requirements;

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  reviewed the disclosure in this prospectus regarding the Financing Act, other relevant provisions of New Hampshire statutes, the Finance Order and the agreements to be entered into in connection with the issuance of the RRBs, and compared such descriptions to the relevant provisions of the Financing Act, other relevant provisions of New Hampshire statutes, the Finance Order and such agreements to confirm the accuracy of such descriptions;

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  consulted with legal counsel to assess if there is a basis upon which the Holders (or the Indenture Trustee acting on their behalf) could successfully challenge the constitutionality of any legislative action by the State of New Hampshire (including the NHPUC) that could repeal or amend the securitization provisions of the Financing Act that could substantially impair the value of the RRB Property, or substantially reduce, alter or impair the RRB Charges;

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  reviewed the process and procedures in place for it, as Servicer, to perform its obligations under the Servicing Agreement, including billing, collecting and posting the RRB Charges to be provided for under the RRB Property, forecasting RRB Charges, and preparing and filing applications for Periodic Adjustments to the RRB Charges;

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  reviewed the methodology and procedures for the Periodic Adjustments for adjusting RRB Charge levels to meet the scheduled payments on the RRBs and in this context took into account its experience with the NHPUC; and

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  with the assistance of the underwriters, prepared financial models in order to set the initial RRB Charges to be provided for under the RRB Property at a level sufficient to pay on a timely basis scheduled principal of and interest on the RRBs and other ongoing costs.

        In connection with the preparation of such models, PSNH:

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  reviewed (i) the historical electric usage and Customer growth within its service territory and (ii) forecasts of expected electric usage and Customer growth;

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  reviewed its historical collection of RRB Charges with respect to the 2001 and 2002 securitization bonds issued by an affiliate of PSNH and reviewed the resulting payment history and true-up adjustment experience with respect to the 2001 and 2002 bonds; and

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  analyzed the sensitivity of the weighted average life of the RRBs in relation to variances in actual electric usage from forecasted levels and in relation to the Periodic Adjustments in order to assess the probability that the weighted average life of the RRBs may be extended as a result of such variances, and in the context of the Periodic Adjustments for adjustment of RRB Charges to address undercollections or overcollections in light of scheduled payments on the RRBs.

        As a result of this review, PSNH has concluded that:

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  the RRB Property, the Finance Order and the agreements to be entered into in connection with the issuance of the RRBs meet in all material respects the applicable statutory and regulatory requirements;

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  the disclosure in this prospectus regarding the Financing Act, other relevant provisions of New Hampshire statutes, the Finance Order and the agreements to be entered into in connection with the issuance of the RRBs is accurate in all material respects;

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  the Servicer has adequate processes and procedures in place to perform its obligations under the Servicing Agreement;

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  RRB Charges, as adjusted from time to time as provided in Financing Act and the Finance Order, are expected to generate sufficient revenues to pay on a timely basis scheduled principal of and interest on the RRBs and other ongoing costs; and

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  the design and scope of PSNH's review of the RRB Property as described above is effective to provide reasonable assurance that the disclosure regarding the RRB Property in this prospectus is accurate in all material respects.

 THE FINANCING ACT AND THE FINANCE ORDER

        The Financing Act was enacted into New Hampshire law on June 12, 2000 to provide for the issuance of rate reduction bonds to enable by PSNH to recover certain stranded costs associated with the restructuring of the electric industry in the State of New Hampshire. The Financing Act was subsequently amended on July 9, 2015 to specifically authorize the use of securitization by PSNH to recover certain stranded costs resulting from the divestiture of some or all of PSNH's generation assets.

        The Financing Act authorizes the NHPUC to issue a finance order, which is a regulatory order that approves the recovery of certain costs incurred by PSNH through a securitization. On June 15, 2017, PSNH filed with the NHPUC a petition for a finance order to approve the issuance of RRBs to enable PSNH to recover certain of its stranded costs resulting from the divestiture of its generating assets. An updated and amended version of the petition was filed with the NHPUC on November 13, 2017. On December 6, 2017, the NHPUC held a hearing on PSNH's petition. The petition was supported by the staff of the NHPUC as well as the New Hampshire Office of the Consumer Advocate. No party opposed PSNH's petition or sought to intervene in the matter. On January 30, 2018, the NHPUC issued the Finance Order. Pursuant to New Hampshire law, after the expiration of a 30-day rehearing period in which no motion for rehearing is filed, the Finance Order will become final. If any request for rehearing is made, the NHPUC will have 30 days to approve or reject the request for rehearing, or suspend the Finance Order pending further consideration. If any request for rehearing is made and rejected by the NHPUC, the Finance Order may be appealed to the New Hampshire Supreme Court within 30 days of such rejection. As of the date hereof, no party has sought to appeal the Finance Order. Pursuant to the Financing Act, once final, the Finance Order is irrevocable and is not subject to rescission, alteration or amendment by further action of the NHPUC, except for the Periodic Adjustments to the RRB Charge.

        The Financing Act permits PSNH to recover any RRB Costs through the issuance of the RRBs. The Financing Act defines RRB Costs to include, among other items, expenditures incurred to implement the 2015 Settlement Agreement or other divestitures of some or all of PSNH's generating assets as ordered by the NHPUC. The NHPUC approved the 2015 Settlement Agreement on July 1, 2016 in Docket No. DE 14-238 and subsequently approved the contracts for divestiture of certain of PSNH's generation assets by orders issued on November 28 and 29, 2017 in Docket No. DE 17-124. The Finance Order expressly approved the costs to be securitized through the issuance of the RRBs and found that the entire amount of RRB Costs approved under the Finance Order is eligible to be considered "RRB Costs" within the meaning of RSA 369-B:2, XIV, is reasonable, and is eligible to be funded with the proceeds of the RRBs issued under the authority of the Finance Order.

        The Finance Order authorizes the issuance of the RRBs in one or more series in an aggregate principal amount not to exceed $690,000,000. The Finance Order permits PSNH to determine the final principal amount of RRBs to be issued after the divestiture of the thermal (fossil) generation assets as approved by the NHPUC has been consummated and PSNH has a reasonable basis to calculate its stranded costs, unrecovered deferrals, transaction costs, tax stabilization payments, employee protections and other costs with respect to such divesture. The Finance Order also approves the organization and capitalization of the Issuer, the creation of the RRB Property and the use of proceeds of the RRBs. The Finance Order contains all determinations that are required under the Financing Act, including with respect to the reasonableness of the RRB Charge and the issuance of the Finance Order being consistent with the public interest.

        The Finance Order establishes, among other things, the RRB Charge to recover the stranded costs specified therein. Pursuant to the Financing Act, the RRB Charge is non-bypassable in that Customers must pay the RRB Charge whether or not they receive retail electric service from PSNH or a third party supplier of energy, and whether or not their distribution system is being operated by PSNH or a successor distribution company. The Financing Act provides that the right to collect payments based on the RRB Charge is a property right which may be pledged, assigned or sold in connection with the issuance of RRBs. The Finance Order expressly provides that the sale of the RRB Property will be treated as a true sale, and not as a pledge or other financing, pursuant to the Financing Act. In addition, the Finance Order provides that upon the sale of the RRB Property to the Issuer, the Issuer, the Holders and the Indenture Trustee will be entitled to rely on and entitled to the benefit of the State Pledge.

        The RRB Charges are permitted to be adjusted periodically, but not less frequently than annually nor more frequently than monthly, as specified in the Finance Order and are assessed as an amount per kilowatt-hour of electricity usage by a Customer. See "Description of the Servicing Agreement—Periodic Adjustment Process." In addition to the Periodic Adjustments, the Finance Order permits the Issuer to bill and collect RRB Charges for an additional two (2) years beyond the Scheduled Final Payment Date for the latest maturing Tranche of RRBs (or, if earlier, through the date on which the RRB Costs have been fully paid).

        The Finance Order provides that PSNH shall file, for informational purposes, an Issuance Advice Letter relating to the issuance of the RRBs to the NHPUC. The Issuance Advice Letter will establish the final structure and repayment terms of the RRBs, the identity of the Issuer, the total principal amount and pricing of the RRBs, the initial RRB Charges by Customer class to be implemented upon issuance of the RRBs, the capital contribution amount and the actual upfront transaction costs. The filing of the Issuance Advice Letter is not a condition to the effectiveness of the Finance Order or the issuance of the RRBs. In addition, within 90 days following the RRB issuance, and within 60 days of the end of each fiscal quarter thereafter until the proceeds have been applied in full, PSNH shall file with the NHPUC a report showing the use of RRB proceeds in compliance with the Finance Order.

        The Financing Act and the Finance Order provide that the RRBs will not constitute a debt or liability of the State of New Hampshire or of any political subdivision thereof, and will not constitute a pledge of the full faith and credit of the State or any of its political subdivisions. The Finance Order provides that the issuance of the RRBs does not directly, indirectly, or contingently obligate the State of New Hampshire or any political subdivision thereof to make any appropriation for their payment.

        In the Financing Act, the State of New Hampshire has pledged, contracted and agreed with the Issuer, as owner of the RRB Property, and the Holders and the Indenture Trustee that neither the state nor any of its agencies, including the NHPUC, will limit, alter, amend, reduce, or impair the RRB Charges, RRB Property, Finance Order, and all rights thereunder or ownership thereof or security interest therein until the RRBs, including all principal, interest, premium, costs and arrearages thereon, are fully met and discharged, unless adequate provision is made by law for the protection of the Issuer, Holders and the Indenture Trustee. In the Finance Order, the NHPUC approved that the Issuer, Holders and the Indenture Trustee will be entitled to rely on and will be entitled to the benefit of the pledge, contract and agreement set forth above.

Constitutional Matters

        Ropes & Gray LLP expects to deliver an opinion, in connection with the closing of the offering of the Rate Reduction Bonds, as to whether, with respect to United States federal law, a reviewing court of competent jurisdiction, in a properly prepared and presented case, would conclude that: (i) the pledge contained in Section 369-B:6 of the Financing Act constitutes a contractual relationship between the Holders and the State of New Hampshire for purposes of Article I, Section 10 of the United States Constitution; (ii) absent a demonstration by the State of New Hampshire that a substantial impairment of that contract is reasonable and necessary to further a significant and legitimate public purpose, the Holders (or the Indenture Trustee acting on their behalf) could successfully challenge under the federal Contract Clause the constitutionality of any law subsequently enacted, whether by legislation or by voter initiative, determined by such court to limit, alter, amend, reduce or impair the RRB Charge, the

RRB Property, the Finance Order, and all rights thereunder or ownership thereof or security interest therein so as to cause a substantial impairment prior to the time that the Rate Reduction Bonds are fully paid and discharged, unless adequate provision shall be made by law for the protection of the Issuer, the Holders and the Indenture Trustee; (iii) although sound and substantial arguments might support the granting of preliminary and permanent injunctive relief to prevent implementation of any law determined to alter, impair or reduce the value of the RRB Property in violation of the federal Contract Clause, the decision to do so will be in the discretion of the court requested to take such action, which will be exercised on the basis of the considerations discussed in the opinion; and (iv) the State of New Hampshire would be required to pay just compensation to Holders if the State of New Hampshire, including its agencies, acted in contravention of the pledge contained in Section 369-B:6 of the Financing Act, after the Rate Reduction Bonds are issued, but before they are fully paid, that materially affected a substantial property interest of Holders in the Rate Reduction Bonds or the RRB Property and the action (a) constituted a permanent appropriation of such substantial property interest or denied all economically beneficial or productive use of the RRB Property; (b) destroyed the RRB Property, other than in response to so-called emergency conditions; or (c) substantially altered, impaired, or reduced the value of the RRB Property in a manner that inflicts a severe economic impact on such Holders and unduly interferes with their reasonable expectations, unless adequate provision shall be made by law for the protection of the Holders. We will file a copy of the opinion as an exhibit to an amendment to the registration statement of which this prospectus is a part or to one of our periodic filings with the SEC.

        For a discussion of risks associated with potential judicial, legislation or regulatory actions, please read "Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions."

        McLane Middleton, Professional Association expects to deliver an opinion, in connection with closing of the offering of the Rate Reduction Bonds, as whether, with respect to New Hampshire law, a reviewing court of competent jurisdiction, in a properly prepared and presented case, would conclude that: (i) the pledge contained in Section 369-B:6 of the Financing Act constitutes a contractual relationship between the Holders and the State of New Hampshire for purposes of Part 1, Article 23 of the New Hampshire Constitution, or the N.H. Contracts Clause; (ii) absent a demonstration by the State of New Hampshire that a substantial impairment of that contract is reasonable and necessary to further a significant and legitimate public purpose, the Holders (or the Indenture Trustee acting on their behalf) could successfully challenge under the N.H. Contracts Clause the constitutionality of any law subsequently enacted, determined by such court to limit, alter, impair, amend, or reduce the value of the RRB Property, the RRB Charge, the Finance Order, and all rights thereunder or ownership thereof or security interest therein so as to cause a substantial impairment prior to the time that the Rate Reduction Bonds are fully paid and discharged, unless adequate provision shall be made by law for the protection of the Issuer, the Holders and the Indenture Trustee; (iii) although sound and substantial arguments might support the granting of preliminary and permanent injunctive relief to prevent implementation of any law determined to alter, impair or reduce the value of the RRB Property in violation of the N.H. Contracts Clause, the decision to do so will be in the discretion of the court requested to take such action, which will be exercised on the basis of the consideration discussed in the opinion; and (iv) the State of New Hampshire would be required to pay just compensation to Holders if, after the Rate Reduction Bonds are issued, but before they are fully paid, the State of New Hampshire, including its agencies, acted arbitrarily or unreasonably and in contravention of the pledge contained in Section 369-B:6 of the Financing Act that materially affected a substantial vested property interest of Holders in the Rate Reduction Bonds or the RRB Property and the action (a) constituted a permanent appropriation of such substantial property interest or denied all economically beneficial or productive use of the RRB Property; (b) destroyed the RRB Property, other than in response to so-called emergency conditions; or (c) substantially limited, altered, amended, impaired, or reduced the value of the RRB Property in a manner that inflicts a severe economic impact on such Holders and unduly interferes with their reasonable expectations, unless adequate provision shall be made by law for the protection of the Holders. We will file a copy of the opinion as an exhibit to an amendment to the registration statement of which this prospectus is a part or to be one of our periodic filings with the SEC.

        For a discussion of risks associated with potential judicial, legislation or regulatory actions, please read "Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions."

DESCRIPTION OF THE ISSUER

General

        The Issuer is a limited liability company organized under the laws of the State of Delaware and will be governed by the LLC Agreement to be entered into upon issuance of the RRBs. PSNH is the Issuer's sole member. The Issuer was formed on January 18, 2018. The Issuer's fiscal year ends on December 31 of each year.

        The Issuer has been organized to serve as a special purpose subsidiary of PSNH, for the limited purpose of acquiring and holding the RRB Property and certain Other Collateral and to issue and sell the RRBs. At the time of the issuance of the RRBs, the Issuer's assets will consist of the RRB Property and the Other Collateral, which includes (i) the rights of the Issuer held under the Basic Documents (ii) the Collection Account and (iii) any Investment Earnings on amounts held by the Issuer, with the exception of Capital Subaccount Investment Earnings. See "Description of the RRBs—Collateral for the RRBs" in this prospectus.

        As of the date of this prospectus, the Issuer has not carried on any business activities and has no operating history. The LLC Agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.

        On or before the date of issuance of the RRBs, PSNH will make a capital contribution to the Issuer in an amount equal to 0.5% of the initial principal amount of the RRBs which will be held in the Capital Subaccount. When the RRBs have been fully paid, any balance in the Capital Subaccount (including Capital Subaccount Investment Earnings not previously remitted to PSNH) shall belong and be returned to PSNH in its capacity as equityholder of the Issuer (and for the avoidance of doubt will not be credited to PSNH's Customers). In addition, Capital Subaccount Investment Earnings will be remitted to PSNH on a monthly basis.

        The Issuer will enter into a Servicing Agreement under which PSNH, on the Issuer's behalf, will manage, service and administer, and make collections in respect of, the RRB Property. See "The Servicing Agreement" in this prospectus.

        The Issuer's principal place of business is C/O Public Service Company of New Hampshire, Energy Park, 780 North Commercial Street, Manchester, New Hampshire 03101-1134.

Managers and Officers

        Pursuant to the LLC Agreement, the Issuer's business will be managed by a management committee consisting of three or more Managers. The LLC Agreement will require that the Issuer have at least one Independent Manager. The Independent Manager must be a natural person who is familiar with and has experience in asset securitization and meets certain customary independence criteria.

        Consent of the Independent Manager will be required to:

  •
  amend provisions of fundamental organizational documents which ensure the bankruptcy-remoteness of the Issuer;

  •
  institute or to consent to the institution of bankruptcy or insolvency Proceedings against the Issuer; and

  •
  dissolve, liquidate or wind up the Issuer.

        The following is an expected list of the Issuer's Managers and Officers upon the issuance of the RRBs:

Name	Age	Title	Background
Philip J. Lembo	62	President and Chief Financial Officer	President and Chief Financial Officer of the Issuer since its inception in January 2018. Mr. Lembo has served as Executive Vice President (previously Senior Vice President) and Chief Financial Officer of Eversource Energy since August 2016, and of PSNH since May 2016. He has served as a director of PSNH since May 2016. As the Chief Financial Officer, Mr. Lembo reports directly to Eversource's Chief Executive Officer and is responsible for all executive financial management and oversight of Eversource and PSNH, as well as overall executive responsibility, oversight and management of Eversource's regulatory requirements and rate making activities, supply chain and procurement activities, and all investor communications and relationships with investors and lenders. Previously, Mr. Lembo served as Vice President and Treasurer of Eversource and PSNH from April 2012 to May 2016.
Jay S. Buth	48	Vice President, Controller and Chief Accounting Officer

Vice President, Controller and Chief Accounting Officer of the Issuer since January 2018, and of Eversource Energy and PSNH since April 2012. As the Controller of Eversource, Mr. Buth has executive financial oversight over the internal controls, accounting, tax and financial reporting of Eversource and PSNH. Mr. Buth is a Certified Public Accountant.

Christine L. Vaughan	50	Vice President and Treasurer and Manager

Vice President and Treasurer and a Manager of the Issuer since January 2018; Vice President and Treasurer of Eversource since May 2017; and Vice President-Rates and Regulatory Requirements since April 2012 and Treasurer of PSNH since March 2017. As the Treasurer of Eversource, Ms. Vaughan has executive oversight of Eversource and PSNH's capital structure, liquidity, and financing activities. Ms. Vaughan also has executive oversight for ensuring the compliance with regulatory requirements in the states in which Eversource operates, as well as responsibility for filing of rate and regulatory activities in those states as well. Ms. Vaughan is a Certified Financial Analyst. Based on her experience described above, Ms. Vaughn has the skills and qualifications necessary to serve as a Manager of the Issuer.

Emilie G. O'Neil	57	Assistant Treasurer and Manager

Assistant Treasurer and a Manager of the Issuer since January 2018; Assistant Treasurer of Eversource Energy since May 2017, and Assistant Treasurer-Corporate Finance and Cash Management of PSNH since March 2017. Ms. O'Neil is responsible for assisting the Treasurer is all aspects of the Treasury operations, cash management, rating agency presentations and lender relationships. Previously, Ms. O'Neil served as Director of Corporate Finance and Cash Management for Eversource Service from April 2012 to March 2017. Based on her experience described above, Ms. O'Neil has the skills and qualifications necessary to serve as a Manager of the Issuer.

Name	Age	Title	Background
Michelle A. Dreyer	46	Independent Manager

Ms. Dreyer will become an Independent Manager of the Issuer upon the issuance of the RRBs. She joined Corporation Service Company in 1999 and has served as a Manager of Independent Director Services at Corporation Service Company since 2005. In that capacity, Ms. Dreyer has gained the experience necessary to be qualified to serve as a Manager of the Issuer.

        No compensation has been paid by the Issuer to any Manager or Officer since the Issuer was formed. The Issuer's Managers and Officers, other than any Independent Manager, are officers, directors or Managers of PSNH or its other affiliates and have not been and will not be separately compensated by the Issuer for their services on the Issuer's behalf. The Issuer will pay the Independent Manager annual fees from its revenues and will reimburse such Independent Manager for reasonable expenses in connection with the RRBs. The LLC Agreement will further provide that, to the fullest extent permitted by law, the Issuer will indemnify the Managers and Officers against any liability incurred in connection with their services as Managers and Officers for the Issuer. The Issuer will pay any indemnification amounts owed to Managers and Officers out of funds in the Collection Account, subject to the priority of payments described in "Description of the RRBs—How Funds in the Collection Account Will Be Allocated" in this prospectus.

Restricted Purposes

        The Issuer has been created for the following limited purposes:

  •
  to acquire, own, hold, administer, service, and enter into the Basic Documents to which it shall be a party and any other agreements regarding the receipt and servicing of the RRB Property, along with certain other related assets;

  •
  to enter into, perform and comply with the Sale Agreement, assignment agreements or other agreements providing for the purchase of the RRB Property and related assets by the Issuer; and to enter into, perform and comply with such servicing agreements, administration agreements, collection account agreements and other similar agreements as may be necessary or desirable in connection with such sale agreements;

  •
  to issue, sell, authorize and deliver the RRBs and to enter into any agreement or document providing for the authorization, issuance, sale and delivery of the RRBs;

  •
  to manage, collect amounts due on, sell, exchange, assign, pledge, encumber or otherwise deal with all or any part of the RRB Collateral, and, in connection therewith, to accept, collect, hold, sell, exchange or otherwise dispose of evidences of indebtedness or other property received pursuant thereto, including the encumbrance of all of the RRB Collateral as collateral security for the RRBs;

  •
  to invest proceeds from the RRB Property and its other assets and any capital and income of the Issuer in accordance with the Basic Documents or as otherwise determined by the management committee of the Issuer and not inconsistent with the LLC Agreement or the Basic Documents;

  •
  to execute any registration statement, offering document or related agreements or disclosures related to the issuance of rate reduction bonds or other instruments secured by the RRB Property; and

  •
  to engage in any lawful act or activity and to exercise any powers permitted to limited liability companies formed under the laws of the State of Delaware that, in either case, are incidental to and necessary, suitable or convenient for the accomplishment of the above-mentioned purposes.

        The LLC Agreement of the Issuer will provide that it shall not engage in any activity other than in connection with the foregoing or other than as required or authorized by the terms of the Sale Agreement, any Basic Document or any other agreement referenced above.

The Issuer's Relationship with PSNH

        On the issuance date, PSNH will sell RRB Property to the Issuer pursuant to the Sale Agreement between the Issuer and PSNH. PSNH will service such RRB Property pursuant to a Servicing Agreement between the Issuer and PSNH related to the RRBs. Please read "The Sale Agreement" and "The Servicing Agreement" in this prospectus. PSNH will provide certain administrative services to the Issuer pursuant to an administration agreement.

        The RRBs will be included on the consolidated balance sheet of its parent, PSNH, as required by Generally Accepted Accounting Principles and the SEC Office of Chief Accountant governing corporate financial reporting for investor-owned utilities. The Issuer's RRBs will be treated as debt of PSNH for U.S. federal income tax purposes. See "Material U.S. Federal Income Tax Considerations" in this prospectus. For federal income tax purposes, PSNH will not recognize gross income unless and until PSNH bills Customers for the RRB Charges and only in connection with such billing of Customers for such RRB Charges.

The Issuer is Responsible to the NHPUC

        The Issuer is responsible to the NHPUC to the extent provided in the Basic Documents, the Finance Order and the Financing Act. Specifically, the NHPUC has approved the initial issuance of the RRBs pursuant to the Finance Order and the Servicer will file periodic Advice Letters with the NHPUC to adjust the RRB Charge in order to make scheduled payments of principal and interest on the RRBs.

Continuing Disclosure: SEC Filings

        The Issuer plans to file with the SEC required periodic and current reports related to the RRBs consistent with the disclosure and reporting regime established in Regulation AB and will also post those periodic and current reports at a website associated with the Issuer or its affiliates.

The Issuer is a Separate and Distinct Legal Entity

        The transaction of which this offering is a part is structured so that, in the event of a bankruptcy of PSNH, the Issuer's separate legal existence will be respected and the assets and liabilities of the Issuer will remain separate from the estate of PSNH. The structural elements supporting such separate existence include, without limitation, requirements that the Issuer be adequately capitalized, that PSNH be adequately compensated on an arm's-length basis for the servicing functions it performs in billing, collecting, and remitting the RRB Charges, and that PSNH and the Issuer take certain steps to ensure that creditors are not misled as to their separate existence.

        Under the LLC Agreement, the Issuer may not file a voluntary petition for relief under the Bankruptcy Code without a unanimous vote of its Managers, including the Independent Manager. The Issuer's LLC Agreement will require the Issuer to maintain its existence separate from PSNH including:

  •
  maintaining an arm's length relationship with PSNH and its affiliates; and

  •
  holding itself out to the public and all other persons as a legal entity separate from PSNH at all times and to correct any known misunderstandings regarding its separate identity.

        The separateness provisions in the LLC Agreement may not be amended by the Issuer without the affirmative vote of the Independent Manager.

The Administration Agreement

        PSNH will provide the Issuer with administrative services and office space according to the terms of an administration agreement. Such administrative services will include the preparation and delivery of reports and certificates under the Basic Documents, the maintenance of the Issuer's existence and good standing and other ministerial functions under the Basic Documents. The Administration Agreement requires the Issuer to pay PSNH the annual Administration Fee of $75,000, payable semi-annually, for as long as PSNH provides these services.

Investment Company Act of 1940 and Volcker Rule Matters

        The Issuer will be relying on an exclusion or exemption from the definition of "investment company" under the Investment Company Act of 1940, as amended, or the 1940 Act, contained in Section 3(c)(5) of the 1940 Act, although there may be additional exclusions or exemptions available to the Issuer. As a result of such exclusion, the Issuer will not be subject to regulation as an "investment company" under the 1940 Act.

        In addition, the Issuer is being structured so as not to constitute a "covered fund" for purposes of the Volcker Rule, or the Volker Rule, under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act. As part of the Dodd-Frank Act, federal law prohibits a "banking entity"—which is broadly defined to include banks, bank holding companies and affiliates thereof—from engaging in proprietary trading or holding ownership interests in certain private funds. The definition of "covered fund" in the regulations adopted to implement the Volcker Rule includes (generally) any entity that would be an investment company under the 1940 Act but for the exemption provided under Sections 3(c)(1) or 3(c)(7) thereunder. Because the Issuer will rely on Section 3(c)(5) of the 1940 Act, it will not be considered a "covered fund" within the meaning of the Volcker Rule regulations.

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE—THE DEPOSITOR, SPONSOR, SELLER AND SERVICER

        PSNH will be the Seller and initial Servicer of the RRBs and will be the Depositor and Sponsor of the transaction in which RRBs covered by this prospectus are issued. Public Service Company of New Hampshire, a New Hampshire corporation, is a regulated electric utility that serves residential, commercial and industrial Customers in parts of New Hampshire.

        PSNH was incorporated under New Hampshire law in 1926. On January 28, 1988, PSNH filed a voluntary petition for reorganization under the Bankruptcy Code. In April 1990, the United States Bankruptcy Court confirmed a two-step plan of reorganization pursuant to which Northeast Utilities would acquire PSNH. Pursuant to this plan, on May 16, 1991, PSNH emerged from bankruptcy, and on June 5, 1992, PSNH became a wholly owned subsidiary of Northeast Utilities. On February 2, 2015, Northeast Utilities changed its name to Eversource Energy. Eversource Energy is a public utility holding company, whose shares are listed on the New York Stock Exchange.

        PSNH does business as Eversource Energy in its service territory. As of December 31, 2016, PSNH furnished retail franchise electric service to approximately 511,000 Customers in 211 cities and towns in New Hampshire, covering an area of approximately 5,630 square miles. During the nine months ended September 30, 2017, PSNH billed approximately 5.9 billion kilowatt hours of electricity to its Customers in New Hampshire, resulting in retail electric revenues of approximately $691 million.

        PSNH is subject to regulation by the NHPUC, which, among other things, has jurisdiction over rates, certain dispositions of property and plant, mergers and consolidations, issuances of securities, standards of service and construction and operation of facilities. PSNH is subject to the jurisdiction of FERC, under the Federal Power Act, with respect to license renewals, the transmission of electric energy, accounting, issuance of certain securities and certain other matters.

        Following the sale of the RRB Property to the Issuer, PSNH will have no ownership or other interest in the RRB Property transferred to the Issuer and will have no right to receive any RRB Charges (other than collected as Servicer on the Issuer's behalf). Neither PSNH nor any of its affiliates will purchase any RRBs.

Revenues, Customer Base and Energy Consumption

        The table below sets forth PSNH's electric franchise total retail electric revenues based on categories of Customers in New Hampshire for the years 2013 to 2016:

Total Retail Electric Revenues ($ in 000's)

	2013	2014	2015	2016
Residential Service	$483,716	$478,753	$505,806	$521,914
Commercial	293,509	299,538	312,918	295,956
Industrial	71,012	72,624	76,914	70,864
Other	21,665	37,544	35,103	37,188

Total	$869,902	$888,459	$930,741	$925,922

        The table below sets forth PSNH's Customers by class for the years 2013 to 2016:

Average Number of Customers

Rate Class	2013	2014	2015	2016
Residential Service	424,672	427,109	426,620	430,657
General Service	74,230	74,414	74,209	74,895
Primary General Service	1,422	1,391	1,373	1,386
Large General Service	117	123	123	121
Outdoor Lighting	975	963	956	940

Total	501,415	503,999	503,280	507,999

        The table below sets forth PSNH's billed retail delivery sales volume to Customers in New Hampshire for the years 2013 to 2016:

Billed Retail Delivery Sales (GWh)

Rate Class	2013	2014	2015	2016
Residential Service	3,189	3,183	3,197	3,135
General Service	1,702	1,714	1,743	1,717
Primary General Service	1,727	1,662	1,658	1,685
Large General Service	1,247	1,309	1,294	1,294
Outdoor Lighting	39	39	37	35

Total	7,904	7,907	7,930	7,865

Estimated Consumption and Estimate Variance

        PSNH's calculation of the initial RRB Charges for the Issuer and subsequent adjustments are based on electricity sales estimates. PSNH will use these estimates to calculate and set the RRB Charges at a level intended to generate revenues sufficient to pay interest on and scheduled principal of the RRBs of the Issuer, to pay fees and expenses of servicing and retiring such RRBs and to fund and replenish any deficiencies in the Issuer's Capital Subaccount.

        PSNH conducts sales estimate variance analyses on a regular basis to monitor the accuracy of delivery estimates against recorded consumption. The tables below present the estimates of PSNH's billed retail delivery sales in gigawatt-hours, or GWh, for the years 2013 through 2016. There are 1,000,000 kilowatt-hours in one gigawatt-hour. Each estimate was made in the prior year. For example, the 2013 estimate for residential service of 3,140 gigawatt-hours for PSNH was prepared in 2012.

 Annual Estimated Variances
Billed Retail Delivery Sales (GWh)(1)

Rate Class	2013	2014	2015	2016
Residential Service
Actual	3,189	3,183	3,197	3,135
Estimated	3,140	3,201	3,202	3,166
Variance	49	(18)	(5)	(32)
Percentage Variance	1.6%	(0.6)%	(0.2)%	(1.0)%
General Service
Actual	1,702	1,714	1,743	1,717
Estimated	1,677	1,728	1,747	1,733
Variance	26	(14)	(5)	(16)
Percentage Variance	1.5%	(0.8)%	(0.3)%	(1.0)%
Primary General Service
Actual	1,727	1,662	1,658	1,685
Estimated	1,702	1,677	1,665	1,703
Variance	25	(15)	(7)	(18)
Percentage Variance	1.5%	(0.9)%	(0.4)%	(1.0)%
Large General Service
Actual	1,247	1,309	1,294	1,294
Estimated	1,229	1,320	1,300	1,307
Variance	18	(12)	(6)	(13)
Percentage Variance	1.5%	(0.9)%	(0.4)%	(1.0)%
Outdoor Lighting
Actual	39	39	37	35
Estimated	39	39	38	35
Variance	1	(0)	(0)	(1)
Percentage Variance	1.4%	(0)%	(0)%	(1.6)%

(1)
Amounts may not recalculate due to rounding.

        Actual consumption depends on several factors, including temperatures and economic conditions. For example, while PSNH's methodology for estimating consumption assumes normal weather conditions, abnormally hot summers or cold winters can add growth in electricity sales, while conversely, abnormally cool summers or warm winters can suppress growth in electricity consumption. Regional economic conditions can also affect consumption as Customers curb electricity consumption to save money, businesses close and Customers migrate to other service territories. Accordingly, variations in conditions will affect the accuracy of any estimate.

Billing and Collections

        The RRB Charges that PSNH, in its capacity as Servicer, estimates to have been collected from PSNH's Customers' electricity bills will be remitted on a daily basis to the Collection Account. PSNH will perform an annual reconciliation of such estimated collections against actual collections, following which remittances to the Collection Account will be adjusted to ensure that the aggregate amount remitted to the Collection Account with respect to the applicable Reconciliation Period will reflect the aggregate amount of actual collections with respect to the RRB Charges attributable to such Reconciliation Period. See "The Servicing Agreement—Remittances to the Collection Account." In addition, under the Finance Order, the NHPUC has approved that it will act, as directed by the Financing Act, to implement the Periodic Adjustments to ensure that the aggregate RRB Charges billed for an applicable period will result in RRB Charge Collections that are sufficient to pay principal and interest on the RRBs and all other required amounts and charges payable in connection with the RRBs.

Credit Policy.

        PSNH's credit and collections policies are regulated by the NHPUC. Under the N.H. Code of Administrative Rule, Chapter Puc 1200—Uniform Administration of Utility Customer Relations, PSNH is obligated to provide service to all Customers within its service territory. As a general rule all requests for electric service are processed by phone at PSNH's call center. Customer names are reviewed automatically for prior service before service is established.

        Residential Customers with poor credit history may be required to pay a deposit. Non-residential accounts without a previous satisfactory credit history are required to pay a deposit. The security deposit may be in the form of a cash deposit, surety bond, letter of guarantee and/or an irrevocable letter of credit. A Customer may waive the deposit if they enroll in PSNH's Auto Pay program. The amount of security is normally an estimate of two months' bills.

        According to the NHPUC's regulations, PSNH may refuse to provide service, at any location, to an applicant who is indebted to it for any service previously furnished to the applicant. PSNH will commence service, however, if a reasonable payment plan for the indebtedness is first made between a residential applicant and PSNH, and it may likewise commence service for an industrial or commercial applicant.

Billing Process

        PSNH bills its Customers in 20 billing cycles each month. These billing cycles range from 25 to 38 days, with an average of 30 days. An approximately equal number of bills are distributed each business day. For the year ended December 31, 2017, PSNH mailed out an average of approximately 26,300 bills per billing cycle (i.e., on each business day) to Customers in its various Customer categories.

        Approximately 11,954 residential and small business Customers, which constitute approximately 2.27 percent of PSNH's Customers, choose to be billed using PSNH's budget billing program. For these Customers PSNH determines and bills a monthly budget amount based on the last twelve months of billing history for each account. Budget billing runs on a 12-month cycle from time of enrollment. Month 1 is the first month and month 12 is the settlement month. Customer account actual usage is reviewed and reconciled in month 6 and month 12 of each year and the monthly budget amount is adjusted if necessary. The monthly budget amount may also be adjusted at any other time if the usage changes significantly or if the Customer requests a change in the amount.

        For accounts with potential billing errors, exception reports are generated for manual review. This review examines accounts that have abnormally high or low bills, potential meter-reading errors and possible meter malfunctions.

Collection Process.

        PSNH receives the highest volume of its Customer payments via electronic means (including but not limited to direct debit, Automatic Clearing House, credit card and wire transfers) that are processed through various channels, such as Interactive Voice Response phone payments, Eversource Energy's online payment website and Customers' bank websites. The next highest volume of Customer payments are paper checks received via the U.S. mail, and the smallest volume of Customer payments are received via cash at PSNH contracted walk-in payment agent locations. PSNH considers Customer bills to be delinquent if they are unpaid after the next month's bill is rendered, which is generally 30 days after the billing date. In general, PSNH's collection process begins when balances are unpaid for 60 days or more from the billing date for residential Customers or for 30 days or more from the billing date for non-residential Customers. At that time PSNH begins collection activities ranging from delinquency notice mailings, to telephone calls, to personal collection and ending with electricity shutoff. PSNH also uses collection agencies and legal collection experts as needed throughout this process.

        PSNH may change its credit, billing, collections and termination/restoration of service policies and procedures from time to time. It is expected that any such changes would be designed to enhance PSNH's ability to bill and collect Customer charges on a timely basis. Please read "Risk Factors—Risks Associated with Servicing—Changes to billing, collection and posting practices might reduce the value of your investment in the RRBs" in this prospectus.

Restoration of Service

        Before restoring service that has been shut off for non-payment, PSNH has the right to require the payment of all of the following charges:

  •
  amounts owing on an account including the amount of any past-due balance for charges for which PSNH may disconnect service if they are unpaid and legal notice requirements were met prior to service termination, and a credit deposit, if applicable;

  •
  any miscellaneous charges associated with the reconnection of service (i.e., reconnection charges and/or returned check charges);

  •
  any charges assessed for unusual costs incidental to the termination or restoration of service which have resulted from the Customer's action or negligence; and

  •
  any unpaid closing bills from other accounts in the name of the Customer of record.

        Loss Experience.    The following table sets forth information relating to PSNH's annual net charge-offs (i.e., net of recoveries) for Customers for the years 2013 to 2016:

	2013	2014	2015	2016
Net Charge-Offs ($ in millions)	$6	$7	$8	$6
Percentage of Retail Electric Revenues	0.64%	0.76%	0.85%	0.66%

        From 2013 to 2016 the annual net write-offs for all New Hampshire Customers have remained relatively consistent. During this period, PSNH's annual ratios of net write-offs to electric retail revenues have been between 0.64% and 0.85%. PSNH is not aware of any material factors, other than a slow economy and higher energy prices, that caused these annual ratios to vary.

        PSNH determines a Customer's account to be inactive on the date:

  •
  the Customer gives notice requesting discontinuance of service;

  •
  a new Customer applies for service at a location where the Customer of record has not yet discontinued service; or

  •
  the Customer's service remains off after non-payment.

        PSNH's policy is to charge-off an inactive account to an uncollectable reserve account approximately 120 days after the date the account is determined to be inactive. The effect of all charge-offs and delinquencies will be taken into account in the Periodic Adjustment process.

        Days Revenue Outstanding.    The following table sets forth information relating to the average number of days Customer electricity bills remained outstanding for the years 2013 through 2016:

	2013	2014	2015	2016
Average number of days outstanding	30	30	32	30

Aging Receivables

        The following table sets forth information relating to the aging of PSNH's accounts receivable for all classes of Customers on December 31 for the years 2013 through 2016. This historical information is presented because PSNH's actual accounts receivable aging experience may affect the amounts charged-off, and consequently the total amounts remitted to the Collection Account, that arise from the RRB Charges.

	2013	2014	2015	2016
Accounts Receivable Aging (% of total outstanding) After:
Current	74%	74%	69%	71%
less than 61 days	12%	12%	12%	12%
61 to 90 days	5%	4%	5%	5%
91 to 120 days	3%	3%	4%	4%
121+ days	5%	7%	9%	8%

        The accounts receivable aging experience for PSNH has remained relatively consistent with no discernible trend upwards or downwards. PSNH is not aware of any material factors, other than a slow economy and higher energy prices that caused the accounts receivable aging experience to vary.

Settlement Agreements with NHPUC and Asset Divestiture

        On June 10, 2015, PSNH and its parent, Eversource Energy, entered into the 2015 Settlement Agreement. Under the terms of the 2015 Settlement Agreement, PSNH agreed to divest its generation assets, subject to NHPUC approval. On July 1, 2016, the NHPUC approved the 2015 Settlement Agreement in an order that, among other things, instructed PSNH to begin the process to divest its generation assets. On October 11, 2017, PSNH entered into two Purchase and Sale Agreements to sell its thermal and hydro generating assets pursuant to the terms of the 2015 Settlement Agreement. The sale of the thermal generating assets closed on January 10, 2018. The sale of the hydro generating assets is expected to close in early 2018.

Prior Stranded Cost Recovery Securitizations

        PSNH entered into two prior stranded cost recovery securitized financings on April 25, 2001 and January 30, 2002. The 2001 issuance securitized stranded costs created by the divestiture of a PSNH affiliate's nuclear power station and the 2002 issuance securitized the costs to refinance a number of Public Utility Regulatory Policies Act of 1978 rate order obligations.

Year	Principal Amount	Maturity	Interest Rate	NHPUC Order No.
2001	$525 million	5/1/2013	4.57 - 6.48%	23,550
2002	$50 million	2/1/2008	4.58%	23,859

        The structure of the transaction in which the RRBs covered by this prospectus will be issued is substantially similar to that employed in prior securitizations engaged in by PSNH pursuant to New Hampshire law. As in the two prior stranded cost recovery securitizations, the current transaction involves the creation by PSNH of a wholly owned special purpose entity as the issuing entity of rate reduction bonds. In each of the two prior securitizations, PSNH, pursuant to authorization granted it by the NHPUC in finance orders, created and sold property, namely, the right to impose, bill and receive the stranded cost recovery charges to the applicable special purpose entity, and each such special purpose entity financed the purchase of the property through the issuance of rate reduction bonds. The charges collected from PSNH's Customers' electricity bills in the prior securitizations were remitted to the prior indenture trustee to make payments on the bonds.

        The current transaction includes a Periodic Adjustments to ensure that the aggregate RRB Charges billed for an applicable period will result in RRB Charge Collections that are sufficient to pay principal and interest on the RRBs and all other required amounts and charges payable in connection with the RRBs. In PSNH's prior securitizations, PSNH serviced stranded cost recovery charges that were subject to regular and periodic true-up adjustments following similar processes as in the current transaction, including filing with and review and approval by the NHPUC. In addition, certain subsidiaries of PSNH's parent, Eversource Energy, have serviced other stranded cost recovery securitizations in which customer collections were remitted to the issuing entity on a deemed receipt basis, subject to an annual reconciliation, as will be the case for the remittance of payments in respect of the RRB Charges. See "The Servicing Agreement—Remittances to the Collection Account." In servicing the RRB Property, PSNH will draw upon its prior servicing experience and that of its affiliates with rate reduction bond or similar charges and in calculating and implementing rates and charges under various cost recovery clauses and billing those amounts to customers as a result of the prior securitizations.

        Beyond its experience serving stranded cost recovery charges in connection with its prior securitizations, PSNH has a long history of collecting different charges from its Customers and allocating them accordingly. As an electric utility in New Hampshire, PSNH has over 90 years of experience in collecting similar charges from its Customers, which it will be doing on behalf of the Issuer, as initial Servicer of the RRB Property.

DESCRIPTION OF THE RRBS

General

        The Issuer will issue $            of the RRBs pursuant to the terms of the Indenture and the Series Supplement to finance the purchase of the RRB Property. The principal amount of RRBs of each Tranche is set forth in the table below. The RRBs will be issued in authorized denominations of $100,000 and in integral multiples of $1,000, except that one RRB of each Tranche may be in a smaller denomination. The RRBs may be issued in one or more Tranches. Tranches of RRBs may differ from each other as to the interest rate, maturity and the timing, sequential order and amount of payments of principal or interest.

Rate Reduction Bonds, Series 2018-1	Principal Amount
Tranche A-1	$
Tranche A-2	$
Tranche A-3	$

Interest and Principal on the RRBs

        Interest will accrue on the Principal Balance of each RRB at the rate set forth below for each Tranche of RRBs in the manner herein. Interest will be payable on each Payment Date, commencing on February 1, 2019. Interest payments will be made from collections of RRB Charges, including amounts available in the Excess Funds Subaccount and, if necessary, the amounts available in the Capital Subaccount.

Tranche	Interest Rate
Tranche A-1		%
Tranche A-2		%
Tranche A-3		%

        Principal of the RRBs of each Tranche will be payable on February 1 and August 1, commencing on February 1, 2019, but only to the extent that amounts in the Collection Account are available, and subject to the other limitations described below, under "—How Funds in the Collection Account will be Allocated." Accordingly, principal of the RRBs may be paid later, but not sooner, than reflected in the Expected Amortization Schedule, except in the case of an acceleration. If principal of any Tranche is not paid in full on the Final Maturity Date for such Tranche, an Event of Default will occur. On any Payment Date, unless an Event of Default has occurred and is continuing and the RRBs have been declared due and payable, the Indenture Trustee will make principal payments on the RRBs only until the outstanding Principal Balances of those RRBs have been reduced to the Principal Balances specified in the applicable Expected Amortization Schedule for that Payment Date. The Indenture Trustee will retain in the Excess Funds Subaccount any collections of RRB Charges in excess of amounts then due and payable in respect of the Issuer's obligations and expenses (all as described under "—How Funds in the Collection Account will be Allocated").

        The expected Sinking Fund Schedule for the RRBs is set forth in the following table:

Payment Date	Tranche A-1 Scheduled Principal Payment	Tranche A-2 Scheduled Principal Payment	Tranche A-3 Scheduled Principal Payment

        The Expected Amortization Schedule for the RRBs is set forth in the following table:

Payment Date	Tranche A-1 Balance	Tranche A-2 Balance	Tranche A-3 Balance

        The Scheduled Final Payment Date and Final Maturity Date for each Tranche of the RRBs is set forth in the following table:

Tranche	Scheduled Final Payment Date	Final Maturity Date
Tranche A-1
Tranche A-2
Tranche A-3

        The failure to make a scheduled payment of principal on the RRBs because there are not sufficient funds in the Collection Account will not constitute a default or an Event of Default under the Indenture, except for the failure to pay in full the unpaid balance of any Tranche upon the Final Maturity Date for such Tranche. If an Event of Default has occurred and is continuing, then the Indenture Trustee or the Holders of a majority in principal amount of the RRBs then Outstanding may declare the RRBs to be immediately due and payable, in which event the entire unpaid principal amount of the RRBs will become due and payable. Please read "—Events of Default; Rights Upon Event of Default."

        The entire unpaid principal amount of the RRBs will be due and payable (i) on the Final Maturity Date or (ii) if an Event of Default under the Indenture has occurred and is continuing and the Indenture Trustee or the Holders of a majority in principal amount of the RRBs then Outstanding have declared the RRBs to be immediately due and payable.

Collateral for the RRBs

        The Issuer will grant a security interest to the Indenture Trustee, as Indenture Trustee for the benefit of the Secured Parties, all of the Issuer's right, title and interest (whether now owned or hereafter acquired or arising) in and to (collectively, the RRB Collateral):

          (a)   the RRB Property created under and pursuant to the Finance Order and the Financing Act, and transferred by the Seller to the Issuer pursuant to the Sale Agreement (including the right to all revenues, collections, claims, payments, money or proceeds of or arising from the RRB Charge authorized to be imposed and collected pursuant to the Finance Order);

          (b)   the RRB Charge related to the RRB Property;

          (c)   the Sale Agreement and all property and interests in property transferred under the Sale Agreement with respect to the RRB Property and the Rate Reduction Bonds;

          (d)   the Servicing Agreement, the Administration Agreement, any intercreditor agreement and any subservicing, agency, administration or collection agreements executed in connection therewith, to the extent related to the foregoing RRB Property and the Rate Reduction Bonds;

          (e)   the Collection Account, all subaccounts thereof and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto;

          (f)    all rights to compel the Servicer to file for and obtain Periodic Adjustments to the RRB Charge in accordance with RSA 369-B:4, III and the Finance Order;

          (g)   all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing, whether such claims, demands, causes and choses in action constitute RRB Property, accounts, general intangibles, instruments, contract rights, chattel paper or proceeds of such items or any other form of property;

          (h)   all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters of credit, letters-of-credit rights, money, commercial tort claims and supporting obligations related to the foregoing; and

          (i)    all payments on or under, and all proceeds in respect of, any or all of the foregoing;

provided, however, that the RRB Collateral shall not include: (x) cash that has been released pursuant to the terms of the Indenture, including clause (11) of the priority of payments set forth below under "—How Funds in the Collection Account will be Allocated" following retirement of all Outstanding Rate Reduction Bonds and (y) amounts deposited with the Issuer on the issuance date for payment of costs of issuance with respect to the Rate Reduction Bonds and (z) all Capital Subaccount Investment Earnings (together with any interest earnings thereon). Such amounts described in clauses (x), (y) and (z) above shall not be subject to the restriction on payments set forth in the Indenture. See the last paragraph of "—Issuer's Covenants" below.

Description of Indenture Accounts

  Collection Account

        The Issuer will maintain a segregated account for the RRBs, the Collection Account, with an Eligible Institution in the name of the Indenture Trustee. The Collection Account will be under the exclusive control of the Indenture Trustee. The Indenture Trustee will establish three subaccounts in respect of the Collection Account: a General Subaccount, an Excess Funds Subaccount and a Capital Subaccount. For administrative purposes, the subaccounts may (but need not) be established by the Indenture Trustee as separate accounts that will be recognized individually as subaccounts and collectively as the Collection Account. Unless the context indicates otherwise, references in this prospectus to the Collection Account include the Collection Account and each of the subaccounts contained therein.

  General Subaccount

        The General Subaccount will hold all funds held in the Collection Account that are not held in the other two subaccounts. The Servicer will remit all RRB Charge Collections to the General Subaccount. On each Payment Date, the Indenture Trustee will draw on amounts in the General Subaccount to pay the Issuer's expenses and to pay interest and make scheduled payments on the RRBs, and to make other payments and transfers in accordance with the terms of the Indenture. Funds in the General Subaccount will be invested in the Eligible Investments.

  Excess Funds Subaccount

        The Indenture Trustee, at the direction of the Servicer, will allocate to the Excess Funds Subaccount any amounts on deposit in the General Subaccount available with respect to any Payment Date in excess of amounts necessary to make the payments specified in the Indenture on such Payment Date.

  Capital Subaccount

        In connection with the issuance of the RRBs, the Seller, in its capacity as the sole member of the Issuer, will contribute capital to the Issuer in an amount equal to the Required Capital Level, which will be 0.5% of the initial principal amount of the RRBs. This amount will be funded by the Seller and will be deposited into the Capital Subaccount on the issuance date. In the event that amounts on deposit in the General Subaccount and the Excess Funds Subaccount are insufficient to make scheduled payments of principal of and interest on the RRBs and payments of fees and expenses contemplated by the first eight clauses under "—How Funds in the Collection Account will be Allocated" below, the Indenture Trustee will draw on amounts in the Capital Subaccount to make such payments up to the amount of such insufficiency. In the event of any such withdrawal, RRB Charge Collections available on any subsequent Payment Date that are not necessary to pay scheduled payments of principal of and interest on the RRBs and payments of fees and expenses will be used to replenish any amounts drawn from the Capital Subaccount. If the bonds have been retired as of any Payment Date, the amounts on deposit in the Capital Subaccount (including Capital Subaccount Investment Earnings not previously remitted to PSNH) will be paid to PSNH, free of the lien of the Indenture.

How Funds in the Collection Account will be Allocated

        On each Payment Date, the Indenture Trustee will apply all amounts on deposit in the Collection Account, including all Investment Earnings thereon, in accordance with the Servicer's instructions, in the following priority:

  (1)
  payment of the Indenture Trustee's (and its agents' and counsel's) fees, expenses and outstanding indemnity amounts to the Indenture Trustee in an amount not to exceed $200,000 per Payment Date;

  (2)
  payment of the Servicing Fee with respect to such Payment Date, plus any unpaid Servicing Fees for prior Payment Dates, to the Servicer;

  (3)
  payment of the Administration Fee for such Payment Date to the Administrator and the Independent Manager Fee for such Payment Date to the Independent Manager, in each case with any unpaid Administration Fees or Independent Manager Fees from prior Payment Dates;

  (4)
  payment of all other ordinary periodic Operating Expenses not described above for such Payment Date to the parties to which such Operating Expenses are owed;

  (5)
  payment of Periodic Interest for such Payment Date, including any overdue Periodic Interest (together with, to the extent lawful, interest on such overdue Periodic Interest at the applicable interest rate), with respect to the Rate Reduction Bonds to the Holders of Rate Reduction Bonds;

  (6)
  payment of the principal required to be paid on the Rate Reduction Bonds on the Final Maturity Date or as a result of an acceleration upon an Event of Default to the Holders of Rate Reduction Bonds;

  (7)
  payment of Periodic Principal for such Payment Date, including any previously unpaid Periodic Principal, with respect to the Rate Reduction Bonds to the Holders of Rate Reduction Bonds, pro rata if there is a deficiency;

  (8)
  payment of any other unpaid Operating Expenses (including any such amounts owed to the Indenture Trustee but unpaid due to the limitation in clause (1) above) and any remaining amounts owed pursuant to the Basic Documents to the parties to which such Operating Expenses or remaining amounts are owed;

  (9)
  the amount, if any, by which the Required Capital Level exceeds the amount in the Capital Subaccount (disregarding any Capital Subaccount Investment Earnings) as of such Payment Date shall be allocated to the Capital Subaccount;

  (10)
  other than after the Rate Reduction Bonds have been paid in full and discharged, and all of the other foregoing amounts have been paid in full, together with all amounts due and payable to the Indenture Trustee under the Indenture, the balance, if any, shall be allocated to the Excess Funds Subaccount; and

  (11)
  after the Rate Reduction Bonds have been paid in full and discharged, and all of the other foregoing amounts are paid in full, together with all amounts due and payable to the Indenture Trustee under the Indenture, (A) the balance of the Capital Subaccount, if any, shall be paid to the Member and (B) the balance of all other amounts on deposit in the Collection Account (including all amounts then held in the Excess Funds Subaccount), if any, shall be paid to the Issuer, in each case free from the Lien of the Indenture and the Series Supplement.

        If on any Payment Date, or, for any amounts payable under clauses (1) through (4) above, on any Business Day, funds on deposit in the General Subaccount are insufficient to make the payments contemplated by clauses (1) through (8) above, the Indenture Trustee shall (i) first, draw from amounts on deposit in the Excess Funds Subaccount, and (ii) second, draw from amounts on deposit in the Capital Subaccount, in each case, up to the amount of such shortfall in order to make the payments contemplated by clauses (1) through (8) above. In addition, if on any Payment Date funds on deposit in the General Subaccount are insufficient to make the allocations contemplated by clause (9) above, the Indenture Trustee shall draw any amounts on deposit in the Excess Funds Subaccount to make such allocations to the Capital Subaccount.

        On the second Business Day of each calendar month, and promptly following the payment in full and discharge of the Rate Reduction Bonds, the Indenture Trustee shall pay all Capital Subaccount Investment Earnings to the Member.

        On any Business Day upon which the Indenture Trustee receives a written request from the Administrator stating that any Operating Expense payable by the Issuer pursuant to clause (1) through (4) above will become due and payable prior to the next Payment Date, and setting forth the amount and nature of such Operating Expense, as well as any supporting documentation that the Indenture Trustee may reasonably request, the Indenture Trustee, upon receipt of such information, will make payment of such Operating Expenses on or before the date such payment is due from amounts on deposit in the General Subaccount, the Excess Funds Subaccount and the Capital Subaccount, in that order, and only to the extent required to make such payment.

Payments on the RRBs

        The Indenture Trustee will pay on each Payment Date to the Holders of each Tranche of RRBs, to the extent of available funds in the Collection Account, all payments of principal and interest then due. The Indenture Trustee will make each payment other than the final payment with respect to any RRBs to the Holders of record of the RRBs of the applicable Tranche on the Record Date preceding the Payment Date. The Indenture Trustee will make the final payment for each Tranche of RRBs, however, only upon presentation and surrender of the RRBs of that Tranche at the office or agency of the Indenture Trustee specified in the notice given by the Indenture Trustee of the final payment. The Indenture Trustee will deliver notice of the final payment to the Holders no later than five days prior to the final Payment Date, specifying the date set for the final payment and the amount of the payment.

        At the time, if any, the Issuer issues the RRBs in the form of Definitive RRBs and not to The Depository Trust Company, or DTC, or its nominee, the Indenture Trustee will make payments with respect to that Tranche on a Payment Date or a Special Payment Date by check mailed to each Holder of a Definitive RRB of the Tranche of record on the applicable Record Date at its address appearing on the Rate Reduction Bond Register maintained with respect to the RRBs. Upon written application by a Holder of any Tranche of RRBs in physical form to the Indenture Trustee not later than the applicable Record Date, the Indenture Trustee will make payments by wire transfer to an account maintained by the payee.

        If any Special Payment Date or other date specified for any payments to Holders is not a Business Day, the Indenture Trustee will make payments scheduled to be made on that Special Payment Date or other date on the next Business Day, and no interest will accrue upon the payment during the intervening period.

RRBs Will Be Issued in Book-Entry Form

        The RRBs will be available to investors only in book-entry form. Investors may hold the RRBs through DTC in the United States, Clearstream Banking, société anonyme, or Clearstream, or Euroclear Bank S.A./N.V., as operator of the Euroclear system, or Euroclear, in Europe or in any other manner described herein. An investor may hold the RRBs directly with one of these systems if such Person a participant in the system or indirectly through organizations that are participants.

        Cede & Co., as nominee for DTC, will hold the global RRBs. Clearstream and Euroclear will hold omnibus positions on behalf of the Clearstream customers and Euroclear participants, respectively, through customers' securities accounts in Clearstream's and Euroclear's names on the books of their respective depositaries. These depositaries will, in turn, hold these positions in customers' securities accounts in the depositaries' names on the books of DTC.

        Investors that are not participants or indirect participants but desire to purchase, sell or otherwise transfer ownership of, or other interest in, RRBs may do so only through participants and indirect participants. In addition, investors will receive all payments of principal of and interest on the RRBs from the Indenture Trustee through the participants, who in turn will receive them from DTC. Under a book-entry format, investors may experience some delay in their receipt of payments because payments will be forwarded by the Indenture Trustee to Cede & Co., as nominee for DTC. DTC will forward those payments to its participants, who thereafter will forward them to indirect participants or investors. It is anticipated that the only Holder will be Cede & Co., as nominee of DTC. The Indenture Trustee will not recognize beneficial owners of interest in RRBs held by DTC or its nominee as Holders, as that term is used in the Indenture, and such beneficial owners will be permitted to exercise the rights of Holders only indirectly through the participants, who in turn will exercise the rights of Holders through DTC.

Definitive RRBs

        The Issuer will issue RRBs in registered, certificated form to investors, or their nominees, Definitive RRBs, rather than to DTC, or its nominee, only under the circumstances provided in the Indenture, which will include: (i) the Issuer advising the Indenture Trustee in writing that DTC is no longer willing or able to properly discharge its responsibilities as nominee and depositary with respect to the book-entry bonds and that the Issuer is unable to locate a qualified successor; (ii) the Issuer electing to terminate the book-entry system through DTC, with written notice to the Indenture Trustee; or (iii) after the occurrence of an Event of Default under the Indenture, investors holding a beneficial interest in a majority of the aggregate Outstanding Amount of the RRBs maintained as book-entry bonds advising the Issuer, the Indenture Trustee and DTC in writing that the continuation of a book-entry system through DTC (or a successor) is no longer in the best interests of those investors.

        Upon surrender by DTC of the definitive securities representing the RRBs and instructions for registration, the Issuer will execute and the Indenture Trustee shall authenticate and deliver the RRBs in the form of Definitive RRBs, and thereafter the Indenture Trustee will recognize the registered holders of the Definitive RRBs as Holders under the Indenture. Upon the issuance of Definitive RRBs, the RRBs evidenced by such Definitive RRBs will be transferable directly (and not exclusively on a book-entry basis) and registered holders will deal directly with the Indenture Trustee with respect to transfers, notices and payments.

        Definitive RRBs will be transferable and exchangeable at the offices of the transfer agent and registrar, which initially will be the Indenture Trustee. There will be no service charge for any registration of transfer or exchange, but the transfer agent and registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

No Optional Redemption

        The Indenture does not permit an optional redemption of RRBs under any circumstances.

Access of Holders

        Upon written request of any Holder or group of Holders of RRBs evidencing at least 10% of the aggregate Outstanding Amount of the RRBs, the Indenture Trustee will afford the Holder or Holders making such request a copy of a current list of Holders for purposes of communicating with other Holders with respect to their rights under the Indenture; provided, that the Indenture Trustee shall give prior written notice to the Issuer of such request.

Reports to Holders

        At least two business days prior to each Payment Date or Special Payment Date, the Servicer will deliver to the Indenture Trustee, and on or prior to each Payment Date or Special Payment Date the Indenture Trustee will deliver to each Holder, a statement prepared by the Servicer with respect to the payment to be made on the Payment Date, Special Payment Date or other date, as the case may be, setting forth the following information:

  •
  the amount of the payment to Holders allocable to principal, if any, and interest;

  •
  the aggregate Outstanding Amount of the RRBs, before and after giving effect to payments allocated to principal reported immediately above;

  •
  the difference, if any, between the amount specified immediately above and the Outstanding Amount specified in the related Expected Amortization Schedule;

  •
  any other transfers and payments to be made on such Payment Date or Special Payment Date, including amounts paid to the Indenture Trustee and the Servicer; and

  •
  the amounts on deposit in the Capital Subaccount and the Excess Funds Subaccount, after giving effect to the foregoing payments.

        Upon the written request of any Holder or the Issuer, within the prescribed period of time for tax reporting purposes after the end of each calendar year during the term of the RRBs, the Indenture Trustee, so long as it is acting as Paying Agent and Rate Reduction Bond Registrar for the RRBs, will deliver to each relevant current or former Holder such information in its possession as may be required to enable such Holder to prepare its U.S. federal income and any applicable local or state tax returns. If the Rate Reduction Bond Registrar and Paying Agent is other than the Indenture Trustee, such Rate Reduction Bond Registrar and Paying Agent, within the prescribed period of time for tax reporting purposes after the end of each calendar year, shall deliver to each relevant current or former Holder such information in its possession as may be required to enable such Holder to prepare its U.S. federal income and any applicable local or state tax returns.

Website Disclosure

        The Issuer will, to the extent permitted by and consistent with its legal obligations under applicable law, cause to be posted on a website associated with PSNH, periodic reports containing to the extent such information is reasonably available to it:

  •
  a statement of any remittances of RRB Charge made to the Indenture Trustee (to be included in a Form 10-D or Form 10-K, or successor forms thereto);

  •
  the Semi-Annual Servicer's Certificate delivered for the RRBs pursuant to the Servicing Agreement (to be filed with a Form 10-D, Form 10-K or Form 8-K, or successor forms thereto);

  •
  the Monthly Servicer's Certificate delivered for the RRBs pursuant to the Servicing Agreement;

  •
  the text (or a link to the website where a reader can find the text) of each Periodic Adjustment filing in respect of the Outstanding RRBs and the results of each such Periodic Adjustment filing;

  •
  any downgrade in the long-term or short-term credit ratings of the Servicer assigned by the Rating Agencies to a rating that is below investment grade;

  •
  material legislative or regulatory developments directly relevant to the RRBs (to be filed or furnished in a Form 8-K); and

  •
  any reports and other information that the Issuer is required to file with the SEC under the Exchange Act.

The Issuer and the Indenture Trustee May Modify the Indenture

  Modifications of the Indenture that do not Require Consent of Holders

        From time to time, and without the consent of the Holders (but with prior notice to the Rating Agencies), the Issuer may enter into one or more agreements supplemental to the Indenture with the Indenture Trustee (as authorized by an issuer order) for various purposes described in the Indenture, including:

  •
  to correct or amplify the description of any property, including the RRB Collateral subject to the lien of the Indenture, or to better assure, convey and confirm to the Indenture Trustee any property subject to the Indenture, or to add additional property;

  •
  to evidence the succession of another person or entity to the Issuer in accordance with the terms of the Indenture and the assumption by any such successor of the covenants in the Indenture and in the RRBs;

  •
  to add to the covenants for the benefit of the Secured Parties, or surrender any right or power conferred to the Issuer by the Indenture;

  •
  to convey, transfer, assign, mortgage or pledge any property to or with the Indenture Trustee;

  •
  to cure any ambiguity or mistake, to correct or supplement any provision in the Indenture or in any supplemental indenture, including the Series Supplement, that may be inconsistent with any other provision in the Indenture or in any supplemental indenture, including the Series Supplement, provided however, that such action will not, as evidenced by an opinion of counsel provided pursuant to the Indenture (and described therein), adversely affect in any material respect the interests of the Holders;

  •
  to evidence and provide for the acceptance of the appointment under the Indenture of a successor indenture trustee, Paying Agent, Rate Reduction Bond Registrar or other administrative capacity with respect to the RRBs and to add or change any of the provisions of the Indenture as shall be necessary to facilitate the administration of the trusts thereunder by more than one indenture trustee;

  •
  to modify, eliminate or add to the provisions of the Indenture to such extent as shall be necessary to effect qualification of the Indenture under the Trust Indenture Act and to add provisions expressly required by the Trust Indenture Act;

  •
  to evidence the final terms of the RRBs in the Series Supplement;

  •
  to qualify the RRBs for registration with a Clearing Agency;

  •
  to satisfy any Rating Agency requirements;

  •
  to make any amendment to the Indenture or the RRBs relating to the transfer and legending of the RRBs to comply with applicable securities laws; or

  •
  to conform the text of the Indenture or the RRBs to any provision of this prospectus filed with the SEC with respect to the issuance of the RRBs to the extent that such provision was intended to be a verbatim recitation of a provision of the Indenture or the RRBs;

provided, in each case, that such supplemental indenture shall not, as evidenced by an officer's certificate, cause any material adverse U.S. federal income tax consequence to the Seller, the Issuer, the Managers, the Indenture Trustee or the then existing Holders.

        The Issuer and the Indenture Trustee (as authorized by an issuer order) may also, without the consent of the Holders, enter into one or more other agreements supplemental to the Indenture with the effect of adding, changing or eliminating provisions of the Indenture or modifying the rights of Holders so long as (i) the supplemental agreement does not, as evidenced by an opinion of counsel provided pursuant to the Indenture (and described therein), adversely affect in any material respect the interests of any Holders of the RRBs and (ii) the Rating Agency Condition shall have been satisfied with respect thereto.

  Modifications of the Indenture that Require the Approval of Holders

        In addition, the Issuer and the Indenture Trustee (as authorized by an issuer order) may, with the consent of Holders holding a majority of the aggregate Outstanding Amount of the RRBs of each Tranche to be affected (and with prior notice to the Rating Agencies), enter into one or more indentures, supplemental to the Indenture for the purpose of, among other things, adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or modifying in any manner the rights of Holders; provided that no supplement, however, may, without the consent of each Holder of each Tranche affected thereby:

  •
  change the date of payment of any installment of principal of or premium, if any, or interest on any RRB of such Tranche, or reduce in any manner the principal amount thereof, the interest rate thereon or the premium, if any, with respect thereto;

  •
  change the provisions of the Indenture and any applicable Series Supplement relating to the application of collections on, or the proceeds of the sale of, the RRB Collateral to payment of principal of or premium, if any, or interest on the RRBs or Tranche, or change the place of payment where, or the currency in which, any RRB or any interest thereon is payable;

  •
  reduce the percentage of the Outstanding Amount of the RRBs, or of a Tranche thereof, the consent of the Holders of which is required for any supplemental indenture, or the consent of the Holders of which is required for any waiver of compliance with any provisions of the Indenture or the waiver of any defaults under the Indenture;

  •
  reduce the percentage of the Outstanding Amount of the RRBs or Tranche the Holders of which are required to direct the Indenture Trustee to direct the issuing entity to sell or liquidate the RRB Collateral;

  •
  modify the provisions of the Indenture with respect to amendments to the Indenture or the provisions of any of the other Basic Documents requiring consent of Holders to modification thereof, except to increase any percentage specified or to specify that the relevant provisions cannot be modified with the consent of each Holder of each Outstanding RRB affected thereby; or

  •
  modify any of the provisions of the indenture in a manner so as to affect the calculation of the amount of any payment of interest, principal or premium, if any, payable on any RRB of such Tranche on any Payment Date (including the calculation of any of the individual component of such calculation) or change the Expected Amortization Schedule or Final Maturity Date of any Tranche of RRBs;

  •
  decrease the Required Capital Level;

  •
  permit the creation of any lien ranking prior to or on a parity with the Lien of the Indenture with respect to any of the RRB Collateral for the RRBs or Tranche or, except as otherwise permitted or contemplated in the Indenture, terminate the lien of the Indenture on any property at any time subject thereto or deprive the Holder of any RRB of the security provided by the lien of the Indenture;

  •
  impair the right to institute suit for enforcement of the provisions of the Indenture regarding payment or application of funds.

        Promptly following the execution of any supplement to the Indenture, the Indenture Trustee will furnish either a copy of such supplement or written notice of the substance of the supplement to each Holder of RRBs to which such supplement relates, and a copy of such supplement to each Rating Agency.

  Enforcement of the Sale Agreement, the Administration Agreement, the Servicing Agreement, any Intercreditor Agreement and Other Basic Documents

        The Indenture provides that the Issuer will take all lawful actions to enforce its rights under the Sale Agreement, the Administration Agreement, the Servicing Agreement, any intercreditor agreement and the other Basic Documents. The Indenture also provides that, promptly following a default by the Seller under the Sale Agreement, by the Administrator under the Administration Agreement or the occurrence of a Servicer Default under the Servicing Agreement, the Issuer will take all lawful actions necessary to compel or secure the performance and observance by each of the Seller, the Administrator or the Servicer of their respective obligations under or in connection with the Sale Agreement, the Administration Agreement and the Servicing Agreement and to exercise any and all rights, remedies, powers and privileges lawfully available to the Issuer under or in connection with such agreements in each case to the extent and in the manner directed by the Indenture Trustee. So long as no Event of Default occurs and is continuing, the Issuer may exercise any and all rights, remedies, powers and privileges lawfully available to it under or in connection with the Sale Agreement, the Administration Agreement, the Servicing Agreement and any intercreditor agreement. However, if the Issuer or the Servicer propose to amend, modify, waive, supplement, terminate or surrender, or agree to any amendment, modification, supplement, termination, waiver or surrender of, the process for adjusting the RRB Charges set forth in the Finance Order or the Servicing Agreement, the Issuer must notify the Ratings Agencies, the Indenture Trustee and the Holders in writing of this proposal (or, upon the Issuer's written request, the Indenture Trustee shall so notify the Holders on the Issuer's behalf). In addition, the Indenture Trustee shall consent to this proposal only with the written consent of the Holders of a majority of the Outstanding Amount of the RRBs.

        If an Event of Default occurs and is continuing, the Indenture Trustee may, and, at the written direction of the Holders of a majority of the Outstanding Amount of all affected Tranches of RRBs, shall exercise all of the Issuer's rights, remedies, powers, privileges and claims against PSNH, the Administrator and the Servicer, under or in connection with the Sale Agreement, the Administration Agreement, the Servicing Agreement and any intercreditor agreement, and any right of the Issuer to take this action shall be suspended.

Issuer's Covenants

        The Issuer may not consolidate with or merge into any other entity, unless:

  •
  the entity formed by or surviving the consolidation or merger is organized under the laws of the United States or any State;

  •
  the entity expressly assumes, by a supplemental indenture, the performance or observance of all of the Issuer's agreements and covenants under the Indenture and the Series Supplement;

  •
  the entity expressly assumes all of the Issuer's obligations and succeeds to all of the Issuer's rights under the Sale Agreement, the Servicing Agreement and any other Basic Document to which the Issuer is a party;

  •
  no Default or Event of Default under the Indenture has occurred and is continuing immediately after the merger or consolidation;

  •
  the Rating Agency Condition will have been satisfied with respect to the merger or consolidation;

  •
  the Issuer has delivered to the Indenture Trustee and the Rating Agencies an opinion or opinions of outside tax counsel (as selected by the Issuer, in form and substance reasonably satisfactory to the Indenture Trustee, and which may be based on a ruling from the Internal Revenue Service) to the effect that the consolidation or merger will not result in a material adverse U.S. federal or state income tax consequence to the Issuer, the Indenture Trustee or the then existing Holders;

  •
  any action as is necessary to maintain the lien and the perfected security interest in the RRB Collateral created by the Indenture and the Series Supplement has been taken, as evidenced by an opinion of counsel of external counsel of the Issuer; and

  •
  the Issuer has delivered to the Indenture Trustee an officer's certificate and an opinion of counsel of external counsel of the Issuer, each stating that all conditions precedent in the Indenture provided for relating to the transaction have been complied with (including any filing required by the Exchange Act).

        The Issuer may not sell, convey, exchange, transfer or otherwise dispose of any of its properties or assets included in the RRB Collateral to any person or entity, unless:

  •
  the person or entity acquiring the properties and assets:

  •
  is a United States citizen or an entity organized under the laws of the United States or any State;

  •
  expressly assumes, by a supplemental indenture, the performance or observance of all of the Issuer's agreements and covenants under the Indenture and the Series Supplement;

    •
    expressly agrees by a supplemental indenture that all right, title and interest so conveyed or transferred will be subject and subordinate to the rights of Holders;

    •
    unless otherwise specified in the supplemental indenture referred to above, expressly agrees to indemnify, defend and hold the Issuer and the Indenture Trustee harmless against and from any loss, liability or expense arising under or related to the Indenture, the Series Supplement and the RRBs;

    •
    expressly agrees by means of a supplemental indenture that the person or entity (or if a group of persons or entities, then one specified person or entity) will make all filings with the SEC (and any other appropriate person or entity) required by the Exchange Act in connection with the RRBs; and

    •
    if such sale, conveyance, exchange, transfer or disposal relates to the Issuer's rights and obligations under the Sale Agreement or the Servicing Agreement, such person or entity assumes all obligations and succeeds to all of the Issuer's rights under the Sale Agreement and the Servicing Agreement, as applicable;

  •
  no Default or Event of Default under the Indenture has occurred and is continuing immediately after the transactions;

  •
  the Rating Agency Condition has been satisfied with respect to such transaction;

  •
  The Issuer has delivered to the Indenture Trustee and the Rating Agencies an opinion or opinions of outside tax counsel (as selected by the Issuer, in form and substance reasonably satisfactory to the Indenture Trustee, and which may be based on a ruling from the Internal Revenue Service) to the effect that the disposition will not result in a material adverse U.S. federal or state income tax consequence to the Issuer, the Indenture Trustee or the then-existing Holders;

  •
  any action as is necessary to maintain the lien and the perfected security interest in the RRB Collateral created by the Indenture and the Series Supplement has been taken as evidenced by an opinion of counsel of external counsel of the Issuer delivered to the Indenture Trustee; and

  •
  the Issuer has delivered to the Indenture Trustee an officer's certificate and an opinion of counsel of external counsel of the Issuer, each stating that the conveyance or transfer complies with the Indenture and the Series Supplement and all conditions precedent therein provided for relating to the transaction have been complied with (including any filing required by the Exchange Act).

        The Issuer will not, among other things, for so long as any RRBs are outstanding:

  •
  except as expressly permitted by the Indenture and the other Basic Documents, sell, transfer, exchange or otherwise dispose of any of its assets unless in accordance with the provisions of the Indenture;

  •
  claim any credit on, or make any deduction from the principal or premium, if any, or interest payable in respect of, the RRBs (other than amounts properly withheld from such payments under the Code, the Treasury regulations promulgated thereunder or other tax laws) or assert any claim against any present or former Holder by reason of the payment of the taxes levied or assessed upon any part of the RRB Collateral;

  •
  terminate its existence, or dissolve or liquidate in whole or in part, except in a transaction permitted under the Indenture;

  •
  permit the validity or effectiveness of the Indenture or the other Basic Documents to be impaired, or permit the Lien of the Indenture and the Series Supplement to be amended,

    hypothecated, subordinated, terminated or discharged, or permit any Person to be released from any covenants or obligations with respect to the Rate Reduction Bonds under the Indenture except as may be expressly permitted by the Indenture;

  •
  permit any Lien (other than the Lien of the Indenture or the Series Supplement) to be created on or extend to or otherwise arise upon or burden the RRB Collateral or any part thereof or any interest therein or the proceeds thereof (other than Permitted Liens);

  •
  permit the Lien of the Series Supplement not to constitute a valid first priority perfected security interest in the RRB Collateral, subject only to Permitted Liens;

  •
  enter into any swap, hedge or similar financial instrument;

  •
  elect to be classified as an association taxable as a corporation for U.S. federal income tax purposes, file any tax return or take any other action or make any election inconsistent with the Issuer's treatment for U.S. federal income tax purposes and, to the extent consistent with applicable state tax law, state income and franchise tax purposes, as a disregarded entity that is not separate from the Issuer's sole member;

  •
  change its name, identity or structure or the location of the Issuer's chief executive office unless, prior to the effective date of any such change, the Issuer delivers to the Indenture Trustee (with copies to each Rating Agency) such documents, instruments or agreements, executed by the Issuer, as are necessary to reflect such change and to continue the perfection of the security interest of the Indenture and the Series Supplement;

  •
  take any action that is subject to the Rating Agency Condition without satisfying the Rating Agency Condition; or

  •
  except to the extent permitted by applicable law, voluntarily suspend or terminate the Issuer's SEC filing obligations.

        The Issuer may not engage in any business other than financing, purchasing, owning, administering, managing and servicing the RRB Property and the other RRB Collateral and the issuance of the RRBs in the manner contemplated by the Finance Order and the Basic Documents, or certain related activities incidental thereto.

        The Issuer will not issue, incur, assume, guarantee or otherwise become liable for any indebtedness except for the RRBs and any other indebtedness expressly permitted by or arising under the Basic Documents. The Issuer will not, except as contemplated by the Sale Agreement, the Servicing Agreement or the Indenture, make any loan or advance or credit to, or guarantee (directly or indirectly or by an instrument having the effect of assuring another's payment or performance on any obligation or capability of so doing or otherwise), endorse or otherwise become contingently liable, directly or indirectly, in connection with the obligations, stocks or dividends of, or own, purchase, repurchase or acquire (or agree contingently to do so) any stock, obligations, assets or securities of, or any other interest in, or make any capital contribution to, any other Person. The Issuer will not, except for the acquisition of RRB Property as contemplated by the RRBs and the Basic Documents, make any expenditure (by long-term or operating lease or otherwise) for capital assets (either realty or personalty).

        Except for the release to PSNH of funds as described under "—How Funds in the Collection Account will be Allocated" above, the Issuer will not (i) pay any dividend or make any distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, to any owner of an interest in the issuing entity or otherwise with respect to any ownership or equity interest or similar security in or of the issuing entity, (ii) redeem, purchase, retire or otherwise acquire for value any such ownership or equity interest or similar security. The Issuer will not, directly or indirectly, make payments to or distributions from the Collection Account except in accordance with the Indenture and the other Basic Documents.

Events of Default; Rights Upon Event of Default

        An Event of Default with respect to the RRBs is defined in the Indenture as any one of the following events:

  •
  default in the payment of any interest on any Rate Reduction Bond when the same becomes due and payable (whether such failure to pay interest is caused by a shortfall in RRB Charge received or otherwise), and such default shall continue for a period of five Business Days;

  •
  default in the payment of the then unpaid principal of any Rate Reduction Bond of any Tranche on the Final Maturity Date for such Tranche;

  •
  a default in the observance or performance in any material respect of any of the Issuer's covenants or agreements made in the Indenture (other than defaults described above) and the continuation of any default for a period of 30 days after the earlier of (i) the date that written notice of the default is given to the Issuer by registered or certified mail by the Indenture Trustee or to the Issuer and the Indenture Trustee by the Holders of at least 25% of the Outstanding Amount of the RRBs or (ii) the date that the Issuer had actual knowledge of the default;

  •
  any representation or warranty made by the Issuer in the Indenture or in any certificate or other writing delivered pursuant to the Indenture or in connection with the Indenture having been incorrect in any material respect as of the time made, and such breach not having been cured within 30 days after the earlier of (i) the date that notice of the breach is given by registered or certified mail to the Issuer by the Indenture Trustee or to the Issuer and the Indenture Trustee by the Holders of at least 25% of the Outstanding Amount of the RRBs or (ii) the date that the Issuer had actual knowledge of the default;

  •
  certain events of bankruptcy, insolvency, receivership or liquidation; or

  •
  any act or failure to act by the State of New Hampshire or any of its agencies (including the NHPUC), officers or employees that violates the State Pledge or is not in accordance with the State Pledge.

        If an Event of Default (other than as specified in the sixth bullet point above) should occur and be continuing with respect to the RRBs, the Indenture Trustee or Holders of a majority of the Outstanding Amount of the RRBs may declare the unpaid principal of the RRBs and all accrued and unpaid interest thereon to be immediately due and payable by a notice in writing to the Issuer (and to Indenture Trustee if given by Holders).

        The Holders of a majority of the Outstanding Amount of the RRBs may rescind and annul that declaration and its consequences so long as the Issuer deposits with the Indenture Trustee any past due amounts and expenses of the Indenture Trustee and all Events of Default, other than the nonpayment caused by acceleration, have been cured or waived. Additionally, the Indenture Trustee may exercise all of the Issuer's rights, remedies, powers, privileges and claims against the Seller, the Administrator or the Servicer under or in connection with the Sale Agreement, the Administration Agreement or the Servicing Agreement. If an Event of Default as specified in the sixth bullet above has occurred, the Indenture Trustee, for the benefit of the Secured Parties, shall be entitled and empowered, to the extent permitted by applicable law, to institute or participate in Proceedings necessary to compel performance of or to enforce the State Pledge and to collect any monetary damages incurred by the Holders or the Indenture Trustee as a result of any such Event of Default, and may prosecute any such Proceeding to final judgment or decree.

        If an Event of Default (other than a breach by the State of New Hampshire or any of its agencies of the pledge of the State of New Hampshire as specified in the sixth bullet point above) shall have occurred and be continuing, the Indenture Trustee may, at the written direction of the Holders of a majority of the Outstanding Amount of the RRBs, either sell the RRB Property or elect to have the Issuer maintain possession of all or a portion of such RRB Property and continue to apply RRB Charge Collections as if there had been no declaration of acceleration. In addition, the Indenture Trustee is prohibited from selling the RRB Property following an Event of Default, other than a default in the payment of any principal or a default for five Business Days or more in the payment of any interest on any RRB, unless:

  •
  the Holders of all the Outstanding RRBs consent to the sale;

  •
  the proceeds of the sale are sufficient to pay in full the principal of and the accrued interest on the RRBs after taking into account payment of all amounts due prior thereto pursuant to the priorities set forth under "—How Funds in the Collection Account will be Allocated"; or

  •
  the Indenture Trustee determines that the RRB Collateral will not continue to provide sufficient funds for all payments on the RRBs as they would have become due if the RRBs had not been declared due and payable, and the Indenture Trustee obtains the consent of the Holders of at least two-thirds of the aggregate Outstanding Amount of the RRBs.

        No Holder of any RRB will have the right to institute any Proceeding, to avail itself of any remedies provided in the Financing Act or of the right to foreclose on the RRB Collateral, or otherwise to enforce the lien and security interest on the RRB Collateral or to seek the appointment of a receiver or indenture trustee, or for any other remedy under the Indenture, unless:

  •
  the Holder previously has given to the Indenture Trustee written notice of a continuing Event of Default;

  •
  the Holders of a majority of the Outstanding Amount of the RRBs have made written request of the Indenture Trustee to institute the Proceeding in its own name as Indenture Trustee;

  •
  such Holder or Holders have offered the Indenture Trustee satisfactory indemnity against the costs, expenses and liabilities to be incurred in complying with such request;

  •
  the Indenture Trustee has for 60 days after its receipt of the notice, request and offer of indemnity, failed to institute the Proceeding; and

  •
  no direction inconsistent with the written request has been given to the Indenture Trustee during the 60-day period by the Holders of a majority of the Outstanding Amount of the RRBs.

        In the event the Indenture Trustee receives conflicting or inconsistent requests and indemnity from two or more groups of Holders, each group holding less than a majority of the Outstanding Amount of the RRBs, the Indenture Trustee in its sole discretion may file a petition with a court of competent jurisdiction to resolve such conflict or determine what action, if any, shall be taken.

Actions by Holders

        Subject to certain exceptions, the Holders of a majority of the aggregate Outstanding Amount of the RRBs of the affected Tranche or Tranches will have the right to direct the time, method and place of conducting any Proceeding for any remedy available to the Indenture Trustee and exercising any trust or power conferred on the Indenture Trustee under the Indenture; provided, that:

  •
  the direction is not in conflict with any rule of law or with the Indenture or the Series Supplement;

  •
  any direction to the Indenture Trustee to sell or liquidate the RRB Collateral shall be by the applicable percentage of the Holders as specified in the Indenture;

  •
  upon satisfaction of certain conditions outlined in the Indenture, the Indenture Trustee elects to retain the RRB Collateral, then any direction to the Indenture Trustee by Holders representing less than 100% of the Outstanding Amount of RRBs to sell or liquidate the RRB Collateral shall be of no force and effect; and

  •
  the Indenture Trustee may take any other action deemed proper by the Indenture Trustee that is not inconsistent with the direction.

        Notwithstanding the foregoing, the Indenture provides that each Holder shall have the absolute and unconditional right (a) to receive payment of (i) the interest, if any, on such RRB on the due dates thereof expressed in such RRB or in the Indenture or (ii) the unpaid principal, if any, of the RRBs on the Final Maturity Date therefor and (b) to institute suit for the enforcement of any such payment, and such right shall not be impaired without the consent of such Holder.

Resignation or Removal of Indenture Trustee

        The Indenture Trustee may resign at any time upon 30 days' prior written notice to the Issuer (and the Indenture Trustee shall provide such notice to the Holders). The holders of a majority in principal amount of the RRBs then outstanding may remove the Indenture Trustee upon 30 days' prior written notice to the Indenture Trustee and may appoint a successor indenture trustee. The Issuer will remove the Indenture Trustee if the Indenture Trustee:

  •
  ceases to be eligible under the Trust Indenture Act;

  •
  ceases to satisfy certain credit standards set forth in the Indenture;

  •
  becomes a debtor in a bankruptcy proceeding or is adjudicated insolvent or a receiver or other public officer takes charge of the Indenture Trustee or its property;

  •
  becomes incapable of acting; or

  •
  fails to provide to the Issuer certain information it reasonably requests that is necessary for the Issuer to satisfy its reporting obligations under the securities laws.

        If the Indenture Trustee resigns or is removed or a vacancy exists in the office of Indenture Trustee for any reason, the Issuer will be obligated promptly to appoint a successor Indenture Trustee eligible under the Indenture, and notice of such appointment is required to be promptly given to each Rating Agency by the successor Indenture Trustee. No resignation or removal of the Indenture Trustee will become effective until acceptance of the appointment by a successor Indenture Trustee. The Issuer is responsible for payment of the expenses associated with any such removal or resignation.

Limitation on Liability of the Indenture Trustee

        The Indenture Trustee shall not be liable for (a) any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers; provided, however, that the Indenture Trustee's conduct does not constitute willful misconduct, negligence or bad faith and (b) special, indirect, punitive or consequential loss or damage of any kind whatsoever (including loss of profit) irrespective of whether the Indenture Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action. The Indenture Trustee is not bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Indenture Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Indenture Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuer, personally or by agent or attorney at the sole cost of the Issuer, and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

        The Indenture Trustee shall not be responsible for, and does not make any representation (subject to certain exceptions) with respect to, the following:

  •
  the validity or adequacy of the Indenture or the Rate Reduction Bonds;

  •
  the Issuer's use of the proceeds from the Rate Reduction Bonds;

  •
  any statement of the Issuer in the Indenture or in any document issued in connection with the sale of the Rate Reduction Bonds or in the Rate Reduction Bonds other than the Indenture Trustee's certificate of authentication;

  •
  the form, character, genuineness, sufficiency, value or validity of any of the RRB Collateral or for or in respect of the Rate Reduction Bonds (other than the certificate of authentication for the Rate Reduction Bonds) or the Basic Documents;

  •
  any liability, duty or obligation to any Holder, other than as expressly provided in the Indenture or the applicable Basic Document;

  •
  any default or misconduct of the Issuer, the Seller or the Servicer under the Basic Documents or otherwise;

  •
  the validity of the title of the Issuer to the RRB Collateral;

  •
  insuring the RRB Collateral;

  •
  the payment of taxes, charges, assessments or Liens upon the RRB Collateral or otherwise as to the maintenance of the RRB Collateral;

  •
  ascertaining or inquiring as to the performance or observance of any of the terms of the Indenture or any of the other Basic Documents; or

  •
  filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any security interest in the RRB Collateral.

Indemnification of the Indenture Trustee by the Issuer

        The Issuer shall indemnify the Indenture Trustee and its officers, directors, employees and agents (each an Indemnified Person) against any and all cost, damage, loss, liability, tax or expense (including reasonable attorneys' fees and expenses) incurred by it in connection with the administration and the enforcement of the Indenture, the Series Supplement and the other Basic Documents, except for any loss, liability or expense incurred by the Indemnified Person because of its own willful misconduct, negligence or bad faith.

        The Issuer shall not be required to indemnify an Indemnified Person for any amount paid by such Indemnified Person in the settlement of any action, proceeding or investigation without the written consent of the Issuer.

        With respect to any action, proceeding or investigation brought by a third party for which indemnification is sought, the Issuer is entitled to assume the defense of any such action, proceeding or investigation and the Indemnified Person shall have the right to participate in such action or proceeding and to retain its own counsel. The Issuer shall be entitled to appoint counsel of its own choice; provided, however, that such counsel shall be reasonably satisfactory to the Indemnified Person. The Indemnified Person may employ a separate counsel (including one local counsel in each relevant jurisdiction), and the Issuer shall bear the reasonable and documented out-of-pocket fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the Issuer to represent the Indemnified Person would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the Indemnified Person and the Issuer and the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or additional to those available to the Issuer, (iii) the Issuer shall not have employed counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person within a reasonable time after notice of the institution of such action or (iv) the Issuer authorizes the Indemnified Person to employ separate counsel at the expense of the Issuer.

        The Issuer will not, without the prior written consent of the Indemnified Person, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding with respect to which any indemnification is sought under the Indenture, unless such settlement, compromise or consent includes an unconditional release of the Indemnified Person from all liability arising out of such claim, action, suit or proceeding.

Annual Report of Indenture Trustee

        If required by the Trust Indenture Act, the Indenture Trustee will be required to deliver each year to all Holders a brief report, within 60 days after March 30 of each year, commencing in March 2019. The report must state, among other things:

  •
  any change in the Indenture Trustee's eligibility and qualification to continue as the Indenture Trustee under the Indenture;

  •
  any amounts advanced by it under the Indenture;

  •
  any change in the amount, interest rate and maturity date of specific indebtedness owing by the Issuer to the Indenture Trustee in the Indenture Trustee's individual capacity;

  •
  any change in the property and funds physically held pursuant to the Indenture;

  •
  any release, or release and substitution, of RRB Property subject to the Lien of the Indenture (and the consideration therefor, if any) that has not been previously reported; and

  •
  any action taken by it that materially affects the RRBs and that has not been previously reported.

Annual Compliance Statement

        The Issuer will deliver annually, to the Indenture Trustee and the Rating Agencies, an officer's statement stating (a) review of activities of the Issuer and performance under the Indenture has been made and (b) to the best of such officer's knowledge, based on such review, the Issuer has complied in all material respects with all conditions and covenants under the Indenture and if there has been any default in compliance with any condition or covenant, specifying each such default and the nature and status thereof.

Satisfaction and Discharge of Indenture

        The Indenture will cease to be of further effect with respect to the RRBs and the Indenture Trustee, on the Issuer's written demand and at the Issuer's expense, will execute instruments acknowledging satisfaction and discharge of the Indenture with respect to the RRBs, when:

  •
  either (a) all RRBs that have already been authenticated or delivered, with certain exceptions set forth in the Indenture, have been delivered to the Indenture Trustee for cancellation or (b) either the Scheduled Final Payment Date for RRBs not delivered for cancellation has occurred or will occur within one year and the Issuer has irrevocably deposited or cause to be deposited in trust with the Indenture Trustee cash and/or U.S. government obligations that through the scheduled payments of principal and interest in accordance with their terms are in an amount sufficient to pay principal, interest and premiums, if any, on the RRBs and ongoing transaction costs and all other sums payable by the Issuer with respect to the RRBs when scheduled to be paid and to discharge the entire indebtedness on such RRBs when due;

  •
  the Issuer has paid all other sums payable by it under the Indenture; and

  •
  the Issuer has delivered to the Indenture Trustee an officer's certificate, an opinion of counsel and, if required by the Trust Indenture Act or the Indenture Trustee, a certificate from a firm of independent registered public accountants, each stating that there has been compliance with the conditions precedent in the Indenture relating to the satisfaction and discharge of the Indenture.

The Issuer's Legal and Covenant Defeasance Options

        The Issuer may, at any time, terminate all of its obligations under the Indenture, referred to herein as the Legal Defeasance Option, or terminate its obligations to comply with some of the covenants in the Indenture, including some of the covenants described under "—Issuer's Covenants", referred to herein as the Issuer's Covenant Defeasance Option.

        The Issuer may exercise the Legal Defeasance Option notwithstanding its prior exercise of the Covenant Defeasance Option. If the Issuer exercises the Legal Defeasance Option, the RRBs will be entitled to payment only from the funds or other obligations set aside under the Indenture for payment thereof as described below. The RRBs of any Tranche will not be subject to payment through acceleration prior to the Scheduled Final Payment Date for such Tranche. If the Issuer exercises the Legal Defeasance Option, the maturity of the RRBs may not be accelerated because of an Event of Default. If the Issuer exercises the Covenant Defeasance Option, the maturity of the RRBs may not be accelerated because of an Event of Default relating to a default in the observance or performance in any material respect of any of the Issuer's covenants or agreements made in the Indenture (other than default relating to nonpayment of principal and interest on any RRB).

        The Indenture provides that the Issuer may exercise its Legal Defeasance Option or its Covenant Defeasance Option of RRBs only if:

  •
  the Issuer irrevocably deposits or causes to be irrevocably deposited in trust with the Indenture Trustee cash and/or U.S. government obligations that through the scheduled payments of principal and interest in accordance with their terms are in an amount sufficient to pay principal, interest and premium, if any, on the RRBs and ongoing transaction costs and any other sums payable by the Issuer under the Indenture with respect to the RRBs when scheduled to be paid and to discharge the entire indebtedness on the RRBs when due;

  •
  the Issuer delivers to the Indenture Trustee a certificate from a nationally recognized firm of independent registered public accountants expressing its opinion that the payments of principal of and interest on the U.S. government obligations when due and without reinvestment plus any deposited cash will provide cash at times and in sufficient amounts (but, in the case of the Legal Defeasance Option only, not more than such amounts) to pay in respect of the RRBs:

  •
  principal in accordance with the Expected Amortization Schedule therefor;

  •
  interest when due; and

  •
  ongoing transaction costs and all other sums payable by the Issuer under the Indenture with respect to the RRBs;

  •
  in the case of the legal defeasance option, 95 days pass after the deposit is made and during the 95-day period no default relating to events of the Issuer's bankruptcy, insolvency, receivership or liquidation occurs and is continuing at the end of the period;

  •
  no default has occurred and is continuing on the day of such deposit and after giving effect thereto;

  •
  in the case of the Legal Defeasance Option, the Issuer delivers to the Indenture Trustee an opinion of the Issuer's external counsel stating that the Issuer has received from, or there has been published by, the IRS a ruling, or since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, and in either case confirming that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the exercise of the legal defeasance option and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the legal defeasance had not occurred;

  •
  in the case of the Covenant Defeasance Option, the Issuer delivers to the Indenture Trustee an opinion of the Issuer's external counsel to the effect that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the exercise of the covenant defeasance option and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred;

  •
  the Issuer delivers to the Indenture Trustee a certificate of one of the Issuer's officers and an opinion of the Issuer's counsel, each stating that all conditions precedent to the legal defeasance option or the covenant defeasance option, as applicable, have been complied with as required by the Indenture; and

  •
  the Issuer delivers to the Indenture trustee an opinion of counsel of external counsel of the Issuer to the effect that:

  •
  in a case under the Bankruptcy Code in which PSNH (or any of its Affiliates, other than the Issuer) is the debtor, the court would hold that the deposited moneys or U.S. Government Obligations would not be in the bankruptcy estate of PSNH (or any of its Affiliates, other than the Issuer, that deposited the moneys or U.S. government obligations); and

  •
  in the event PSNH (or any of its Affiliates, other than the Issuer, that deposited the moneys or U.S. Government Obligations) were to be a debtor in a case under the Bankruptcy Code, the court would not disregard the separate legal existence of PSNH (or any of its Affiliates, other than the Issuer, that deposited the moneys or U.S. Government Obligations) and the Issuer so as to order substantive consolidation under the Bankruptcy Code of the Issuer's assets and liabilities with the assets and liabilities of PSNH or such other Affiliate.

        Notwithstanding any other condition to defeasance, no delivery of moneys or U.S. Government Obligations to the Indenture Trustee shall terminate any obligation of the Indenture Trustee to apply such moneys or U.S. Government Obligations under the Indenture until principal of and premium, if any, and interest on the Rate Reduction Bonds shall have been paid in accordance with the provisions of the Indenture and the Series Supplement.

No Recourse to Others

        No recourse may be taken, directly or indirectly, with respect to the obligations of the Issuer or the Indenture Trustee on the RRBs or under the Indenture or any certificate or other writing delivered in connection therewith, against (a) any owner of a membership interest in the Issuer (including PSNH)

or (b) any shareholder, partner, owner, beneficiary, agent, officer or employee of the Indenture Trustee, the Managers or any owner of a membership interest in the Issuer (including PSNH) in its respective individual capacity, or of any successor or assign of any of them in their respective individual or corporate capacities, except as any such Person may have expressly agreed in writing.

        Notwithstanding any provision of the Indenture or the Series Supplement to the contrary, Holders shall look only to the RRB Collateral with respect to any amounts due to the Holders under the Indenture and the RRBs, and, in the event such RRB Collateral is insufficient to pay in full the amounts owed on the RRBs, shall have no recourse against the Issuer in respect of such insufficiency. Each Holder by accepting an RRB specifically confirms the nonrecourse nature of these obligations and waives and releases all such liability. The waiver and release are part of consideration for issuance of RRBs.

Risk Retention

        This offering of RRBs is a public utility securitization exempt from the risk retention requirements imposed by Section 15G of the Exchange Act.

DESCRIPTION OF THE INDENTURE TRUSTEE

        The Bank of New York Mellon, a New York banking corporation, is the indenture trustee under the Indenture, to be dated as of the issuance date. Its principal corporate trust office is located at 101 Barclay Street, 7 West, New York, New York 10286, Attention: Corporate Trust Office-PSNH Funding. The Bank of New York Mellon has served and is currently serving as indenture trustee for numerous securitization transactions and programs involving pools of utility recovered costs.

        In the ordinary course of business, The Bank of New York Mellon is named as a defendant in or made a party to pending and potential legal actions. In connection with its role as trustee of certain residential mortgage-backed securitization, or RMBS transactions, The Bank of New York Mellon has been named as a defendant in a number of legal actions brought by RMBS investors. These lawsuits allege that the trustee had expansive duties under the governing agreements, including the duty to investigate and pursue breach of representation and warranty claims against other parties to the RMBS transactions. While it is inherently difficult to predict the eventual outcomes of pending actions, The Bank of New York Mellon denies liability and intends to defend the litigations vigorously.

        The Bank of New York Mellon has provided the above information for purposes of complying with Regulation AB. Other than the above two paragraphs, The Bank of New York Mellon has not participated in the preparation of, and is not responsible for, any information contained in this registration statement.

 WEIGHTED AVERAGE LIFE AND YIELD CONSIDERATIONS
FOR THE RRBS

Weighted Average Life Sensitivity

        Weighted average life refers to the average amount of time from the date of issuance of a security until each dollar of principal of the security has been repaid to the investor. The rate of principal payments on each Tranche of RRBs, the aggregate amount of each interest payment on each Tranche of RRBs and the actual final payment date of each Tranche of RRBs will depend, in part, on actual electricity usage and the rate of delinquencies and write-offs and on the timing of the Servicer's receipt of RRB Charges from Customers. The RRB Charges are required to be adjusted from time to time based in part on the actual rate of RRB Charges collections. However, the Issuer can give no assurance that the Servicer will be able to accurately forecast actual electricity usage and the rate of delinquencies and write-offs or implement adjustments to the RRB Charges that will cause RRB Charge collections to be received at any particular rate. Please read "Risk Factors—Risk Associated with the Unusual Nature of the RRB Property—A shortfall in RRB Charge Payments as a result of inaccurate forecasting or unanticipated delinquencies could lead to payment delays or losses" and "The Servicing Agreement—Periodic Adjustment Process." Changes in the expected weighted average lives of the Tranches of the RRBs in relation to variances in actual energy consumption levels (electric sales) from forecast levels are shown below.

        The RRBs may be retired later than expected. Except in the event of an acceleration of the Expected Amortization Schedule of the RRBs after an Event of Default, however, the RRBs will not be paid at a rate faster than that contemplated in the Expected Amortization Schedule for each Tranche of the RRBs even if the receipt of RRB Charges collections is accelerated. Instead, receipts in excess of the amounts necessary to amortize the RRBs in accordance with the applicable Expected Amortization Schedules to pay interest and ongoing other transaction costs and any other related fees and expenses and to fund deficiencies in the Capital Subaccount of the Collection Account will be allocated to the Excess Funds Subaccount. Amounts on deposit in the Excess Funds Subaccount will be taken into consideration in calculating the next Periodic Adjustment. Acceleration of the RRBs after an Event of Default in accordance with the terms thereof may result in payment of principal earlier than the related Scheduled Final Payment Dates. A payment on a date that is earlier than forecast might result in a shorter weighted average life, and a payment on a date that is later than forecast might result in a longer weighted average life. In addition, if a larger portion of the delayed payments on the RRBs is received in later years, the RRBs may have a longer weighted average life.

Weighted Average Life Sensitivity

		–5% ( Standard Deviations from Mean)		–15% ( Standard Deviations from Mean)
Expected Weighted Average Life (yrs)
Rate Reduction Bonds		Weighted Average Life (yrs)	Change (Days)	Weighted Average Life (yrs)	Change (Days)
Tranche A-1
Tranche A-2
Tranche A-3

Assumptions

        For the purposes of preparing the above chart, the following assumptions, among others, have been made: (i) the forecast error stays constant over the life of the RRBs and is equal to an overestimate of electricity usage of –5% (        standard deviations from mean) or –15% (         standard deviations from mean); (ii) the Servicer makes timely and accurate filings to make a Periodic Adjustment to the RRB Charges semi-annually; (iii) Customer charge-off rates are held

constant at approximately        % for the residential service rate class (comprised of approximately            customers as of December 31, 2017), approximately        % for the general service rate class (comprised of approximately            customers as of December 31, 2017), approximately        % for the primary general service rate class (comprised of approximately            customers as of December 31, 2017), approximately        % for the large general service rate class (comprised of approximately             customers as of December 31, 2017) and approximately        % for the outdoor lighting rate class (comprised of approximately            customers as of December 31, 2017); (iv) days sales outstanding are based upon historical averages; (v) operating expenses are equal to projections; (vi) there is no acceleration of the Final Maturity Date of the RRBs; (vii) a permanent loss of all Customers has not occurred; and (viii) the issuance date is                , 2018. There can be no assurance that the weighted average lives of the RRBs will be as shown.

 ESTIMATED ANNUAL FEES AND EXPENSES

        Estimated initial annual fees and expenses payable from RRB Charge Collections are shown below. These fees and expenses will be paid in accordance with the priority of payments set out in "Description of the RRBs—How Funds in the Collection Account will be Allocated."

Recipient	Fees and Expenses Payable
Servicer	$ per annum
Administrator	$75,000 per annum
Indenture Trustee	$3,000 per annum
Legal Fees	$50,000
Accounting and Auditing Fees	$150,000 per annum
Independent Manager	$2,500 per annum
Rating Agency Fees	$57,500 per annum
Miscellaneous	$5,000

THE SALE AGREEMENT

Sale and Assignment of RRB Property

        On the issuance date the Seller will sell to the Issuer, without recourse its entire right, title and interest in and to the RRB Property. The Issuer will finance the purchase of the RRB Property through the issuance of the RRBs. Pursuant to the Financing Act, the Sale Agreement provides that the sale of the RRB Property shall be treated as an absolute transfer of all of the Seller's right, title, and interest, as in a true sale, and not as a pledge or other financing, of the RRB property, in each case notwithstanding any contrary treatment of such transfer for accounting, tax, or other purposes.

Seller Representations and Warranties

        In the Sale Agreement, the Seller will represent and warrant to the Issuer, among other things, that, as of the issuance date:

  •
  the Seller is duly organized and validly existing as a corporation in good standing under the laws of the State of New Hampshire, with the requisite corporate power and authority to own its properties and conduct its business as such business is currently conducted by it, and has the requisite corporate power and authority to obtain the Finance Order and to own the RRB Property;

  •
  the Seller is duly qualified to do business as a foreign corporation in good standing, and has obtained all necessary licenses and approvals, in all jurisdictions in which the ownership or lease of property or the conduct of its business shall require such qualifications, licenses or approvals (except where the failure to so qualify or obtain such licenses and approvals would not be reasonably likely to have a material adverse effect on the Seller's business, operations, assets, revenues or properties);

  •
  the Seller has the requisite corporate power and authority to execute and deliver the Sale Agreement and to carry out its terms; and the execution, delivery and performance of the Sale Agreement has been duly authorized by all necessary corporate action of the Seller;

  •
  the Sale Agreement constitutes a legal, valid and binding obligation of the Seller, enforceable against it in accordance with its terms, subject to applicable insolvency, reorganization, moratorium, fraudulent transfer and other laws relating to or affecting creditors' or secured parties' rights generally from time to time in effect and to general principles of equity (including concepts of materiality, reasonableness, good faith and fair dealing), regardless of whether considered in a Proceeding in equity or at law;

  •
  the consummation of the transactions contemplated by the Sale Agreement and the fulfillment of the terms thereof do not (i) conflict with or result in any breach of any of the terms and provisions of, nor constitute (with or without notice or lapse of time) a default under, the articles of organization or by-laws of the Seller, or any material indenture, agreement or other instrument to which the Seller is a party or by which it is bound, (ii) result in the creation or imposition of any Lien upon any of the Seller's properties pursuant to the terms of any such indenture, agreement or other instrument (other than any Lien that may be granted under the Basic Documents or any liens created by the Issuer pursuant to the RSA 369-B:7, VIII) or (iii) violate any existing law or any existing order, rule or regulation applicable to the Seller of any court or of any federal or state regulatory body, administrative agency or other government instrumentality having jurisdiction over the Seller or its properties, so as to adversely affect the Seller, the Issuer or the Holders;

  •
  there are no Proceedings pending and, to the Seller's knowledge, there are no Proceedings threatened and, to the Sellers's knowledge, there are no investigations pending or threatened,

    before any court, federal or state regulatory body, administrative agencies or other governmental instrumentality having jurisdiction over the Seller or its properties involving or relating to the Seller or the Issuer or, to the Seller's knowledge, any other person:

    •
    asserting the invalidity of the Sale Agreement, any of the other Basic Documents, the RRBs, the Financing Act or the Finance Order;

    •
    seeking to prevent the issuance of the RRBs or the consummation of any of the transactions contemplated by the Sale Agreement or any other Basic Documents;

    •
    seeking any determination or ruling that might materially and adversely affect the performance by the Seller of its obligations under, or the validity or enforceability of, the Sale Agreement or any of the other Basic Documents; or

    •
    seeking to adversely affect the U.S. federal income tax, state income tax or franchise tax classification of the RRBs as debt;

  •
  no approval, authorization, consent, order or other action of, or filings with, any court, federal or state regulatory body, administrative agency or other government instrumentality, is required in connection with the execution and delivery by the Seller of the Sale Agreement, the performance by the Seller of the transactions contemplated thereby or the fulfillment by the Seller of the terms thereof, except those that have been obtained or made and those that the Seller, in its capacity as Servicer under the Servicing Agreement, is required to make in the future pursuant to the Servicing Agreement and post closing filings required in the connection therewith;

  •
  no portion of the RRB property has been sold transferred, assigned or pledged or otherwise conveyed by the Seller to any person other than the Issuer and no security agreement, financing statement or equivalent security or lien instrument listing the Seller as debtor covering all or any part of the RRB Property is on file or of record in any jurisdiction, except such as may have been filed, recorded, or made in favor of the Issuer or the Indenture Trustee in connection with the Basic Documents;

  •
  immediately upon the sale pursuant to the Sale Agreement, the Seller has transferred, sold and conveyed the RRB Property to the Issuer, free and clear of all Liens (including the Lien of the Seller's first mortgage indenture but excluding any Lien created pursuant to RSA 369-B:7, VIII and any Lien that may be granted under the Basic Documents), and pursuant to RSA 369-B:6, V such transfer shall be treated as an absolute transfer of all of the Seller's right, title and interest (as a true sale), and not as a pledge or other financing of, the RRB Property;

  •
  immediately upon the sale pursuant to the Sale Agreement, the RRB Property shall be validly transferred and sold to the Issuer, and such transfer shall be perfected within the meaning of RSA 369-B:6, VI, the Issuer shall own all such RRB Property free and clear of all Liens (including the Lien of the Seller's first mortgage indenture but excluding any Lien created pursuant to RSA 369-B:7, VIII and any Lien that may be granted under the Basic Documents) and all filings to be made by the Seller (including filings with the NHPUC under the Financing Act) necessary in any jurisdiction to give the Issuer a valid ownership interest in the RRB Property have been made. No further action is required to establish the Issuer's ownership interest. All applicable filings have also been made to the extent required by applicable law in any jurisdiction to perfect the Back-Up Security Interest granted by the Seller to the Issuer.

  •
  under the laws of the State of New Hampshire and the United States in effect on the issuance date:

  •
  the Finance Order pursuant to which the rights and interests of the Seller have been created is in full force and effect and is Final;

    •
    the Holders are entitled to the protection provided in the Financing Act and, accordingly, the Finance Order is not revocable by the NHPUC;

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    the State of New Hampshire may neither limit nor alter the RRB charge, RRB Property, the Finance Order and all rights thereunder, in a manner that would substantially impair the rights of the Holders, absent a demonstration that an impairment is narrowly tailored and is necessary to advance an important public interest, until the RRBs are fully met and discharged; provided that the State of New Hampshire is not precluded from such limitation or alteration if and when adequate provision is made by law for the protection of the Issuer, the Holders and the Indenture Trustee;

    •
    except for Periodic Adjustments to the RRB Charge required under the Financing Act and the Finance Order, the NHPUC does not have authority, either by rescinding, altering or amending the Finance Order or otherwise, to revalue or revise for ratemaking purposes the stranded costs or the costs of providing, recovering, financing or refinancing the stranded costs, to determine that the RRB Charge is unjust or unreasonable or in any way to reduce or impair the value of RRB Property either directly or indirectly by taking the RRB Charge into account when setting other rates for the Seller; nor are the amount of revenues arising with respect thereto subject to reduction, impairment, postponement or termination;

    •
    the process by which the Finance Order was adopted and approved and the Finance Order and the Issuance Advice Letter themselves, comply with all applicable laws, rules and regulations;

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    the Issuance Advice Letter has been filed in accordance with the Finance Order;

    •
    no other approval, authorization, consent, order or other action of, or filing with, any court, Federal or state regulatory body, administrative agency or other governmental instrumentality is required in connection with the creation or sale of the RRB Property, except those that have been obtained or made and post closing filings required in connection therewith and those that the Seller, in its capacity as Servicer under the Servicing Agreement, is required to make in the future pursuant to the Servicing Agreement; and

    •
    the State of New Hampshire, in the exercise of its executive or legislative powers, may not repeal or amend the Financing Act or the Finance Order, or take any action in contravention of the pledge by the State of New Hampshire in RSA 369-B:6, II, without paying just compensation to the Holders, as determined by a court of competent jurisdiction, if this action would constitute a permanent appropriation of a substantial property interest of the Holders in the RRB Property and deprive the Holders of their reasonable expectations arising from their investments in the Rate Reduction Bonds;

  •
  based upon the information available to the Seller on the issuance date, the assumptions used in calculating the initial RRB Charge are reasonable and were made in good faith.

  •
  upon the effectiveness of the Finance Order:

  •
  all of the RRB Property constitutes an existing property right;

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  the RRB Property includes the right, title and interest in and to all revenues, collections, claims, payments, money, or proceeds of or arising from the RRB Charge, as adjusted from time to time pursuant to the Finance Order, and all rights to obtain adjustments to the RRB Charge pursuant to the Finance Order; and

  •
  the owner of the RRB Property is legally entitled to collect payments in respect of the RRB Charge in the aggregate sufficient to pay the interest on and principal of the Rate

      Reduction Bonds, to pay the fees and expenses of servicing the Rate Reduction Bonds, to replenish the Capital Subaccount to the Required Capital Level and to enforce all other material rights conferred in the Finance Order and the Financing Act until the earlier of two years after the Final Maturity Date of the latest maturing Tranche of the RRBs and the date on which the Rate Reduction Bonds are paid in full.

  •
  the information describing the Seller under the caption "Public Service Company of New Hampshire—The Depositor, Sponsor, Seller and Servicer" in this prospectus is correct in all material respects.

        The representations and warranties shall survive the sale and transfer of RRB Property to the Issuer and the pledge thereof to the Indenture Trustee pursuant to the Indenture.

        Notwithstanding the foregoing, the Seller will not be in breach of any representation or warranty as a result of any change in law occurring after the issuance date, including by means of any legislative enactment, constitutional amendment or (if such means become available in the future) referendum or initiative petition that renders any of the representations or warranties untrue.

        The representations and warranties set forth in the Sale Agreement, insofar as they involve conclusions of law, are made not on the basis that the Seller purports to be a legal expert or to be rendering legal advice, but rather to reflect the parties' good faith understanding of the legal basis on which the parties are entering into the Sale Agreement and the other Basic Documents and the basis on which the Holders are purchasing the Rate Reduction Bonds, and to reflect the parties' agreement that, if such understanding turns out to be incorrect or inaccurate, the Seller will be obligated to indemnify the Issuer and its permitted assigns (to the extent required by and in accordance with the Sale Agreement), and that the Issuer and its permitted assigns will be entitled to enforce any rights and remedies under the Basic Documents on account of such inaccuracy to the same extent as if the Seller had breached any other representations or warranties under the Sale Agreement. Please read "—Indemnification."

        The Seller makes no representation or warranty that amounts collected from the RRB charges will be sufficient to meet payment obligations on the RRBs or assumptions made in calculating the RRB Charge will in fact be realized and the Seller shall not be obligated to reduce, or accept a reduction of, any rates or charges to which it would otherwise be entitled in respect of services rendered or to be rendered to Customers in order to permit the payment of the RRB Charge (other than as provided in the Finance Order with respect to other components of the "stranded cost recovery charge" (as defined in the Financing Act)).

Covenants of the Seller

        In the Sale Agreement, the Seller will be required to abide by, among others, the following covenants:

  •
  So long as any of the RRBs are outstanding, the Seller (a) will keep in full force and effect its existence, rights and franchises under the laws of the jurisdiction of its organization and (b) will obtain and preserve its qualification to do business, in each case to the extent that in each such jurisdiction such existence or qualification is or shall be necessary to protect the validity and enforceability of the Sale Agreement, the other Basic Documents to which the Seller is a party and each other instrument or agreement necessary or appropriate to the proper administration of the Sale Agreement and the transactions contemplated hereby.

  •
  Except for the conveyances under the Sale Agreement or any Lien under RSA 369-B:7, VIII, the Seller will not sell, pledge, assign or transfer, or grant, create, or incur any Lien on, any of the RRB Property, or any interest therein, and the Seller shall defend the right, title and interest of the Issuer and the Indenture Trustee in, to and under the RRB Property against all claims of third parties claiming through or under the Seller. Public Service Company of New Hampshire, in its capacity as Seller, will not at any time assert any Lien against, or with respect to, any of the RRB Property.

  •
  If the Seller receives any payments in respect of the RRB Charge or the proceeds thereof other than in its capacity as the Servicer, the Seller agrees to pay to the Servicer, on behalf of the Issuer, all payments received by it in respect thereof as soon as practicable after receipt thereof by it. Prior to such remittance by the Servicer, the Seller agrees that such amounts are held in trust by it for the Issuer and the Indenture Trustee.

  •
  The Seller shall notify the Issuer and the Indenture Trustee promptly after becoming aware of any Lien on any of the RRB Property, other than the conveyances under the Sale Agreement, any Lien under the Basic Documents or any Lien under RSA 369-B:7, VIII.

  •
  The Seller will comply with its organizational and governing documents and all laws, treaties, rules, regulations and determinations of any governmental instrumentality applicable to it, except to the extent that failure to so comply would not materially adversely affect the Issuer's or the Indenture Trustee's interests in the RRB Property or under any of the Basic Documents to which the Seller is party or the Seller's performance of its obligations under the Sale Agreement or under any of the other Basic Documents to which it is party.

  •
  So long as any of the RRBs are outstanding:

  •
  the Seller shall treat such RRBs as debt of the Issuer and not that of the Seller, except for financial accounting or tax reporting purposes;

  •
  the Seller shall indicate in its financial statements that it is not the owner of the RRB Property and that the Issuer's assets are not available to pay creditors of the Seller or any of its Affiliates (other than the Issuer);

  •
  the Seller shall disclose the effects of all transactions between the Issuer and the Seller in accordance with generally accepted accounting principles; and

  •
  the Seller shall not own or purchase any such RRBs.

  •
  The Seller agrees that, upon the sale by the Seller of RRB Property to the Issuer pursuant to the Sale Agreement:

  •
  to the fullest extent permitted by law, including the Financing Act and applicable NHPUC Regulations, the Issuer shall have all of the rights originally held by the Seller with respect to the RRB Property, including the right (subject to the terms of the Servicing Agreement) to exercise any and all rights and remedies to collect any amounts payable by any customer or third party supplier in respect of the RRB Property, notwithstanding any objection or direction to the contrary by the Seller; and

  •
  any payment by any Customer or third party supplier to the Issuer shall discharge that Customer's or third party supplier's obligations in respect of the RRB Property to the extent of such payment, notwithstanding any objection or direction to the contrary by the Seller.

  •
  So long as any of the RRB's are outstanding:

  •
  the Seller shall affirmatively represent that it has sold the RRB Property to the Issuer (other than for financial accounting or tax purposes);

  •
  the Seller shall not make any statement or reference in respect of the RRB Property that is inconsistent with the Issuer's ownership interest (other than for financial accounting or tax purposes); and

    •
    the Seller shall not take any action in respect of the RRB Property except solely in its capacity as the Servicer pursuant to the Servicing Agreement or as otherwise contemplated by the Basic Documents.

  •
  The Seller will execute and file such filings, including filings with the NHPUC pursuant to the Financing Act and UCC filings, and cause to be executed and filed such filings, all in such manner and in such places as may be required by law fully to preserve, maintain and protect the ownership or security interest of the Issuer and the Indenture Trustee in the RRB Property and the Back-Up Security Interest, including all filings required under the Financing Act and the applicable UCC relating to the transfer of the ownership or security interest in the RRB Property by the Seller to the Issuer and the granting of a security interest in the RRB Property by the Issuer to the Indenture Trustee and the Back-Up Security Interest and the continued perfection of such ownership or security interest.

  •
  The Seller shall institute any action or Proceeding necessary to compel performance by the NHPUC or the State of New Hampshire of any of their obligations or duties under the Financing Act or the Finance Order. The Seller also agrees to take such legal or administrative actions as may be reasonably necessary (i) to protect the Issuer, the Holders, the Indenture Trustee and any of their respective affiliates from claims, state actions or other actions or Proceedings of third parties which, if successfully pursued, would result in a breach of any representation or warranty of the Seller in the Sale Agreement and (ii) to block or overturn any attempts to cause a repeal of, modification of or supplement to the Financing Act, the Finance Order, any Advice Letter, the 2015 Settlement Agreement (to the extent it adversely affects the rights of the Holders or the validity or value of the RRB Property) or the rights of the Holders by executive action, legislative enactment or constitutional amendment that would be adverse to the Issuer, the Indenture Trustee or the Holders. If the Servicer performs its obligations under this covenant in all respects, such performance shall be deemed to constitute performance of the Seller's obligations pursuant to clause (ii) of the immediately preceding sentence.

  •
  Notwithstanding any prior termination of the Sale Agreement or the Indenture, but subject to the NHPUC's right to order the sequestration and payment of revenues arising with respect to the RRB Property notwithstanding any bankruptcy, reorganization or other insolvency Proceedings with respect to the Seller pursuant to RSA 369-B:7, VI or RSA 369-B:7, VIII, the Seller shall not, prior to the date which is one year and one day after the termination of the Indenture, petition or otherwise invoke or cause the Issuer to invoke the process of any court or government authority for the purpose of commencing or sustaining an involuntary case against the Issuer under any Federal or state bankruptcy, insolvency or similar law, appointing a receiver, liquidator, assignee, indenture trustee, custodian, sequestrator or other similar official of the Issuer or any substantial part of the property of the Issuer, or ordering the winding up or liquidation of the affairs of the Issuer.

  •
  So long as any of the RRBs are outstanding, the Seller shall pay, and shall cause each of its subsidiaries to pay, all material taxes, assessments and governmental charges imposed upon it or any of its properties or assets or with respect to any of its franchises, business, income or property before any penalty accrues thereon if the failure to pay any such taxes, assessments and governmental charges would, after any applicable grace periods, notices or other similar requirements, result in a lien on the RRB Property, provided that no such tax need be paid if the Seller or one of its subsidiaries is contesting the same in good faith by appropriate Proceedings promptly instituted and diligently conducted and if the Seller or such subsidiary has established appropriate reserves as shall be required in conformity with generally accepted accounting principles.

  •
  The Seller hereby agrees that any New Hampshire tax on income associated with the Issuer, taking into account available credits, will be paid by the Seller.

  •
  The Seller shall not become a party to any:

  •
  trade receivables purchase and sale agreement or similar arrangement under with it sells all or any portion of its accounts receivables owing from Customers who are obligated to pay the RRB Charge unless the Indenture Trustee, the Seller and the other parties to such additional arrangement shall have entered into an intercreditor agreement, in the form attached to the Indenture, with such changes as may be agreed among the parties thereto so long as such changes do not materially and adversely affect any Holder's rights in and to any RRB Collateral or otherwise under the Indenture, in connection therewith and the terms of the documentation evidencing such trade receivables purchase and sale arrangement or similar arrangement shall expressly exclude the RRB Property (including the RRB Charge) from any receivables or other assets pledged or sold under such arrangement; or

  •
  sale agreement selling to any other Affiliate property consisting of charges similar to the RRB charge sold pursuant to the Sale Agreement, payable by Customers pursuant to the Financing Act or similar law, unless the Seller and the other parties to such arrangement shall have entered into such intercreditor agreement in connection with any such agreement or similar arrangement.

  •
  The Seller will not withdraw the filing of the Issuance Advice Letter with the NHPUC.

  •
  Promptly after obtaining knowledge of any breach in any material respect of its representations and warranties or covenants in the Sale Agreement, the Seller shall promptly notify the Issuer, the Indenture Trustee, and the Rating Agencies of the breach.

  •
  Upon the Issuer's request, the Seller will execute and deliver such further instruments and do such further acts as may be necessary to carry out more effectively the provisions and purposes of the Sale Agreement.

Indemnification

        The Seller will indemnify, defend and hold harmless the Issuer, the Indenture Trustee (for itself and for the benefit of the Secured Parties), and any of their respective affiliates, officials, officers, directors, managers, employees, consultants, counsel and agents against:

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  any and all taxes (other than taxes imposed on Holders as a result of their ownership of a Rate Reduction Bond) that may at any time be imposed on or asserted against any such Person under existing law as of the issuance date as a result of the sale of the RRB Property to the Issuer, the Issuer's ownership and assignment of the RRB Property, the issuance and sale by the Issuer of the Rate Reduction Bonds or the other transactions contemplated in the Basic Documents, including any franchise, sales, gross receipts, general corporation, tangible personal property, privilege or license taxes, but excluding any taxes imposed as a result of a failure of such Person to withhold or remit taxes with respect to payments on any Rate Reduction Bond; and

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  any and all liabilities, obligations, losses, actual damages, payments, claims, costs or expenses of any kind whatsoever, losses, that may be imposed on, incurred by or asserted against each such Person, in each such case, as a result of the Seller's willful misconduct or gross negligence in the performance of its duties or observance of its covenants under the Sale Agreement, or the Seller's breach in any material respect of any of its representations, warranties or covenants contained in the Sale Agreement, except to the extent of losses resulting from the willful misconduct, bad faith or gross negligence of such indemnified person or resulting from a breach of a representation or warranty made by any indemnified person in any of the Basic Documents that gives rise to the Seller's breach.

        Holders shall be entitled to enforce their rights against the Seller under this paragraph solely through a course of action brought on their behalf by the Indenture Trustee.

        The indemnification provided for in the Sale Agreement will survive any repeal of, modification of, supplement to, or judicial invalidation of, the Financing Act or the Finance Order and will survive the resignation or removal of the Indenture Trustee or the termination of the Sale Agreement and will rank in priority with other general, unsecured obligations of the Seller. The Seller shall not indemnify any person or entity otherwise indemnified under the Sale Agreement for any changes in law after the issuance date, whether such changes in law are effected by means of any legislative enactment, any constitutional amendment or any final and non-appealable judicial decision. The indemnification remedies provided in the Sale Agreement are the sole and exclusive remedies against the Seller for breach of its representations and warranties in the Sale Agreement.

Back-Up Security Interest

        The Sale Agreement provides that if the sale, transfer, assignment, setting over and conveyance of the RRB Property to the Issuer is held by any court of competent jurisdiction not to be a true sale as provided in RSA 369-B:6, V, then such sale, transfer, assignment, setting over and conveyance shall be treated as the creation of a security interest in the RRB Property and, without prejudice to its position that it has absolutely transferred all of its rights in the RRB Property to the Issuer, the Seller will grant to the Issuer a security interest, the Back-Up Security Interest, in the RRB Property (including, to the fullest extent permitted by the Financing Act, all revenues, collections, claims, payments, money or proceeds of or arising from the RRB Charge pursuant to the Finance Order) to secure a payment obligation incurred by the Seller in respect of the amount paid by the Issuer to the Seller pursuant to the Sale Agreement.

Amendment

        The Sale Agreement may be amended by the parties thereto, without the consent of the Holders (notwithstanding any provision of any other document that would otherwise require such consent as a precondition of Indenture Trustee consent), but with the consent of the Indenture Trustee (which consent shall be given in reliance on an opinion of counsel and an officer's certificate stating that such amendment is permitted or authorized under and adopted in accordance with the provisions of the Sale Agreement, upon which the Indenture Trustee may conclusively rely) (i) to cure any ambiguity, to correct or supplement any provision thereof, provided that the action will not, as certified in a certificate of an officer of the Seller delivered to the Indenture Trustee and the Issuer, adversely affect, in any material respect, the interest of any Holders or (ii) to conform to the provisions of the description in the Sale Agreement in this prospectus.

        The Sale Agreement may also be amended from time to time by the Seller and the Issuer, with ten Business Days' prior written notice given to the Rating Agencies and the prior written consent of the Indenture Trustee and the prior written consent of the Holders of Rate Reduction Bonds evidencing not less than a majority of the Outstanding Amount of the Rate Reduction Bonds affected thereby, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Sale Agreement or of modifying in any manner the rights of the Holders.

Merger or Consolidation of or Assumption of the Obligations of the Seller

        Any Person (a) into which the Seller may be merged or consolidated, (b) that may result from any merger or consolidation to which the Seller shall be a party or (c) that may succeed to the properties and assets of the Seller substantially as a whole, which Person in the case described in the foregoing clause (c) executes an agreement of assumption to perform every obligation of the Seller under the Sale Agreement, shall be the successor to the Seller under the Sale Agreement without further act on the part of any of the parties to the Sale Agreement; provided, however, that (i) if the Seller is the Servicer, no Servicer Default, and no event which, after notice or lapse of time, or both, would become a Servicer Default shall have occurred and be continuing, (ii) the Seller shall have delivered to the Issuer and the Indenture Trustee an officer's certificate stating that such consolidation, merger or succession and such agreement of assumption comply with the relevant provisions of the Sale Agreement and that all conditions precedent, if any, provided for in the Sale Agreement relating to such transaction have been complied with, (iii) the Seller shall have delivered to the Issuer and the Indenture Trustee an opinion of counsel stating that, in the opinion of such counsel (A) all conditions precedent to such consolidation, merger or succession have been complied with, and such agreement of assumption complies with the relevant provisions of the Sale Agreement and (B) either (1) all filings to be made by the Seller, including filings with the NHPUC pursuant to the Financing Act and filings under the applicable UCC, have been executed and filed that are necessary to preserve and protect fully the interests of the Issuer and the Indenture Trustee in the RRB Property and reciting the details of such filings or (2) no such action shall be necessary to preserve and protect such interests and (iv) the Rating Agencies shall have received prior written notice of such transaction.

THE SERVICING AGREEMENT

Servicing Procedures

        The Servicer will manage, service and administer, and bill and collect payments arising from, the RRB Property according to the terms of the Servicing Agreement between the Servicer and the Issuer. The Servicer's duties will include responding to inquiries of Customers and the NHPUC regarding the RRB Property and the RRB Charges, calculating electricity usage, accounting for collections, furnishing periodic reports and statements to the Issuer, the Indenture Trustee and the Rating Agencies and periodically adjusting the RRB Charges.

        The Servicer, on behalf of the Issuer and the Holders, will institute any action or Proceeding necessary to compel performance by the NHPUC or the State of New Hampshire of any of their obligations or duties under the Financing Act, the Finance Order or any Advice Letter with respect to any Periodic Adjustment. In addition, the Servicer will take legal or administrative actions, including defending against or instituting and pursuing legal actions and appearing or testifying in hearings or similar Proceedings, as may be reasonably necessary to block or overturn attempts to cause a repeal of, modification of or supplement to the Financing Act or the Finance Order or the rights of Holders of RRB Property by executive action, legislative enactment or constitutional amendment or (if such means become available in the future) referendum or initiative petition that would be adverse to Holders, the Issuer or the Indenture Trustee. The cost of any action will be payable from payments arising from the RRB Charge Collections as an expense of the Issuer.

Servicing Standards and Covenants

        The Servicing Agreement will require the Servicer, to follow such customary and usual procedures as it shall deem necessary or advisable in its servicing of all or any portion of the RRB Property, which, in the Servicer's judgment, may include the taking of legal action, at the Issuer's expense but subject to the priority of payments set forth in the Indenture.

        The Servicer will not waive any late payment charge or other fee or charge relating to delinquent payments, nor waive, vary or modify any terms of payments of any amounts payable by a Customer, unless such action:

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  would comply with the Servicer's policies and practices applicable to such duties that the Servicer follows with respect to comparable assets that it services for itself or other, as in effect from time to time and in accordance with regulations of the NHPUC; and

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  would comply in all material respects with applicable law.

        In addition, the Servicer may write off any amounts that it deems uncollectible according to its customary practices.

        In the Servicing Agreement, the Servicer will covenant that, in servicing the RRB Property it will:

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  manage, service, administer and make collections of payments arising from the RRB Property with reasonable care and in compliance with applicable law, including all applicable guidelines of the NHPUC, using the same degree of care and diligence that the Servicer exercises with respect to similar assets for its own account and, if applicable, for others;

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  follow customary standards, policies and procedures for the industry in performing its duties as Servicer;

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  use all reasonable efforts, consistent with its customary servicing procedures, to bill and collect the RRB Charges;

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  file all filings under the applicable Uniform Commercial Code or the Financing Act necessary or desirable to maintain the ownership interest and perfected security interest of the Issuer and the Indenture Trustee, respectively, in the RRB Property, with the priority required by the Indenture;

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  comply in all material respects with laws applicable to and binding on it relating to the RRB Property; and

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  submit (i) Annual Routine True-up Letters, (ii) Mid-Year Routine True-Up Letters, if necessary and (iii) Other Routine True-Up Letters, if necessary and (iv) Non-Routine True-Up Letters to the NHPUC seeking an adjustment, if necessary, of the RRB Charges.

Periodic Adjustment Process

        The Financing Act and the Finance Order mandate that Periodic Adjustments to the RRB Charges be made to ensure that the aggregate RRB Charges billed for the applicable period will result in RRB Charge Collections that are sufficient to meet the Periodic RRB Payment Requirements. The Servicer will periodically file Advice Letters with the NHPUC, specifying the new RRB Charges and identifying among other factors the Weighted Average Days Outstanding, the forecasted RRB charge-off percentage and the forecasted kWh billed by rate class.

        The Servicer shall file an Annual Routine True-Up Letter with the NHPUC no later than January 15 of each year. For the purpose of preparing an Annual Routine True-Up Letter, the Servicer shall: (a) update the assumptions underlying the calculation of the RRB Charge, including forecasted kWh usage by rate class, the rate of charge-offs and estimated ongoing transaction costs of the Issuer to the extent not fixed, for the two Remittance Periods beginning, respectively, on January 1 and July 1 of the year that such Annual Routine True-Up Letter is filed; (b) update the calculation of Weighted Average Days Outstanding; (c) determine the Periodic RRB Payment Requirements for such Remittance Periods, based upon such updated assumptions; and (d) determine the RRB Charge to be charged during the twelve-month period commencing with the Payment Date immediately following the filing of such Annual Routine True-Up Letter based upon such Periodic RRB Payment Requirements.

        The Servicer shall file a Mid-Year Routine True-Up Letter not later than July 15 of each year, if the Servicer reasonably projects that Estimated RRB Charge Payments (without giving effect to the Periodic Adjustments set forth in such Mid-Year Routine True-Up Letter) will be insufficient to cover the Periodic RRB Payment Requirements for the Remittance Period beginning on July 1 of such year.

        In addition (a) except during the two Remittance Periods preceding the Final Maturity Date, the Servicer may (but shall not be required to) file an Other Routine True-Up Letter not later than the date that is 15 days before the end of any calendar month if it reasonably projects that Estimated RRB Charge Payments (without giving effect to the Periodic Adjustments set forth in such Other Routine True-Up Letter) will be insufficient to cover the Periodic RRB Payment Requirements for the then-current Remittance Period and (b) during the two Remittance Periods preceding the Final Maturity Date for the latest maturing Tranche of RRBs, if the Servicer reasonably projects that Estimated RRB Charge Payments (without giving effect to the Periodic Adjustments set forth in such Other Routine True-Up Letter) will be insufficient to cover the Periodic RRB Payment Requirements for the then-current Remittance Period, the Servicer shall file an Other Routine True-Up Letter not later than the date that is 15 days before the end of the then-current calendar month.

        Absent manifest error, the Periodic Adjustments will become effective: (i) in the case of any Periodic Adjustment contained in any Annual Routine True-Up Letter, on the ensuing February 1; (ii) in the case of any Periodic Adjustment contained in any Mid-Year Routine True-Up Letter, on the ensuing August 1; or (iii) in the case of a Periodic Adjustment related to an Other Routine True-Up Letter, on the first day of the calendar month following the filing of the applicable Other Routine True-Up Letter. The Servicer shall take all reasonable actions and make all reasonable efforts to secure any Periodic Adjustments.

        Whenever the Servicer determines that the existing model for calculating the RRB Charge should be amended or revised, the Servicer shall file a Non-Routine True-Up Letter with the NHPUC designating the adjustments to such model and any corresponding adjustments to the RRB Charge, a Non-Routine Periodic Adjustment, subject to the review and approval of the NHPUC that such adjustment is necessary to ensure the timely recovery of RRB Costs with such review and determination to occur within 30 days of such filing.

Remittances to Collection Account

        Remittances to the Collection Account will be based on Estimated RRB Charge Payments, which are the payments in respect of the RRB Charge that the Servicer estimates, in accordance with procedures set forth in the Servicing Agreement, that it will receive from Customers on each Servicer Business Day based on actual amounts that were billed to Customers in respect of the RRB Charge, the then-current Weighted Average Days Outstanding and the Servicer's good faith estimate of system wide charge-offs. On each Servicer Business Day, commencing approximately    days after the date of the Servicing Agreement, the Servicer will cause to be made within two Servicer Business Days of deemed receipt, a wire transfer of immediately available funds to the Collection Account in an amount equal to the Estimated RRB Charge Payments received on such Servicer Business Day and on any prior day that was not a Servicer Business Day for which a Remittance has not previously been made (taking into account the Weighted Average Days Outstanding in effect from time to time). Prior to or simultaneous with each Remittance to the Collection Account pursuant to the Servicing Agreement, the Servicer shall provide written notice to the Indenture Trustee of each such Remittance (including the exact dollar amount to be remitted).

        On or before March 1 of each year, the Servicer will reconcile the amount of Estimated RRB Charge Payments remitted to the Collection Account with the amount of payments in respect of the RRB Charge that are deemed to have been received by the Servicer from Customers based on actual system wide charge-offs. Specifically, the Servicer shall calculate the amount of any Remittance Shortfall or Remittance Excess attributable to the prior Reconciliation Period and (a) if a Remittance Shortfall exists, the Servicer shall make a supplemental wire transfer of immediately available funds to the Collection Account on the next Servicer Business Day following such calculation in the amount of such Remittance Shortfall or (b) if a Remittance Excess exists, the Servicer may reduce the amount of Remittances to be made to the Issuer on succeeding Servicer Business Days in an amount equal to the amount of such Remittance Excess until the balance of the Remittance Excess has been reduced to zero. The Servicer shall deliver a written report setting forth in reasonable detail the calculation of any Remittance Excess or Remittance Shortfall to the Issuer, the Indenture Trustee and the Rating Agencies.

Servicing Compensation

        The Servicer will be entitled to receive an annual Servicing Fee in an amount equal to:

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  0.05 percent of the initial principal amount of the RRBs; or

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  up to 0.60 percent of the initial Principal Balance of the RRBs if the RRB Charges are being billed separately to Customers by a successor Servicer.

        In addition, the Servicer will be entitled to an initial fee payable on the closing date in the amount of $50,000. The Servicer will also be entitled to retain as additional compensation (i) any interest earnings on RRB Charge Collections received by the Servicer and invested by it in accordance with Servicing Agreement, prior to remittance to the Collection Account, and (ii) all late payment charges, if any, collected from Customers or third party suppliers to the extent consistent with the Tariff.

        The Indenture Trustee will pay the Servicing Fee in semi-annual installments (together with any portion of the Servicing Fee that remains unpaid from prior Payment Dates) to the extent of available funds in the Collection Account prior to the payment of any principal of and interest on the RRBs. See "Description of the RRBs—How Funds in the Collection Account will be Allocated."

Third Party Suppliers

        Although the NHPUC has not authorized third party suppliers to provide electricity metering and billing services relating to retail delivery of electricity, if the NHPUC were to authorize third party suppliers to provide these services, third party suppliers may have the opportunity to bill, collect and remit RRB Charges in the future.

        The NHPUC states in its Finance Order issued to PSNH that it will not permit, approve or require the billing, collection and remittance of the RRB Charges unless the following minimum standards apply:

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  The third party supplier must provide the Servicer, in a timely manner, with access to kilowatt-hour usage information to permit the Servicer to fulfill its obligations under the Servicing Agreement.

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  The Servicer will be entitled, within seven days after a default by a third party supplier in remitting the RRB Charges, to assume responsibility for billing all charges for services provided by the Servicer, including the RRB Charges, or to transfer responsibility to a third party, which must meet the criteria described in the Finance Order.

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  If and so long as a third party supplier does not maintain at least a "BBB" (or the equivalent) long-term unsecured credit rating from Moody's or S&P, a third party supplier will be required to maintain with the Servicer, or as directed by the Servicer, a cash deposit or comparable security equal to one month's maximum estimated collections of payments arising from the RRB Charges, as agreed upon by the Servicer and the third party supplier. In the event of default in the remittance of RRB Charges by a third party supplier, such amount will be included in the Periodic Adjustment of the RRB Charges.

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  The third party supplier must agree to remit the full amount of the RRB Charges it bills to Customers, regardless of whether payments are received from such Customers, within 15 days of the Servicer's bill for such charges.

        The Finance Order also provides that the foregoing minimum standards may be modified in accordance with the terms of RRB financing documents, subject to approval by the NHPUC and confirmation (or deemed confirmation) from the applicable ratings agencies that such change will not result in a suspension, reduction or withdrawal of the then current credit ratings for the RRBs.

Servicer Representations and Warranties

        In the Servicing Agreement, the Servicer will represent and warrant to the Issuer, as of the closing of the issuance of the RRBs, among other things, that:

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  the Servicer is duly organized and validly existing as a corporation in good standing under the laws of the State of New Hampshire, with the requisite corporate power and authority to own its properties as such properties are currently owned and to conduct its business as such business is currently conducted by it, and has the requisite corporate power and authority to service the RRB Property and to hold the RRB Property Records as custodian;

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  the Servicer is duly qualified to do business as a foreign corporation in good standing, and has obtained all necessary licenses and approvals, in all jurisdictions in which the ownership or lease of property or the conduct of its business (including the servicing of the RRB Property as required by the Servicing Agreement) shall require such qualifications, licenses or approvals (except where the failure to so qualify or obtain such licenses and approvals would not be reasonably likely to have a material adverse effect on the Servicer's business, operations, assets, revenues or properties or adversely affect the servicing of the RRB Property);

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  the Servicer has the requisite corporate power and authority to execute and deliver the Servicing Agreement and to carry out its terms; and the execution, delivery and performance of the

    Servicing Agreement have been duly authorized by all necessary corporate action on the part of the Servicer;

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  the Servicing Agreement constitutes a legal, valid and binding obligation of the Servicer enforceable against it in accordance with its terms, subject to applicable insolvency, reorganization, moratorium, fraudulent transfer and other laws relating to or affecting creditors' rights generally from time to time in effect and to general principles of equity (including concepts of materiality, reasonableness, good faith and fair dealing), regardless of whether considered in a Proceeding in equity or at law;

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  the consummation of the transactions contemplated by the Servicing Agreement and the fulfillment of the terms thereof do not: (i) conflict with or result in any breach of any of the terms and provisions of, nor constitute (with or without notice or lapse of time) a default under, the articles of organization or by-laws of the Servicer, or any material indenture, agreement or other instrument to which the Servicer is a party or by which it is bound; (ii) result in the creation or imposition of any Lien upon any of the Servicer's properties pursuant to the terms of any such indenture, agreement or other instrument; nor (iii) violate any existing law or any existing order, rule or regulation applicable to the Servicer of any court or of any federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Servicer or its properties, so as to adversely affect the Servicer, the Issuer or the Holders;

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  there are no Proceedings pending and, to the Servicer's knowledge, there are no Proceedings threatened and, to the Servicer's knowledge, there are no investigations pending or threatened, before any court, federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the Servicer or its properties involving or relating to the Servicer or the Issuer or, to the Servicer's knowledge, any other Person: (i) asserting the invalidity of the Servicing Agreement; (ii) seeking to prevent the issuance of the RRBs or the consummation of any of the transactions contemplated by the Servicing Agreement or any of the other Basic Documents; (iii) seeking any determination or ruling that might materially and adversely affect the performance by the Servicer of its obligations under, or the validity or enforceability of, the Servicing Agreement or any of the other Basic Documents; or (iv) seeking to adversely affect the U.S. federal income tax, state income tax or franchise tax classification of the RRBs as debt;

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  no approval, authorization, consent, order or other action of, or filing with, any court, federal or state regulatory body, administrative agency or other governmental instrumentality is required in connection with the execution and delivery by the Servicer of the Servicing Agreement, the performance by the Servicer of the transactions contemplated thereby or the fulfillment by the Servicer of the terms thereof, except those that have been obtained or made and those that the Servicer is required to make in the future pursuant to the Servicing Agreement and post-closing filings in connection therewith; and

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  each report and certificate delivered in connection with any filing made to the NHPUC with respect to the RRB Charges or Periodic Adjustments will constitute a representation and warranty by the Servicer that each report or certificate is true and correct in all material respects, provided that any assumptions, forecasts or predictions of future events therein will be limited to the representation and warranty that such assumptions, forecasts or other predictions are believed by the Servicer to be reasonable based upon historic performance and facts known to the Servicer on the date such report or certificate is delivered.

        In the event of willful misconduct or gross negligence by the Servicer in the performance of its duties or observance of its covenants under the Servicing Agreement or in the event of the Servicer's breach in any material respect of any of the representations and warranties summarized in the preceding paragraph, the Servicer will indemnify, defend and hold harmless the Issuer and the Holders against any costs, expenses, losses, claims, actual damages and liabilities incurred as a result of these events. The Holders, however, may only enforce their rights against the Servicer through an action brought by the Indenture Trustee, and the Servicer will not be liable for any costs, expenses, losses, claims, damages or liabilities resulting from the willful misconduct or gross negligence of the indemnified persons.

        In addition, the Servicer will indemnify, defend and hold harmless the Indenture Trustee and any of its respective affiliates, officials, officers, directors, employees, consultants, counsel and agents against any costs, expenses, losses, claims, actual damages and liabilities incurred as a result of the willful misconduct or gross negligence of the Servicer in the performance of its duties or observance of its covenants under the Servicing Agreement or the Servicer's breach in any material respect of any of the representations and warranties summarized above. However, the Servicer will not be liable for any costs, expenses, losses, claims, damages or liabilities resulting from the willful misconduct or gross negligence of any such indemnified person or resulting from a breach of a representation or warranty made by such indemnified person in the Basic Documents that gives rise to the Servicer's breach.

Statements by Servicer

        So long as any Rate Reduction Bonds are outstanding, not later than the Servicer Business Day immediately preceding each Payment Date, the Servicer shall deliver a written report, the Semi-Annual Servicer Certificate, to the Issuer, the Indenture Trustee and the Rating Agencies. The Semi-Annual Servicer Certificate will detail the RRB Charge Collections for the current Payment Date and the balances in the Collection Account available to make the payments to be made as described under "Description of the RRBs—How Funds in the Collection Account Will Be Allocated."

Evidence as to Compliance

        The Servicing Agreement will provide that a firm of independent public accountants, at the Issuer's expense, will furnish to the Issuer, the Indenture Trustee and the Rating Agencies a statement as to compliance by the Servicer with standards relating to the servicing of the RRB Property during the preceding twelve months ended December 31 (or, in the case of the first annual accountant's report to be delivered on or before March 31, 2019, the period of time from the date of the Servicing Agreement until December 31, 2018). This report will be provided on or before the earlier of March 31 of each year or, with respect to each calendar year during which the Sponsor's annual report on Form 10-K is required to be filed in accordance with the Exchange Act and the rules and regulations thereunder, the date on which such annual report on Form 10-K is required to be filed in accordance with the Exchange Act and the rules and regulations thereunder, beginning March 31, 2019, for as long as the RRBs remain outstanding. This report will state that the accounting firm has performed agreed upon procedures in connection with the Servicer's compliance with its obligations under the Servicing Agreement, identifying the results of the procedures and including any exceptions noted. The annual accountant's report will also include any attestation report required under Item 1122(b) of Regulation AB, as then in effect. The report will also indicate that the accounting firm providing the report is independent of the Servicer within the meaning of the Code of Professional Conduct of the American Institute of Certified Public Accountants or any superseding or amended standard adopted by the Public Company Accounting Oversight Board.

        The Servicing Agreement will also provide for delivery to the Issuer, the Indenture Trustee and the Rating Agencies of a certificate signed by an officer of the Servicer stating that, to the best of such officer's knowledge, the Servicer has fulfilled all of its obligations under the Servicing Agreement in all material respects throughout the preceding twelve months ended December 31 (or preceding period since the closing date of the issuance of the RRBs in the case of the first certificate) or, if there has been a default in the fulfillment of any obligation in any material respect under the Servicing Agreement, describing each such material default. This certificate of compliance is required to be delivered on or before the earlier of March 31 of each year, or, with respect to each calendar year during which the Sponsor's annual report on Form 10-K is required to be filed in accordance with the Exchange Act and the rules and regulations thereunder, the date on which such annual report on Form 10-K is required to be filed in accordance with the Exchange Act and any rules and regulations thereunder. This certificate is required to be provided beginning March 31, 2019, and will continue to be provided as long as the RRBs remain outstanding. The Servicer will agree to give the Issuer and the Indenture Trustee notice of Servicer defaults under the Servicing Agreement.

        You may obtain copies of the statements and certificates delivered under the Servicing Agreement by sending a written request addressed to the Indenture Trustee.

Matters Regarding the Servicer

        The Servicing Agreement will provide that PSNH may not resign from its obligations and duties as Servicer under the Servicing Agreement, except when either:

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  PSNH determines that performance of its duties is no longer permissible under applicable law; or

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  (i) the Rating Agency Condition shall have been satisfied and (ii) PSNH shall have received the consent of the NHPUC to such resignation.

        No resignation by PSNH as Servicer will become effective until a successor Servicer has assumed PSNH's servicing obligations and duties under the Servicing Agreement.

        The Servicing Agreement will further provide that neither the Servicer nor any of its directors, officers, employees or agents will be liable to the Issuer or any other person or entity, except as otherwise provided under the Servicing Agreement, for taking any action or for refraining from taking any action under the Servicing Agreement or for errors in judgment. The Servicing Agreement will not protect the Servicer or any of its directors, officers, employees or agents against any liability that would otherwise be imposed by reason of their willful misconduct or gross negligence in the performance of duties under the Servicing Agreement. In addition, the Servicing Agreement will provide that the Servicer is under no obligation to appear in, prosecute or defend any legal action, except as otherwise provided in the Servicing Agreement at the Issuer's expense. The Servicer may, in respect of any Proceeding, undertake any action that is not specifically identified in the Servicing Agreement as a duty of the Servicer but that the Servicer reasonably determines is necessary or desirable in order to protect the rights and duties of the Issuer and the interests of the Holders and Customers.

        Under the circumstances specified in the Servicing Agreement, any entity into which the Servicer may be merged or consolidated, or any entity resulting from any merger or consolidation to which the Servicer is a party, or any entity succeeding to the business of the Servicer or its obligations as Servicer, will be the Servicer under the Servicing Agreement. In each such case, the successor must expressly assume the obligations of the Servicer under the Servicing Agreement. Other than in these cases and in the case of a Servicer resignation as described above, the Servicing Agreement may not be assigned by the Servicer.

Servicer Defaults

        Each of the following will be a Servicer Default under the Servicing Agreement:

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  any failure by the Servicer to remit to the Collection Account on behalf of the Issuer any required Remittance that shall continue unremedied for a period of five (5) Servicer Business Days after written notice of such failure is received by the Servicer from the Issuer or the Indenture Trustee or after discovery of such failure by a Responsible Officer of the Servicer;

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  any failure on the part of the Servicer, or so long as the Servicer is PSNH or an affiliate thereof, any failure on the part of PSNH, as the case may be, duly to observe or to perform in any material respect any other covenants or agreements of the Servicer or PSNH, as the case may be, set forth in the Servicing Agreement (other than as provided in the provision above or below) or any other Basic Document to which it is a party, which failure shall (a) materially and adversely affect the rights of the Holders and (b) continue unremedied for a period of 60 days after (A) the date on which written notice of such failure, requiring the same to be remedied, shall have been given (I) to the Servicer, or PSNH, as the case may be, by the Issuer or (II) to the Servicer, or PSNH, as the case may be, by the Indenture Trustee or by the Holders evidencing not less than 25 percent of the Outstanding Amount of the RRBs or (B) such failure is discovered by a Responsible Officer of the Servicer;

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  any failure by the Servicer duly to perform its obligations in carrying out Periodic Adjustments and in making annual filings as described in the Servicing Agreement in the time and manner set forth therein, which continues unremedied for a period of five Servicer Business Days;

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  any representation or warranty made by the Servicer in the Servicing Agreement or any other Basic Document, to the extent it is a party, shall prove to have been incorrect in any material respect when made, which has a material adverse effect on the Holders and which material adverse effect continues unremedied for a period of 60 days after written notice of such failure is received by the Servicer from the Issuer or the Indenture Trustee; and

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  events of bankruptcy, insolvency, receivership or liquidation of the Servicer.

Rights When Servicer Defaults

        If a Servicer Default remains unremedied, either the Indenture Trustee or Holders evidencing not less than 25 percent of the Outstanding Amount of the RRBs may terminate by notice to the Servicer all the rights and obligations of the Servicer (other than the Servicer's indemnity obligations and the Servicer's obligations to continue performing its functions as Servicer until a successor is appointed) under the Servicing Agreement. A successor Servicer appointed by the Issuer, subject to the approval of the NHPUC, and with the Indenture Trustee's consent, will succeed to all the responsibilities, duties and liabilities of the Servicer under the Servicing Agreement upon its assuming in writing the obligations of the Servicer thereunder. If the Issuer has not obtained a successor Servicer within 30 days after a termination notice has been delivered to the defaulting Servicer, the Indenture Trustee may appoint (upon the approval of the NHPUC), or petition the NHPUC or a court of competent jurisdiction for the appointment of, a successor Servicer. In order to qualify as a successor Servicer, such entity must be permitted to perform the duties of a Servicer under the NHPUC Regulations, the Rating Agency Condition must be satisfied and the successor Servicer must assume in writing the obligations of the Servicer under the Servicing Agreement or enter into a substantially similar servicing agreement with the Issuer. The Indenture Trustee may make arrangements for compensation to be paid to the successor Servicer.

        In addition, when the Servicer defaults, each of the following will be entitled to apply to the NHPUC for sequestration and payment of revenues arising from the RRB Property:

  •
  the Holders (subject to the provisions of the Indenture) and the Indenture Trustee as beneficiary of any statutory lien permitted by the Financing Act;

  •
  the Issuer or its assignees; and

  •
  pledgees or transferees, including transferees under the Financing Act, of the RRB Property.

        If, however, a bankruptcy trustee or similar official has been appointed for the Servicer, and no Servicer Default other than an appointment of a bankruptcy trustee or similar official has occurred, the bankruptcy trustee or similar official may have the power to prevent the Indenture Trustee or the Holders from effecting a transfer of servicing.

Waiver of Past Defaults

        Holders evidencing at least a majority in of the Outstanding Amount of the RRBs, on behalf of all Holders, may waive any default by the Servicer in the performance of its obligations under the

Servicing Agreement and may waive the consequences of any default, except a default in making any required remittances to the Collection Account under the Servicing Agreement. The Servicing Agreement provides that no waiver will impair the Holder's rights relating to subsequent defaults.

Successor Servicer

        If for any reason a third party assumes the role of the Servicer under the Servicing Agreement, the Servicing Agreement will require the predecessor Servicer to cooperate with the Issuer, the Indenture Trustee and the successor Servicer in terminating the Servicer's rights and responsibilities under the Servicing Agreement, including the transfer to the successor Servicer of all cash amounts then held by the predecessor Servicer for remittance or subsequently acquired and providing any requested information reasonably necessary to assist the transition of services under the Servicing Agreement and related documents to any successor Servicer. The Servicing Agreement will provide that, in case a successor Servicer is appointed as a result of a Servicer Default, all reasonable costs and expenses (including reasonable attorneys' fees and expenses) incurred in connection with transferring all relevant records to the successor Servicer and amending the Servicing Agreement to reflect such succession as Servicer shall be paid by the predecessor Servicer upon presentation of reasonable documentation of such costs and expenses. All other reasonable costs and expenses incurred in transferring servicing responsibilities to a successor Servicer shall be paid by the Issuer.

Amendment

        The Servicing Agreement may be amended by the parties thereto, without the consent of the Holders (notwithstanding any provision of any other document that would otherwise require such consent as a precondition of Indenture Trustee consent), but with the consent of the Indenture Trustee (which consent shall be given in reliance on an opinion of counsel and an officer's certificate stating that such amendment is permitted or authorized under and adopted in accordance with the provisions of the Servicing Agreement, upon which the Indenture Trustee may conclusively rely), and notice to the Rating Agencies, to cure any ambiguity, to correct or supplement any provision thereof or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of that agreement or of modifying in any manner the rights of the Holders, provided that the action will not, as certified in a certificate of an officer of the Servicer delivered to the Indenture Trustee and the Issuer, adversely affect, in any material respect, the interest of any Holders. The Servicing Agreement may also be amended by the Servicer and the Issuer with the consent of the Indenture Trustee and the Holders evidencing at least a majority of the Outstanding Amount of the RRBs and satisfaction of the Rating Agency Condition for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the agreement or of modifying in any manner the rights of the Holders.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

        The following is a general discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the RRBs. This discussion further assumes the RRBs are held as capital assets within the meaning of Section 1221 of the Internal Revenue Code. The discussion does not address the tax consequences for investors in light of their personal investment circumstances, nor does it purport to deal with all considerations applicable to certain types of investors subject to special treatment under the U.S. federal income tax laws (e.g., banks, financial institutions, partnerships or other pass-through entities, expatriates or former long-term residents of the United States, persons subject to the alternative minimum tax, persons subject to the 3.8% Medicare contribution tax on net investment income, individual retirement accounts or other tax-deferred accounts, broker-dealers, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, insurance companies, real estate investment trusts, regulated investment companies, "controlled foreign corporations," "passive foreign investment companies," persons that hold RRBs as a position in a "straddle," or as part of a synthetic security or "hedge," "conversion transaction," "constructive sale" or other integrated investment, persons that have a "functional currency" other than the U.S. dollar, Non-U.S. Holders, except as described below, and tax-exempt organizations). This summary also does not address the tax consequences to Holders of the RRBs under state, local or foreign tax laws or under any U.S. federal estate or gift tax laws. By acquiring RRBs, however, a Holder agrees to treat the RRBs as debt to the extent consistent with applicable state, local and other tax law unless otherwise required by appropriate taxing authorities.

        This summary is based on current provisions of the Code, the U.S. Treasury regulations promulgated and proposed thereunder, judicial decisions and published administrative rulings and pronouncements of the Internal Revenue Service, the IRS, and interpretations thereof. PSNH has not and will not seek any rulings from the IRS with respect to the matters discussed below. All of these authorities and interpretations are subject to change, and any change may apply retroactively and affect the accuracy of the opinions, statements and conclusions set forth in this discussion.

        For purposes of this discussion, a U.S. Holder means a beneficial owner of RRBs that, for U.S. federal income tax purposes, is (i) a U.S. citizen or individual resident of the United States, (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, (iv) a trust if (A) a court in the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) it has a valid election in place to be treated as a U.S. person or (v) a person otherwise subject to net U.S. federal income taxation on its worldwide income. As used herein, a Non-U.S. Holder means a beneficial owner of RRBs that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust and is not a U.S. Holder.

        If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a Holder of RRBs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons holding RRBs through a partnership or other entity classified as a partnership for U.S. income tax purposes are urged to consult their own tax advisors.

        ALL PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF RRBS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER TAX LAWS.

Taxation of the Issuer and Characterization of the RRBs

        Concurrent with the issuance of the RRBs, Ropes & Gray LLP, as special tax counsel to the Issuer and PSNH, expects to deliver its opinion that based upon the Code, the U.S. Treasury regulations promulgated thereunder, and Revenue Procedure 2005-62, for U.S. federal income tax purposes (i) the issuance of the RRBs will be a "qualifying securitization" within the meaning of Revenue Procedure 2005-62, (ii) the Issuer will not be treated as a taxable entity separate and apart from PSNH, (iii) the RRBs will be treated as obligations of PSNH as expressly set forth in Section 6.02 of Revenue Procedure 2005-62 and (iv) PSNH will not be treated as recognizing gross income upon the issuance of the RRBs. By acquiring RRBs, a beneficial owner agrees to treat the RRB as debt for U.S. federal income tax purposes. This opinion is based on certain representations made by the Issuer and PSNH and on the application of current law to the facts as established by the Indenture and other relevant documents and assumes compliance with the Indenture and such other documents as in effect on the date of issuance of the RRBs.

Tax Consequences to U.S. Holders

  Interest

        The Issuer expects that the RRBs will not be issued with more than a de minimis amount of original issue discount, or OID, for U.S. federal income tax purposes. Thus, stated interest on the RRBs generally will be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with such U.S. Holder's method of accounting for U.S. federal income tax purposes. If, however, the issue price of the RRBs is less than their stated principal amount and the difference is equal to or more than a de minimis amount (as set forth in the applicable U.S. Treasury regulations), U.S. Holders will be required to include the difference in income as OID as it accrues in accordance with the constant yield method (as set forth in the applicable U.S. Treasury regulations). The remainder of this discussion assumes that the RRBs will not be treated as issued with OID.

  Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to certain payments of principal and interest on the RRBs and to the proceeds from the sale of the RRBs unless the recipient is an exempt recipient. In addition, backup withholding at a current rate of 28% will apply to the payments if a U.S. Holder fails to provide its taxpayer identification number, a certificate of exempt status or otherwise comply with the applicable requirements of the U.S. backup withholding rules.

        Backup withholding is not an additional tax. Any amounts withheld from payments to a U.S. Holder under the backup withholding rules will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder for a refund; provided that the required information is timely furnished to the IRS. U.S. Holders should consult their own tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

  Sale, Exchange or Retirement

        On a sale, exchange or retirement of RRBs, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount of cash plus the fair market value of any property received (other than any amount received attributable to accrued but unpaid interest on the RRBs not previously included in income, which will be taxable as ordinary income) and the U.S. Holder's adjusted tax basis in the RRB. A U.S. Holder's adjusted tax basis in the RRBs generally is the U.S. Holder's cost decreased by the amount of any payments other than qualified stated interest received on the RRBs. Any gain or loss will generally be capital gain or loss and generally will be long-term capital gain or loss if the RRB was held for more than one year at the time of sale, exchange or retirement.

Long-term capital gains of non-corporate U.S. Holders may be eligible for reduced rates of taxation. The deductibility of capital losses by both corporate and non-corporate U.S. Holders is subject to limitations.

Tax Consequences to Non-U.S. Holders

        The rules governing U.S. federal income taxation of Non-U.S. Holders are complex. Non-U.S. Holders should consult their own tax advisors to determine the effect of U.S. federal, state, local and non-U.S. income tax laws, as well as treaties, with regard to an investment in the RRBs, including any reporting requirements.

  Interest

        Subject to the discussion below concerning backup withholding and FATCA, a Non-U.S. Holder generally will not be subject to U.S. federal withholding tax on interest received in respect of the RRBs, provided that such Non-U.S. Holder (i) does not own, actually or constructively, 10% or more of the total combined voting power of PSNH or the Issuer, (ii) is not a controlled foreign corporation for U.S. federal income tax purposes directly or indirectly related to PSNH or the Issuer within the meaning of section 881(c)(3)(C) of the Code, (iii) is not a bank whose receipt of interest on the RRBs is described in section 881(C)(3)(A) of the Code, and (iv) satisfies certain certification requirements under penalties of perjury (generally through the provision of a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable).

        A Non-U.S. Holder that qualifies for the exemption from withholding described above, the Portfolio Interest Exemption, generally will not be subject to U.S. federal income tax on interest received in respect of the RRBs unless such interest is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if an applicable tax treaty so requires, is attributable to the conduct of a trade or business through a permanent establishment or fixed base in the United States). A Non-U.S. Holder that is subject to U.S. federal income tax on interest under the rules described in the preceding sentence will not be subject to U.S. federal withholding tax on any such interest that might otherwise be subject to U.S. withholding tax, if such Non-U.S. Holder satisfies certain certification requirements under penalties of perjury (generally through the provision of a properly completed and executed IRS Form W-8ECI).

        The gross amount of payments of interest that do not qualify for the Portfolio Interest Exemption generally will be subject to U.S. income withholding tax at a rate of 30% unless (i) the Non-U.S. Holder provides a properly completed IRS Form W-8BEN or W-8BEN-E (or successor form), as applicable, establishing an exemption from or reduction in withholding under an applicable tax treaty or (ii) the Non-U.S. Holder establishes that such interest is effectively connected with the conduct of a U.S. trade or business by such Non-U.S. Holder and the Non-U.S. Holder provides a properly completed IRS Form W-8ECI (or successor form).

        If interest or other income received with respect to RRBs is effectively connected with a U.S. trade or business conducted by a Non-U.S. Holder (and, if an applicable tax treaty so requires, is attributable to the conduct of a trade or business through a permanent establishment or fixed base in the United States), the Non-U.S. Holder generally will be subject to U.S. federal income tax on such interest or other income in the same manner as if it were a U.S. Holder. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless reduced or eliminated by an applicable tax treaty. Even though such effectively connected income is subject to U.S. federal income tax, and may be subject to the branch profits tax, it is not subject to U.S. federal withholding tax if the Non-U.S. Holder satisfies the certification requirements described above.

  Sale, Exchange or Retirement

        Subject to the discussions of backup withholding and FATCA below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or exchange of the RRBs, unless:

  •
  the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met; or

  •
  the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States).

        Except to the extent that an applicable income tax treaty otherwise provides, generally a Non-U.S. Holder will be taxed in the same manner as a U.S. Holder with respect to gain that is effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business. A corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on any effectively connected gain on the RRBs. A Non-U.S. Holder who is both an individual present in the United States for 183 days or more in the taxable year and meets certain other conditions will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains from U.S. sources (including gains from the sale or other disposition of the RRBs) exceed capital losses allocable to U.S. sources. To claim the benefit of an applicable income tax treaty, a Non-U.S. Holder may be required to file an income tax return and disclose its position under the U.S. Treasury regulations concerning treaty-based return positions.

  Information Reporting and Backup Withholding

        Generally, the amount of interest paid to a Non-U.S. Holder and the amount of tax, if any, withheld with respect to those payments must be reported to the IRS and to the Non-U.S. Holder. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable tax treaty.

        In general, a Non-U.S. Holder will not be subject to backup withholding with respect to payments of interest on the RRBs that are made to the Non-U.S. Holder, provided that the Non-U.S. Holder has provided certification that such Non-U.S. Holder is a Non-U.S. Holder, and the payor does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person as defined under the Code.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition (including a retirement or redemption) of RRBs within the United States or conducted through certain U.S.-related financial intermediaries, unless the Non-U.S. Holder certifies to the payor under penalties of perjury that it is a Non-U.S. Holder and the payor does not have actual knowledge or reason to know that the Non-U.S. Holder is a United States person as defined under the Code, or the Non-U.S. Holder otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Non-U.S. Holder's U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund; provided that the required information is timely furnished to the IRS. Non-U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

  The Foreign Account Tax Compliance Act (FATCA)

        Pursuant to Sections 1471 through 1474 of the Code (commonly referred to as FATCA), U.S. Treasury regulations thereunder, and administrative guidance, issuers of certain indebtedness and equity instruments and their agents, as applicable, are required to withhold 30% of any interest with respect to such instruments, and, on or after January 1, 2019, 30% of the gross proceeds, including the return of principal, from the sale or other disposition (including any redemption) of those instruments, in each case, paid to (i) a foreign financial institution (whether such foreign financial institution is the beneficial owner or an intermediary) unless such institution enters into an agreement with the U.S. government to collect and report to the U.S. government, on an annual basis, information with respect to its U.S. accountholders and meets certain other specified requirements (or, in certain circumstances, complies with similar reporting requirements of the non-U.S. government in the jurisdiction in which it is organized or located under an intergovernmental agreement between such non-U.S. government and the U.S. government) or (ii) a non-financial foreign entity (whether such non-financial foreign entity is the beneficial owner or an intermediary) unless such entity certifies that it does not have any "substantial United States owners" or provides certain information regarding the entity's "substantial United States owners" and such entity meets certain other specified requirements. FATCA generally will apply to all withholdable payments without regard to whether the beneficial owner of the payment is a U.S. person or would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States or U.S. domestic law.

        Non-U.S. Holders should consult their own tax advisors regarding the possible implications of this legislation and whether it may be relevant to such Non-U.S. Holder's acquisition, ownership and disposition of the RRBs.

ERISA CONSIDERATIONS

        This discussion is based on current provisions of ERISA and the Internal Revenue Code, existing and currently proposed regulations under ERISA and the Code, the legislative history of ERISA and the Code, existing administrative rulings of the United States Department of Labor, the DOL, and reported judicial decisions. No assurance can be given that legislative, judicial or administrative changes will not affect the accuracy of any statements herein with respect to transactions entered into or contemplated prior to the effective date of such changes. This discussion does not purport to deal with all aspects of ERISA or the Internal Revenue Code or, to the extent not preempted, any state laws.

General

        ERISA and the Code impose certain requirements on employee benefit plans subject to ERISA and/or Section 4975 of the Code and on persons or entities that are fiduciaries with respect to such plans. For purposes of this discussion, Plans refers to employee benefit plans (as defined in Section 3(3) of ERISA) subject to Title I of ERISA, plans (as defined in Section 4975(e)(1) of the Code) subject to Section 4975 of the Code (which includes plans that provide retirement income, including individual retirement accounts and annuities and Keogh plans) and entities, including collective investment funds and insurance company general or separate accounts, that may be deemed to hold the assets of the foregoing by virtue of such employee benefit plans' or plans' investment in such entities. Any person who exercises any discretionary authority or control over the administration of a Plan or the management or disposition of the assets of such a Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the Plan under ERISA. Investments by Plans are subject to ERISA's general fiduciary requirements, including the requirement of investment prudence and diversification and the requirement that a Plan's investments be made in accordance with the documents governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law (as defined below).

        Governmental plans, certain church plans and certain non-U.S. plans, while not subject to the fiduciary responsibility or prohibited transaction provisions of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to federal, state, local or other laws or regulations that are substantially similar to Title I of ERISA or Section 4975 of the Code, collectively, Similar Laws. Accordingly, any fiduciary of such plans must determine whether purchasing the RRBs is permitted under any such Similar Law.

        Section 404(a)(1) of ERISA sets forth a general standard of behavior and restrictions for fiduciaries of Plans subject to Title I of ERISA. It requires that a fiduciary discharge its duties with respect to such an Plan (i) solely in the interest of the participants and beneficiaries of such Plan, (ii) for the exclusive purpose of providing benefits to participants and their beneficiaries and defraying reasonable expenses of administering the Plan, (iii) in accordance with a prudent-man rule (that is, "with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims"), (iv) by diversifying the investments of the Plan so as to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so, and (v) in accordance with the documents governing the Plan insofar as they are consistent with ERISA. Prior to investing in the RRBs, a fiduciary of a Plan or other employee benefit plan that is subject to Similar Law should take into account, among other considerations, whether the fiduciary has the authority to make the investment; the composition of the Plan's portfolio with respect to diversification by type of asset; the Plan's funding objectives; the tax effects of the investment; and whether, under the general fiduciary standards of ERISA or other applicable laws, including investment prudence and diversification, an investment in the RRBs is appropriate for the Plan, taking into account the Plan's particular circumstances and all of the facts and circumstances of the investment, including the Plan's investment policy, the role that the investment plays in the Plan's portfolio, whether the investment is designed reasonably to further the Plan's purposes, an examination of the risk and return factors, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the Plan, and the projected return of the total portfolio relative to the Plan's funding objectives.

        Section 406 of ERISA and Section 4975 of the Code also prohibit a broad range of transactions involving the assets of a Plan and persons or entities that have certain specified relationships to the Plan, referred to as "parties in interest" (as defined under ERISA) or "disqualified persons" (as defined under the Code), unless a statutory or administrative exemption is available. For purposes of this discussion, Parties in Interest include both parties in interest under ERISA and disqualified persons under the Code. A Party in Interest who engages in a prohibited transaction may be subject to excise taxes and/or other liabilities under ERISA and the Code, and the transaction may have to be rescinded.

Regulation of Assets Included in a Plan

        A fiduciary's investment of the assets of a Plan in the RRBs may cause the Issuer's assets to be deemed assets of such Plan. The DOL regulations at 29 CFR Section 2510.3-101 as modified by Section 3(42) of ERISA, collectively, the Plan Asset Regulations, provide that the underlying assets of corporations, partnerships, trusts and certain other entities in which a Plan makes an "equity" investment will be deemed for purposes of ERISA to be assets of the investing Plan in certain circumstances. In such a case, the fiduciary making such an investment for the Plan could be deemed to have delegated his or her asset management responsibility, the underlying assets and properties could be subject to ERISA's reporting and disclosure requirements, and transactions involving the underlying assets and properties could be subject to the fiduciary responsibility requirements of ERISA and the prohibited transaction provisions of ERISA and Section 4975 of the Code. If the Issuer's assets were deemed to constitute Plan Assets pursuant to the plan asset regulations, transactions the Issuer enters into, or have entered into, in the ordinary course of business may not be permitted under the ERISA fiduciary responsibility rules or may otherwise constitute non-exempt prohibited transactions under Section 406 of ERISA and/or Section 4975 of the Code. The extent to which the RRBs are owned by or on behalf of Plans will not be monitored. Fiduciaries of a Plan considering an investment in the RRBs should consider, among other things, the classification of the RRBs as debt or equity for purposes of ERISA.

Prohibited Transaction Exemptions

        The acquisition or holding of the RRBs by or on behalf of a Plan could give rise to a prohibited transaction if the Issuer or the Indenture Trustee, PSNH, any other Servicer, any underwriter or certain of their affiliates is or becomes a Party in Interest with respect to the investing Plan. Before purchasing any RRBs by or on behalf of, or with assets of, a Plan, you should consider whether the purchase and holding of the RRBs might result in a prohibited transaction under ERISA or the Code and, if so, whether any prohibited transaction exemption might apply to the purchase and holding of the RRBs.

        If you are a fiduciary of a Plan or any other person or entity proposing to purchase the RRBs on behalf of or using assets of, a Plan, before purchasing any RRBs, you should consider the availability of one of the DOL's prohibited transaction class exemptions, referred to as PTCEs, or one of the statutory exemptions provided by ERISA or Section 4975 of the Code, which include:

  •
  PTCE 75-1, relating to transactions effected by certain broker-dealers, reporting dealers and banks;

  •
  PTCE 84-14, relating to transactions effected by a "qualified professional asset manager";

  •
  PTCE 90-1, relating to transactions involving insurance company separate accounts;

  •
  PTCE 91-38, relating to transactions involving bank collective investment funds;

  •
  PTCE 95-60, relating to transactions involving insurance company general accounts;

  •
  PTCE 96-23, relating to transactions effected by an "in-house asset manager"; and

  •
  the statutory service provider exemption provided under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, relating to certain transactions between Plans and certain Parties in Interest that are not fiduciaries with respect to the transaction.

        The Issuer cannot provide any assurance that any of these class exemptions or statutory exemptions will apply with respect to any particular investment in the RRBs by, on behalf of or using assets of, a Plan or, even if it were deemed to apply, that any exemption would apply to all transactions that may occur in connection with the investment.

        The DOL has promulgated a final regulation, the ERISA Investment Advice Regulation, which is applicable beginning on June 9, 2017. The ERISA Investment Advice Regulation re-defines the circumstances under which a person will be considered a fiduciary for purposes of ERISA and Section 4975 of the Code by virtue of providing investment advice to a benefit plan subject to ERISA or a plan subject to Section 4975 of the Code, a Covered Plan. Under the ERISA Investment Advice Regulation, a person who makes a "recommendation" regarding the acquisition, holding or disposition of securities or investment property or the management of securities or investment property and receives direct or indirect fees or other compensation as a result of dealing with a Covered Plan, plan participant or beneficiary, plan fiduciary or IRA owner, is generally considered a fiduciary unless an exemption applies. One such exemption is for advice rendered to certain independent fiduciaries with financial expertise, including certain banks, insurance carriers, investment advisers, broker-dealers and independent fiduciaries (excluding IRA owners) that hold, or have under management or control, total assets of at least $50 million. The Issuer, the Indenture Trustee, PSNH, any other Servicer, the Paying Agents, the underwriters and their affiliates, collectively, the Issuer Parties, do not intend to act as fiduciaries under the ERISA Investment Advice Regulation with respect to any Covered Plan's decision to purchase the RRBs and no information or communication from any Issuer Party (either alone or in conjunction with any other information of communication) should be construed as a recommendation within the meaning of the ERISA Investment Advice Regulation. Notwithstanding this intention, any and all information provided herein (or provided by any Issuer Party prior to or subsequent to the delivery of this prospectus, including following the purchase of RRBs by a Covered Plan) to any Covered Plan or any Covered Plan fiduciary that is determined to constitute "investment advice," or a "recommendation," within the meaning of the ERISA Investment Advice Regulation is provided solely on the basis that the recipient is, or is represented by, an independent fiduciary that satisfies the criteria set forth in 29 C.F.R. § 2510.3-21(c)(1). The information provided herein is intended to be used solely by the recipient in considering the investment opportunity described herein and may not be used for any other reason, personal or otherwise. The scope and applicability of the ERISA Investment Advice Regulation and related exemptions may change further, and Covered Plan fiduciaries are advised to keep themselves informed.

        Each purchaser and Holder of an RRB will be deemed to have represented, warranted and agreed by virtue of its acquisition and holding of an RRB on each day from and including the date of its purchase of the RRBs through and including the date of disposition of any such RRB that: (i) either (a) it is not and is not acting on behalf of, or using assets of, a Plan or any governmental, church or non-U.S. plan that is subject to any Similar Law, or (b) its acquisition, holding and disposition of the RRBs or any interest therein will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code pursuant to one or more applicable statutory or administrative exemptions (or in the case of a governmental, church or non-U.S. plan that is subject to Similar Law, will not result in a violation of such Similar Law), and if it is or is acting on behalf of a Plan which is subject to ERISA or Section 4975 of the Code, the decision to purchase the RRBs has been made by a duly authorized fiduciary, each, a Plan Fiduciary, who is independent of the Issuer, the underwriters and their respective affiliates, which Plan Fiduciary (1) is a fiduciary under ERISA or the Code, or both, with respect to the decision to purchase the RRBs, (2) is not the individual retirement account, or IRA, owner (in the case of a purchaser which is an IRA), (3) is capable of evaluating investment risks independently, both in general and with regard to the prospective investment in the RRBs, (4) has exercised independent judgment in evaluating whether to invest the assets of such Plan in the RRBs, and (5) is either a bank, an insurance carrier, a registered investment adviser, a registered broker-dealer or an independent fiduciary with at least $50 million of assets under management or control (as described in 29 C.F.R. § 2510.3-21(c)(1)); (ii) neither the Issuer, the underwriters nor any of their respective affiliates is a fiduciary (within the meaning of Section 3(21) of ERISA or Section 4975 of the Code or, with respect to a governmental, church or non-U.S. plan, any definition of "fiduciary" under Similar Law) with respect to the acquirer or transferee in connection with any purchase or holding of the RRBs, or as a result of any exercise by the Issuer or any of its affiliates of any rights in connection with the RRBs, and no advice provided by the Issuer, the underwriters or any of their respective affiliates has been provided in connection with, or formed a primary basis for, any investment decision by or on behalf of the acquirer or transferee in connection with the RRBs and the transactions contemplated with respect to the RRBs and (iii) the acquirer or transferee has been informed of the existence and nature of the foregoing parties' financial interests in its acquisition of the RRBs.

        THE ISSUER, PSNH AND THE INDENTURE TRUSTEE, AND THEIR RESPECTIVE AFFILIATES, SHALL BE ENTITLED TO CONCLUSIVELY RELY UPON THE TRUTH AND ACCURACY OF THE FOREGOING REPRESENTATIONS, WARRANTIES AND AGREEMENTS BY ACQUIRERS AND TRANSFEREES OF ANY RRBS WITHOUT FURTHER INQUIRY.

Consultation with Counsel

        If you are a fiduciary of a Plan or of a governmental, church or non-U.S. plan subject to Similar Law or any other person or entity that proposes to purchase the RRBs on behalf of, or with assets of, a Plan or a governmental, church or non-U.S. plan subject to Similar Law, you should consult with your legal counsel as to the potential applicability of the plan asset regulations, the general fiduciary responsibility provisions of ERISA, the prohibited transaction provisions of ERISA and the Code to any such investment and the availability of any prohibited transaction exemption in connection with any investment and/or the applicability of any Similar Law.

        The sale of RRBs to a Plan or any plan subject to Similar Law is in no respect a representation by the Issuer, the Indenture Trustee, PSNH, any other Servicer or any underwriter that this investment meets all relevant legal requirements for investments by plans generally or any particular plan or that this investment is appropriate for plans generally or any particular plan. Purchasers of the RRBs have the exclusive responsibility for ensuring that their acquisition, holding, and disposition of the RRBs complies with their fiduciary duties set forth in ERISA, the Code and any applicable Similar Law and does not violate the prohibited transaction rules of ERISA, the Code or any applicable Similar Law.

 BANKRUPTCY AND CREDITORS' RIGHTS ISSUES

Challenge to True Sale Treatment

        PSNH will represent and warrant that the transfer of the RRB Property in accordance with the Sale Agreement constitutes a true and valid sale and assignment of the RRB Property by PSNH to the Issuer. It will be a condition to the issuance of the RRBs that PSNH will take the appropriate actions under the Financing Act, including filing a notice of transfer of an interest in the RRB Property, to perfect this sale. The Financing Act provides that the sale, conveyance, assignment, or other transfer of RRB Property by an electric utility that the parties have in the governing documentation expressly stated to be a sale or other absolute transfer is an absolute transfer and true sale of, and not a pledge of or secured transaction relating to, the transferor's right, title, and interest in, to, and under the RRB Property, notwithstanding any contrary treatment of such transfer for accounting, tax or other purposes. The Issuer and PSNH will treat such a transaction as a sale under applicable law. However, the Issuer expects that RRBs will be reflected as debt on PSNH's consolidated financial statements. In addition, the Issuer anticipates that the RRBs will be treated as obligations of PSNH for U.S. federal income tax purposes. Please read "Material U.S. Federal Income Tax Considerations."

        In the event of a bankruptcy of a party to the Sale Agreement, if a party in interest in the bankruptcy were to take the position that the transfer of the RRB Property to the Issuer pursuant to that Sale Agreement was a financing transaction and not a true sale under applicable creditors' rights principles, there can be no assurance that a court would not adopt such a position. Even if a court did not ultimately recharacterize the transaction as a financing transaction, the mere commencement of a bankruptcy of PSNH and the attendant possible uncertainty surrounding the treatment of the transaction could result in delays in payments on the RRBs and adversely affect the value of the RRBs.

        In that regard, the Issuer notes the Memorandum Opinion dated February 5, 2001, issued by the bankruptcy court in In re LTV Steel Company, Inc. The LTV Steel proceeding involved a debtor, LTV Steel Company, Inc., or LTV, which had previously entered into securitization arrangements with respect both to its inventory and its accounts receivable. On filing for bankruptcy, the debtor filed an emergency motion seeking use of the cash collections from the securitized assets on the basis that the sales were nothing more than disguised financings. The debtor and the agent for the financial institutions that invested in the two securitizations agreed to an interim order for the use of such cash collateral.

        The LTV Steel memorandum opinion was issued in response to the motion of one of the investors in the accounts receivable securitization to modify the interim order on the basis that the receivables transferred in the accounts receivable securitization were not property of the debtor's estate. The bankruptcy court, while not determining the fact-intensive issue as to whether the inventory and receivables transferred were property of the estate (which determination required further discovery and an evidentiary hearing), did find that LTV "...has at least some equitable interest in the inventory and receivables, and that this interest is property of the debtor's estate. . . . sufficient to support the entry of the interim cash collateral order." The court based its decision in large part on its view of the equities of the case. The court noted in particular that failure to enter the interim cash collateral order "...would put an immediate end to debtor's business, would put thousands of people out of work, would deprive 100,000 retirees of needed medical benefits, and would have more far reaching economic effects on the geographic areas where debtor does business" while the interim order protected the securitization financing parties by its adequate protection provisions.

        LTV and the securitization investors subsequently settled their dispute over the terms of the interim order, and the bankruptcy court entered a final order in which the parties admitted and the court found that the prepetition transactions constituted true sales. The court did not otherwise overrule its earlier ruling. The LTV Steel memorandum opinion serves as an example of the pervasive equity powers of bankruptcy courts and the importance that such courts may ascribe to the goal of reorganization, particularly where assets sold are integral to the ongoing operations of the debtor's business.

        Further, the Issuer is aware of at least one decision where a court, despite clear statutory language to the contrary, determined that a factoring agreement denominated as a true sale was in fact a secured loan and recharacterized the transaction as such. In Reaves Brokerage Co. v. Sunbelt Fruit & Vegetable Co., the United States Court of Appeals for the Fifth Circuit, after analyzing the substance of a receivables factoring agreement, held, at least in the context of a claim brought under the federal Perishable Agricultural Commodities Act, or PACA, that the factoring agreement evidenced a secured loan rather than a sale.

        In finding the transaction a loan and not a sale, the court dismissed the parties' characterization of the factoring agreement as a sale and evaluated its substantive elements. The court reached its holding despite Texas's adoption of a non-uniform provision of revised Article 9 of the UCC, Section 9.109(e), which provides, in relevant part, that "the parties' characterization of a transaction as a sale of such assets shall be conclusive that the transaction is a sale and is not a secured transaction." Instead, the court looked exclusively to the substance of the transaction.

        The Reaves court did, however, stress that its decision was guided primarily by the federal policies behind PACA which "mandate protection of suppliers of fresh fruit and other perishable commodities," and the court "express[ed] no opinion on the proper construction of factoring agreements in non-PACA contexts."

        The Issuer and PSNH have attempted to mitigate the impact of a possible recharacterization of a sale of RRB Property as a financing transaction under applicable creditors' rights principles. The Sale Agreement will provide that if the transfer of the applicable RRB Property is thereafter recharacterized by a court as a financing transaction and not a true sale, the transfer by PSNH will be deemed to have granted to the Issuer on behalf of the Issuer and on behalf of the Indenture Trustee a first priority security interest in all of PSNH's right, title and interest in, to and under the RRB Property and all proceeds thereof. In addition, the Sale Agreement will authorize the filing of a notice of security interest in the RRB Property and the proceeds thereof as RRB Collateral in accordance with the Financing Act. As a result of this filing, the Issuer would, in the event of a recharacterization, be a secured creditor of PSNH and entitled to recover against the RRB Collateral or its value. This does not, however, eliminate the risk of payment delays or reductions and other adverse effects caused by a PSNH or a PSNH affiliate bankruptcy, as discussed under "Risks Associated with Potential Bankruptcy Proceedings" above. Further, if, for any reason, an RRB property notice is not filed under the Financing Act and the Issuer fails to perfect its interest in the RRB Property, and the transfer is thereafter deemed not to constitute a true sale, the Issuer would be an unsecured creditor of PSNH.

        The Financing Act provides that to the extent the Financing Act conflicts with Article 9 of the New Hampshire Uniform Commercial Code, the Financing Act governs the creation, granting, perfection and enforcement of liens and security interests in RRB Property. Under the Financing Act, a security interest in the RRB Property is valid and enforceable against the Issuer and third parties, subject to the rights of any third parties holding security interests in the RRB Property, and attaches when all of the following have take place: (i) the Finance Order became effective in accordance with the Financing Act; (ii) value has been given by the pledgees of the RRB Property (in this case, the Holders) and (iii) the pledgor has signed a security agreement covering the RRB Property (in this case, the Issuer has signed the Indenture and the Series Supplement). A valid and enforceable security interest in the RRB Property is perfected when it has attached and when financing statements have been filed in accordance with Article 9 of the New Hampshire Uniform Commercial Code, naming the pledgor (here, the Issuer) as "debtor" and identifying the RRB Property.

Consolidation of the Issuer and PSNH

        If PSNH were to become a debtor in a bankruptcy case, a party in interest might attempt to substantively consolidate the assets and liabilities of the Issuer with those of PSNH. The Issuer and PSNH have taken steps to attempt to minimize this risk. Please read "Description of the Issuer" in this prospectus. However, no assurance can be given that if PSNH were to become a debtor in a bankruptcy case, a court would not order that the assets and liabilities of the Issuer be substantively consolidated with those of PSNH. Substantive consolidation would result in payment of the claims of the beneficial owners of the RRBs to be subject to substantial delay and to adjustment in timing and amount under a plan of reorganization in the bankruptcy case.

Status of RRB Property as Present Property

        PSNH will represent in the Sale Agreement, and the Financing Act provides, that the RRB Property sold pursuant to such Sale Agreement constitutes a present property right on the date that it is first transferred to the Issuer in connection with the issuance of the RRBs. Nevertheless, no assurance can be given that, in the event of a bankruptcy of PSNH a court would not rule that the applicable RRB Property comes into existence only as Customers use electricity.

        If a court were to accept the argument that the applicable RRB Property comes into existence only as Customers use electricity, no assurance can be given that a security interest in favor of the Holders would attach to the RRB Charges in respect of electricity consumed after the commencement of the bankruptcy case or that the RRB Property relating to such RRB Charges has been sold to the Issuer. If it were determined that such RRB Property had not been sold to the Issuer, then the Issuer would have an unsecured claim against PSNH with respect to such RRB Property. In addition, whether or not a court determined that the applicable RRB Property had been sold to the Issuer pursuant to a Sale Agreement, no assurances can be given that a court would not rule that any RRB Charges relating to electricity consumed after the commencement of the bankruptcy could not be transferred to the Issuer or the Indenture Trustee and/or that the security interest in favor of the Holders did not attach to such RRB Charges. If so, there would be delays and/or reductions in payments on the RRBs.

        In addition, in the event of a bankruptcy of PSNH, a party in interest in the bankruptcy could assert that the Issuer should pay, or that the Issuer should be charged for, a portion of PSNH's costs associated with the distribution of the electricity, usage of which gave rise to the RRB Charge receipts used to make payments on the RRBs.

        Regardless of whether PSNH is the debtor in a bankruptcy case, if a court were to accept the argument that RRB Property sold pursuant to the Sale Agreement comes into existence only as Customers use electricity, a tax or government lien or other nonconsensual lien on property of PSNH arising before that RRB Property came into existence could have priority over the Issuer's interest in that RRB Property. Adjustments to the RRB Charges may be available to mitigate this exposure, although there may be delays in implementing these adjustments.

Estimation of Claims; Challenges to Indemnity Claims

        If PSNH were to become a debtor in a bankruptcy case, claims, including indemnity claims, by the Issuer or the Indenture Trustee against PSNH, as Seller, under the Sale Agreement and the other documents executed in connection therewith would be unsecured claims and would be subject to being discharged in the bankruptcy case. In addition, a party in interest in the bankruptcy may request that the bankruptcy court estimate any contingent claims that the Issuer or the Indenture Trustee have against PSNH. That party may then take the position that these claims should be estimated at zero or at a low amount because the contingency giving rise to these claims is unlikely to occur. If a court were to hold that the indemnity provisions were unenforceable, the Issuer or the Indenture Trustee, as applicable, would be left with a claim for actual damages against PSNH based on breach of contract principles. The actual amount of these damages would be subject to estimation and/or calculation by the court.

        No assurances can be given as to the result of any of the above-described actions or claims. Furthermore, no assurance can be given as to what percentage of their claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving PSNH.

Enforcement of Rights by the Indenture Trustee

        Upon an Event of Default under the Indenture or the Series Supplement, the Indenture Trustee may enforce the security interest in the RRB Property sold pursuant to the Sale Agreement in accordance with the terms of the Indenture and the Series Supplement. Upon application by (i) the Indenture Trustee, (ii) the Issuer or its assignees or (iii) the Holders or transferees of the RRB Property, the NHPUC will order the sequestration and payment to or for the benefit of the Issuers, the Indenture Trustee, the Holders or any such other party of all revenues arising with respect to the RRB Property. There can be no assurance, however, that the NHPUC would issue this order after a bankruptcy filing by PSNH or the Issuer in light of the automatic stay provisions of Section 362 of the Bankruptcy Code. Following a bankruptcy filing, the Indenture Trustee or the Holders may under the Indenture seek an order from the bankruptcy court lifting the automatic stay, or request that the NHPUC seek relief from the automatic stay, in either case to permit the NHPUC to issue the sequestration and payment order. There can be no assurance that (i) a bankruptcy court would lift the stay and/or (ii) the NHPUC, or any other governing body, would issue the sequestration and payment order.

Bankruptcy of the Servicer

        The Servicer is entitled to commingle the RRB Charges that it receives with its own funds until each date on which the Servicer is required to remit funds to the Indenture Trustee as specified in the Servicing Agreement. The Financing Act provides that the priority of a lien and security interest created under the Financing Act is not impaired by the commingling of funds arising from RRB Charges with other funds. In the event of a bankruptcy of the Servicer, a party in interest in the bankruptcy might assert, and a court might rule, that the RRB Charges commingled by the Servicer with its own funds and held by the Servicer, prior to and as of the date of bankruptcy were property of the Servicer as of that date, and are therefore property of the Servicer's bankruptcy estate, rather than property of the Issuer. If the court so rules, then the court would likely rule that the Indenture Trustee has only a general unsecured claim against the Servicer for the amount of commingled RRB Charges held as of that date and could not recover the commingled RRB Charges held as of the date of the bankruptcy.

        In addition, if a challenge were raised concerning the ownership of the commingled RRB Charges, the automatic stay arising upon the bankruptcy of the Servicer could delay the Indenture Trustee from receiving the commingled RRB Charges held by the Servicer as of the date of the bankruptcy until the court determines ownership or grants relief from the stay. Such a court ruling could be substantially delayed. Therefore, a challenge concerning the ownership of the commingled RRB Charges could have adverse consequences for the RRBs even if the court ultimate rules in favor of the Indenture Trustee.

        A bankruptcy of the Servicer could result in other adverse consequences for the RRBs. Should the Servicer enter into bankruptcy, it may be permitted to stop acting as Servicer, resulting in disruption of collection of RRB Charges and payment of the RRBs. Additionally, while the Issuer has the right, subject to the approval of the NHPUC and the consent of the Indenture Trustee, to appoint a successor Servicer in the event of a default by the Servicer under the Servicing Agreement with respect to RRBs, the automatic stay in effect during a Servicer bankruptcy might delay or prevent a successor Servicer's replacement of the Servicer. Even if a successor Servicer may be appointed and may replace the Servicer, a successor Servicer may be difficult to obtain and may not be capable of performing all of the duties that PSNH as Servicer was capable of performing.

USE OF PROCEEDS

        The net proceeds of this offering are estimated to be approximately $        , after deducting underwriting discounts and commissions and upfront transaction costs. The Issuer will use the net proceeds from the sale of the RRBs to purchase the RRB Property from PSNH. PSNH will apply the proceeds of the sale of the RRB Property in accordance with the Finance Order, as required by the Financing Act. The Finance Order approves proceeds to be applied for the following uses: (i) to pay upfront transaction costs, (ii) to redeem outstanding PSNH debt and (iii) to pay a return of capital to the corporate parent of PSNH.

 PLAN OF DISTRIBUTION

        Subject to the terms and conditions in the Underwriting Agreement among the Issuer, PSNH and the underwriters, for whom Goldman Sachs & Co. LLC is acting as representative, the Issuer has agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amount of the RRBs listed opposite each underwriter's name below:

Underwriter	Tranche A-1	Tranche A-2	Tranche A-3	Total
Goldman Sachs & Co. LLC	$	$	$	$

Total	$	$	$	$

The Underwriters' Sales Price for the RRBs

        The RRBs sold by the underwriters to the public will be initially offered at the prices to the public set forth on the cover of this prospectus. The underwriters propose initially to offer the RRBs to dealers at such prices, less a selling concession not to exceed the percentage listed below for each Tranche. The underwriters may allow, and dealers may reallow, a discount not to exceed the percentage listed below for each Tranche.

	Selling Concession		Reallowance Discount
Tranche A-1		%		%
Tranche A-2		%		%
Tranche A-3		%		%

        After the initial public offering, the public offering prices, selling concessions and reallowance discounts may change.

Various Types of Underwriter Transactions That May Affect the Price of the RRBs

        The underwriters may engage in overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the RRBs in accordance with Regulation M under the Exchange Act. Overallotment transactions involve syndicate sales in excess of the offering size, which create a syndicate short position. Stabilizing transactions are bids to purchase the RRBs, which are permitted, so long as the stabilizing bids do not exceed a specific maximum price. Syndicate covering transactions involve purchases of the RRBs in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the RRBs originally sold by the syndicate member are purchased in a syndicate covering transaction. These overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the RRBs to be higher than they would otherwise be. None of the Issuer, PSNH, the Indenture Trustee, the Issuer's Managers or any of the underwriters represents that the underwriters will engage in any of these transactions or that these transactions, if commenced, will not be discontinued without notice at any time. Neither the Issuer nor PSNH has entered into any arrangement with any underwriter under which an underwriter may purchase additional RRBs in connection with this offering.

        The underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to PSNH and its affiliates for which they have in the past received, and in the future may receive, customary fees. In addition, each underwriter may from time to time take positions in the RRBs. Goldman Sachs & Co. LLC, as structuring agent, has rendered certain structuring services to the Issuer. See "Certain Relationships and Related Transactions." In accordance with FINRA Rule 5110, both of these amounts and the reimbursement of the financial advisor's expenses are deemed underwriting compensation in connection with the offering.

        The Issuer and PSNH have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the RRBs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters, including the validity of the RRBs and other conditions contained in the Underwriting Agreement, such as receipt of ratings confirmations, officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject offers in whole or in part.

        The Issuer expects to deliver the RRBs against payment for the RRBs on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the             business day following the date of pricing of the RRBs. Since trades in the secondary market generally settle in two business days, purchasers who wish to trade RRBs on the date of pricing or the succeeding        business days will be required, by virtue of the fact that the RRBs initially will settle in T         , to specify alternative settlement arrangements to prevent a failed settlement.

 AFFILIATIONS AND CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The Issuer is a wholly-owned subsidiary of PSNH. PSNH is a wholly-owned operating subsidiary of Eversource Energy. One of the underwriters, Goldman Sachs & Co. LLC, also served as structuring agent to PSNH in connection with the structuring of the RRBs and will receive a $250,000 fee for such services. Each of the Sponsor, the Depositor and Goldman Sachs & Co. LLC may maintain other banking relationships in the ordinary course with The Bank of New York Mellon.

 RATING INFORMATION

        The Issuer expects that the RRBs will be rated by one or more NRSRO. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning NRSRO. Each rating should be evaluated independently of any other rating. No person or entity is obligated to maintain the rating on any bonds and, accordingly, the Issuer can give no assurance that the ratings assigned to any Tranche of the RRBs upon initial issuance will not be lowered or withdrawn by an NRSRO at any time thereafter. If a rating of any Tranche of the RRBs is lowered or withdrawn, the liquidity of this Tranche of the RRBs may be adversely affected. In general, ratings address credit risk and do not represent any assessment of any particular rate of principal payments on the RRBs other than the payment in full of each Tranche of the RRBs by the Final Maturity Date or Tranche Final Maturity Date, as well as the timely payment of interest.

        Under Rule 17g-5 under the Exchange Act, NRSROs providing the Servicer with the requisite certification will have access to all information posted on a website by the Servicer for the purpose of determining the initial rating and monitoring the rating after the issuance date in respect of the RRBs. As a result, an NRSRO other than the Rating Agencies may issue unsolicited ratings on the RRBs, which may be lower, and could be significantly lower, than the ratings assigned by the Rating Agencies. The unsolicited ratings may be issued prior to, or after, the issuance date in respect of the RRBs. Issuance of any unsolicited rating will not affect the issuance of the RRBs. Issuance of an unsolicited rating lower than the ratings assigned by the Rating Agencies on the RRBs might adversely affect the value of the RRBs and, for regulated entities, could affect the status of the RRBs as a legal investment or the capital treatment of the RRBs. Investors in the RRBs should consult with their legal counsel regarding the effect of the issuance of a rating by an NRSRO other than the Rating Agencies that is lower than the rating of the Rating Agencies.

        A portion of the fees paid by the Issuer to any Rating Agency is contingent upon the issuance of the RRBs. In addition to the fees paid by the Issuer to such Rating Agency or Rating Agencies at closing, the Issuer will pay a fee to such Rating Agency or Rating Agencies for ongoing surveillance for so long as the RRBs are outstanding. However, no Rating Agency is under any obligation to continue to monitor or provide a rating on the RRBs.

 OFFERING RESTRICTIONS IN CERTAIN JURISDICTIONS

Notice to Prospective Investors in Canada

        The RRBs may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the RRBs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

 WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a registration statement the Issuer and PSNH have filed with the SEC relating to the RRBs. This prospectus describes the material terms of some of the documents that have been filed or will file as exhibits to the registration statement. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits. Any statements contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC are not necessarily complete. Each statement concerning those provisions is qualified in its entirety by reference to the respective exhibit.

        Information filed with the SEC can be inspected at the SEC's Internet site located at http://www.sec.gov. You may also read and copy the registration statement, the exhibits and any other documents filed with the SEC at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549 on official business days between the hours of 10:00 am and 3:00 pm. You may obtain further information regarding the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330.

        The Securities Act file numbers are 333-            and 333-            .

        You may also obtain a copy of filings with the SEC at no cost from PSNH. PSNH's website address is www.eversource.com. PSNH makes available through its website a link to the SEC's EDGAR website (http://www.sec.gov/edgar/searchedgar/companysearch.html). Information contained on PSNH's website or that can be accessed through the website is not incorporated into and does not constitute a part of this registration statement. Printed copies of these reports may be obtained free of charge by writing to the Issuer's Investor Relations Department at Eversource Energy, 107 Selden Street, Berlin, CT 06037.

        The Issuer and PSNH will also file with the SEC all periodic and current reports that are required to be filed under the Exchange Act and the rules, regulations or orders of the SEC thereunder. Under the Indenture, the Issuer may voluntarily suspend or terminate filing obligations with the SEC, to the extent it becomes permitted by applicable law.

INCORPORATION BY REFERENCE

        The SEC allows the Issuer and PSNH to "incorporate by reference" into this prospectus information the Issuer and PSNH file with the SEC. This means disclosure of important information may be made by referring you to the documents containing the information. The information incorporated by reference is considered to be part of this prospectus, unless such information is updated or superseded by the information that the Issuer or PSNH files subsequently that is incorporated by reference into this prospectus. The Issuer is incorporating by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering, excluding any information that is furnished to and not filed with the SEC. These reports will be filed under the Issuer's or PSNH's name, as applicable. In addition, these reports will be posted on a website associated with the Issuer or its affiliates, currently located at www.eversource.com. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any separately filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus.

 LEGAL PROCEEDINGS

        From time to time, the Issuer and PSNH may be subject to various legal proceedings and claims that arise in the course of their business activities. Although the results of litigation and claims cannot be predicted with certainty, as of the date of this prospectus, the Issuer and PSNH do not believe they are party to any claim or litigation, the outcome of which, if determined adversely to the Issuer or PSNH, would individually or in the aggregate be reasonably expected to be material to Holders. Regardless of the outcome, litigation can have an adverse impact on the Issuer and PSNH because of defense and settlement costs, diversion of management resources and other factors.

LEGAL MATTERS

        Certain legal matters relating to the RRBs, including material U.S. federal income tax matters, will be passed on by Ropes & Gray LLP, counsel to PSNH and the Issuer. Certain other legal matters relating to the RRBs will be passed on by McLane Middleton, P.A., New Hampshire counsel to PSNH, Richards, Layton & Finger, P.A., Delaware counsel to the Issuer, and by Hunton & Williams LLP, counsel to the underwriters.

GLOSSARY

        As used in this prospectus the terms below have the following meanings:

        "2015 Settlement Agreement" means the 2015 Public Service Company of New Hampshire Restructuring and Rate Stabilization Agreement, as amended approved by the NHPUC in Order No. 25,920 dated July 1, 2016 in Docket No. DE 14-238.

        "Administration Agreement" means the Administration Agreement, dated as of the closing date, by and between PSNH and the Issuer.

        "Advice Letter" means any filing made with the NHPUC by the Servicer on behalf of the Issuer to set or adjust the RRB Charge, including the Issuance Advice Letter, an Annual Routine True-Up Letter, a Mid-Year Routine True-Up Letter, an Other Routine True-Up Letter or a Non-Routine True-Up Letter.

        "Affiliate" means, with respect to any specified Person, any other Person controlling or controlled by or under common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such specified Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

        "Annual Routine True-Up Letter" means a letter filed with the NHPUC not later than January 15 of each year, in respect of an annual Periodic Adjustment pursuant to the Servicing Agreement.

        "Bankruptcy Code" means Title 11 of the United States Code, as amended.

        "Basic Documents" means the Indenture, the Administration Agreement, the Sale Agreement, the Certificate of Formation, the LLC Agreement, the Servicing Agreement, the Series Supplement, the Letter of Representations, the Underwriting Agreement and all other documents and certificates delivered in connection therewith.

        "Book-Entry Rate Reduction Bonds" means any Rate Reduction Bonds issued in book-entry form; provided, however, that, after the occurrence of a condition whereupon book-entry registration and transfer are no longer permitted and Definitive Rate Reduction Bonds are to be issued to the Holder of such Rate Reduction Bonds, such Rate Reduction Bonds shall no longer be "Book-Entry Rate Reduction Bonds."

        "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in Manchester, New Hampshire or New York, New York are, or DTC or the Corporate Trust Office is, authorized or obligated by law, regulation or executive order to be closed.

        "Capital Subaccount Investment Earnings" shall mean, as of any Business Day, the sum of (a) an amount equal to investment earnings since the previous distribution of Capital Subaccount Investment Earnings (or, in the case of the first such distribution, since the issuance date) on the sum of (x) the Required Capital Level (or, if less, the amount of funds in the Capital Subaccount on the most recent Payment Date after giving effect to any replenishment of the Capital Subaccount described under clause (ix) of the priority of payments set forth under "Description of the RRBs—How Funds in the Collection Account will be Allocated") and (y) any investment earnings on the amount described in clause (x) plus (b) any such amounts not paid on the date of any prior distribution of Capital Subaccount Investment Earnings.

        "Certificate of Formation" means the Certificate of Formation filed with the Secretary of State of the State of Delaware on January 18, 2018 pursuant to which the Issuer was formed.

        "Clearing Agency" means an organization registered as a "clearing agency" pursuant to Section 17A of the Exchange Act.

        "Code" or "Internal Revenue Code" means the Internal Revenue Code of 1986, as amended.

        "Corporate Trust Office" means the office of the Indenture Trustee at which, at any particular time, its corporate trust business shall be administered, which office as of the issuance date is located at 101 Barclay Street, 7 West, New York, New York 10286, Attention: Asset Backed Securities Unit, Telephone: (212) 815-2483, Email: helen.choi@bnymellon.com, or at such other address as the Indenture Trustee may designate from time to time by notice to the Holders of Rate Reduction Bonds and the Issuer, or the principal corporate trust office of any successor trustee designated by like notice.

        "Customers" means any person or entity within PSNH's franchise service territory purchasing directly or otherwise obtaining or being supplied directly with retail electric service for end use consumption, including those served under special contract.

        "Deemed RRB Charge Payments" means the payments in respect of the RRB Charge, which are deemed to have been received by the Servicer, directly or indirectly (including through a TPS), from or on behalf of Customers, calculated in accordance with the Servicing Agreement.

        "Eligible Institution" means:

          (a)   the corporate trust department of the Indenture Trustee, so long as any of the securities of the Indenture Trustee has a credit rating from each Rating Agency that is providing a credit rating of the securities of the Indenture Trustee at such time in one of its generic rating categories that signifies investment grade; or

          (b)   a depository institution organized under the laws of the United States of America or any State (or any domestic branch of a foreign bank) (i) that has either (A) a long-term issuer rating of "AA–" or higher by S&P and "A2" or higher by Moody's or equivalent rating by Fitch or (B) a short-term issuer rating of "A-1+" or higher by S&P and "P-1" or higher by Moody's and "F1+" or higher by Fitch or any other long-term, short-term or certificate of deposit rating acceptable to the Rating Agencies, and (ii) whose deposits are insured by the Federal Deposit Insurance Corporation.

If so qualified under clause (b) of this definition, the Indenture Trustee may be considered an Eligible Institution for the purposes of clause (a) of this definition.

        "Eligible Investments" means instruments or investment property that evidence:

          (a)   direct obligations of, or obligations fully and unconditionally guaranteed as to timely payment by, the United States of America;

          (b)   demand or time deposits of, unsecured certificates of deposit of, money market deposit accounts of, or bankers' acceptances issued by, any depository institution (including the Indenture Trustee, acting in its commercial capacity) incorporated or organized under the laws of the United States of America or any State thereof and subject to supervision and examination by U.S. federal or state banking authorities, so long as the commercial paper or other short-term debt obligations of such depository institution are, at the time of deposit, rated at least "A-1" and "P-1" or their equivalents by each of S&P, Moody's and Fitch or such lower rating as will not result in the downgrading or withdrawal of the ratings of the Rate Reduction Bonds;

          (c)   commercial paper (including commercial paper of the Indenture Trustee, acting in its commercial capacity, and other than commercial paper of PSNH or any of its Affiliates), which at the time of purchase is rated at least "A-1" and "P-1" or their equivalents by each of S&P, Moody's and Fitch or such lower rating as will not result in the downgrading or withdrawal of the ratings of the Rate Reduction Bonds;

          (d)   investments in money market funds having a rating in the highest investment category granted thereby (including funds for which the Indenture Trustee or any of its Affiliates is investment manager or advisor) from Moody's, S&P and Fitch;

          (e)   repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or its agencies or instrumentalities, entered into with Eligible Institutions;

          (f)    repurchase obligations with respect to any security or whole loan entered into with an Eligible Institution or with a registered broker/dealer acting as principal and that meets the ratings criteria set forth below:

              (i)  a broker/dealer (acting as principal) registered as a broker or dealer under Section 15 of the Exchange Act (any such broker/dealer being referred to in this definition as a "broker/dealer"), the unsecured short-term debt obligations of which are rated at least "P-1" by Moody's and "A-1+" by S&P and "F1+" by Fitch at the time of entering into such repurchase obligation; or

             (ii)  an unrated broker/dealer, acting as principal, that is a wholly-owned subsidiary of a non-bank or bank holding company the unsecured short-term debt obligations of which are rated at least "P-1" by Moody's and "A-1+" by S&P and "F1+" by Fitch at the time of purchase so long as the obligations of such unrated broker/dealer are unconditionally guaranteed by such non-bank or bank holding company; and

          (g)   any other investment permitted by each of the Rating Agencies;

in each case maturing not later than the Business Day preceding the next Payment Date or Special Payment Date, if applicable (for the avoidance of doubt, investments in money market funds or similar instruments that are redeemable on demand shall be deemed to satisfy the foregoing requirement). Notwithstanding the foregoing: (1) no securities or investments that mature in 30 days or more shall be "Eligible Investments" unless the issuer thereof has either a short-term unsecured debt rating of at least "P-1" from Moody's or a long-term unsecured debt rating of at least "A2" from Moody's and also has a long-term unsecured debt rating of at least "A+" from S&P; (2) no securities or investments described in clauses (b) through (d) above that have maturities of more than 30 days but less than or equal to 3 months shall be "Eligible Investments" unless the issuer thereof has a long-term unsecured debt rating of at least "A1" from Moody's and a short-term unsecured debt rating of at least "P-1" from Moody's; and (3) no securities or investments described in clauses (b) through (d) above that have maturities of more than 3 months shall be "Eligible Investments" unless the issuer thereof has a long-term unsecured debt rating of at least "Aa3" from Moody's and a short-term unsecured debt rating of at least "P1" from Moody's.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "Estimated RRB Charge Payments" means the estimated payments in respect of the RRB Charge, which are deemed to have been received by the Servicer, directly or indirectly (including through a TPS), from or on behalf of Customers, calculated in accordance with the Servicing Agreement.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Expected Amortization Schedule" means, with respect to any Tranche, the expected amortization schedule related thereto set forth in the Series Supplement.

        "Federal Book-Entry Regulations" means 31 C.F.R. Part 357 et seq. (Department of Treasury).

        "Final" means, with respect to the Finance Order, that the Finance Order has become final, that the Finance Order is not being appealed and that the time for filing an appeal thereof has expired.

        "Final Maturity Date" means, with respect to each Tranche of Rate Reduction Bonds, the final maturity date therefor as specified in the Series Supplement.

        "Fitch" means Fitch Ratings, Inc. References to Fitch are effective so long as Fitch is a Rating Agency.

        "Governmental Authority" means any nation or government, any U.S. federal, state, local or other political subdivision thereof and any court, administrative agency or other instrumentality or entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

        "Holder" means the Person in whose name a Rate Reduction Bond is registered on the Rate Reduction Bond Register.

        "Indenture" means the Indenture, dated as of the issuance date, by and between the Issuer and The Bank of New York Mellon, a New York banking corporation, as Indenture Trustee and as Securities Intermediary.

        "Independent Manager" means each person appointed as an "Independent Manager" of the Issuer pursuant to the LLC Agreement.

        "Independent Manager Fee" means the fee payable to the Independent Manager pursuant to the LLC Agreement.

        "Investment Earnings" means all investment earnings on funds deposited in the Collection Account net of losses and investment expenses other than Capital Subaccount Investment Earnings.

        "Issuance Advice Letter" means the initial Issuance Advice Letter filed with the NHPUC pursuant to the Finance Order.

        "Letter of Representations" means any applicable agreement between the Issuer and the applicable Clearing Agency, with respect to such Clearing Agency's rights and obligations (in its capacity as a Clearing Agency) with respect to any Book-Entry Rate Reduction Bonds.

        "Lien" means a security interest, lien, mortgage, charge, pledge, claim or encumbrance of any kind.

        "LLC Agreement" means the Amended and Restated Limited Liability Company Agreement of PSNH Funding LLC 3, dated as of the issuance date.

        "Manager" means each manager of the Issuer under the LLC Agreement.

        "Member" means Public Service Company of New Hampshire d/b/a Eversource Energy, or any successor thereto.

        "Mid-Year Routine True-Up Letter" means a letter filed with the NHPUC not later than July 15 of each year in respect of a mid-year Periodic Adjustment.

        "Monthly Servicer's Certificate" means a written report delivered by the Servicer to the Issuer, the Indenture Trustee, and the Rating Agencies not later than fifteen (15) days after the end of each month after the RRBs are issued.

        "Moody's" means Moody's Investors Service, Inc. References to Moody's are effective so long as Moody's is a Rating Agency.

        "NHPUC Regulations" means all regulations, rules, tariffs and laws applicable to public utilities or TPSs, as the case may be, and promulgated by, enforced by or otherwise within the jurisdiction of the NHPUC.

        "Non-Routine True-Up Letter" means a letter filed with the NHPUC in accordance with the Finance Order with respect to any Non-Routine Periodic Adjustment.

        "NRSRO" means a nationally recognized statistical rating organization.

        "NY UCC" means the Uniform Commercial Code as in effect on the issuance date in the State of New York.

        "Operating Expenses" means all unreimbursed fees, costs and out-of-pocket expenses of the Issuer, including all amounts owed by the Issuer to the Indenture Trustee (including indemnities, legal fees and expenses) or any Manager, the Servicing Fee and other amounts owed to the Servicer pursuant to the Servicing Agreement, the Administration Fee and other amounts owed to the Administrator pursuant to the Administration Agreement, legal and accounting fees, Rating Agency and related fees (e.g. website provider fees) and any franchise or other taxes owed by the Issuer.

        "Other Routine True-Up Letter" means a letter filed with the NHPUC by the Servicer if it reasonably projects that Estimated RRB Charge Payments (without giving effect to the Periodic Adjustments set forth in such Other Routine True-Up Letter) will be insufficient to cover the Periodic RRB Payment Requirements for the then-current Remittance Period.

        "Outstanding" means, as of the date of determination, all Rate Reduction Bonds theretofore authenticated and delivered under the Indenture, except:

          (a)   Rate Reduction Bonds theretofore canceled by the Rate Reduction Bond Registrar or delivered to the Rate Reduction Bond Registrar for cancellation;

          (b)   Rate Reduction Bonds or portions thereof the payment for which money in the necessary amount has been theretofore deposited with the Indenture Trustee or any Paying Agent in trust for the Holders of such Rate Reduction Bonds; and

          (c)   Rate Reduction Bonds in exchange for which or in lieu of which other Rate Reduction Bonds have been issued pursuant to the Indenture unless proof satisfactory to the Indenture Trustee is presented that any such Rate Reduction Bonds are held by a Protected Purchaser;

provided, that, in determining whether the Holders of the requisite Outstanding Amount of the Rate Reduction Bonds or any Tranche thereof have given any request, demand, authorization, direction, notice, consent or waiver under any Basic Document, Rate Reduction Bonds owned by the Issuer, the Member, the Seller, the Servicer or any Affiliate of any of the foregoing Persons shall be disregarded and deemed not to be Outstanding (unless one or more such Persons owns 100% of such Rate Reduction Bonds), except that, in determining whether the Indenture Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Rate Reduction Bonds that the Indenture Trustee actually knows to be so owned shall be so disregarded. Rate Reduction Bonds owned by any Holder that have been pledged as security for any obligations may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Indenture Trustee the pledgee's right to act with respect to such Rate Reduction Bonds and that the pledgee is not the Issuer, the Member, the Seller, the Servicer or any Affiliate of any of the foregoing Persons.

        "Outstanding Amount" means the aggregate principal amount of all Rate Reduction Bonds, or, if the context requires, all Rate Reduction Bonds of a Tranche, Outstanding at the date of determination.

        "Paying Agent" means, with respect to the Indenture, the Indenture Trustee and any other Person appointed as a paying agent for the Rate Reduction Bonds pursuant to the Indenture.

        "Payment Date" means, with respect to any Tranche of Rate Reduction Bonds, the dates specified in the Series Supplement; provided, that if any such date is not a Business Day, the Payment Date shall be the Business Day succeeding such date.

        "Periodic Adjustment" means each adjustment to the RRB Charges made pursuant to the terms of the Finance Order and in accordance with the Servicing Agreement.

        "Periodic Interest" means, with respect to any Payment Date, the periodic interest for such Payment Date as specified under "Description of the RRBs—Interest and Principal on the RRBs."

        "Periodic Principal" means, with respect to any Payment Date, the excess, if any, of the Outstanding Amount of Rate Reduction Bonds over the outstanding principal balance specified for such Payment Date on the Expected Amortization Schedule.

        "Periodic RRB Payment Requirements" means, with respect to any Remittance Period, the total dollar amount calculated by the Servicer as necessary to be remitted to the Collection Account during such Remittance Period (after giving effect to (a) the allocation and distribution of amounts on deposit in the Excess Funds Subaccount at the time of calculation and which are available for payments on the Rate Reduction Bonds, (b) any shortfalls in the coverage of the Periodic RRB Payment Requirements for any prior Remittance Period, (c) the required payment or credit of any Remittance Excess or Remittance Shortfall during such Remittance Period and (d) any Remittances based upon the RRB Charge in effect in the prior Remittance Period that are expected to be realized in such Remittance Period) in order to ensure that, as of the Payment Date immediately following the end of such Remittance Period, (i) all accrued and unpaid interest on the Rate Reduction Bonds then due shall have been paid in full, (ii) the Principal Balance of the Rate Reduction Bonds is equal to the Projected Principal Balance of the Rate Reduction Bonds for that Payment Date, (iii) the balance on deposit in the Capital Subaccount equals the aggregate Required Capital Level, and (iv) all other fees, expenses and indemnities due and owing and required or allowed to be paid under "Description of the RRBs—How Funds in the Collection Account will be Allocated" as of such date shall have been paid in full.

        "Permitted Lien" means any of (a) the Lien created by the Indenture and the Series Supplement, (b) tax liens arising by operation of law with respect to amounts not yet due or any amounts which are being contested in good faith by appropriate proceedings and (c) the Back-Up Security Interest.

        "Person" means any individual, corporation, limited liability company, estate, partnership, joint venture, association, joint stock company, trust (including any beneficiary thereof), unincorporated organization or Governmental Authority.

        "Principal Balance" means, as of any Payment Date, the sum of the outstanding principal amount of the Rate Reduction Bonds.

        "Proceeding" means any suit in equity, action at law or other judicial or administrative proceeding.

        "Projected Principal Balance" means, as of any Payment Date, the sum of the projected outstanding principal amount of the Rate Reduction Bonds for such Payment Date set forth in the Expected Amortization Schedule.

        "Protected Purchaser" has the meaning specified in Section 8-303 of the UCC.

        "Rate Reduction Bond Register" means a register which provides for the registration of the RRBs and the registration of transfers of the RRBs.

        "Rate Reduction Bond Registrar" means the Indenture Trustee, acting as the agent of the Issuer for the purpose of maintaining the Rate Reduction Bond Register and registering the RRBs and transfers of the RRBs in accordance with the Indenture.

        "Rating Agency" means, with respect to any Tranche of Rate Reduction Bonds, any of Moody's, S&P or Fitch that provides a rating with respect to the Rate Reduction Bonds. If no such organization (or successor) is any longer in existence, "Rating Agency" shall be an NRSRO or other comparable Person designated by the Issuer, notice of which designation shall be given to the Indenture Trustee and the Servicer.

        "Rating Agency Condition" means with respect to any action, that each Rating Agency shall have been given ten Business Days' prior written notice thereof and that each of the Rating Agencies shall have notified the Servicer, the Issuer and the Indenture Trustee in writing that such action will not result in a suspension, reduction or withdrawal of the then current rating by such Rating Agency of any Tranche of the Rate Reduction Bonds; provided that if within such ten Business Day period, any Rating Agency (other than S&P) has neither replied to such notification nor responded in a manner that indicates that such Rating Agency is reviewing and considering the notification, then (a) the Issuer shall be required to confirm that such Rating Agency has received the Rating Agency Condition request and, if it has, promptly request the related Rating Agency Condition confirmation and (b) if the Rating Agency neither replies to such notification nor responds in a manner that indicates it is reviewing and considering the notification within five Business Days following such second request, the applicable Rating Agency Condition requirement shall not be deemed to apply to such Rating Agency. For the purposes of this definition, any confirmation, request, acknowledgment or approval that is required to be in writing may be in the form of electronic mail or a press release (which may contain a general waiver of a Rating Agency's right to review or consent).

        "Reconciliation Period" means the twelve-month period commencing on January 1 of each year and ending on December 31 of each year; provided, however, that the initial Reconciliation Period shall commence on the issuance date and end on December 31, 2018.

        "Record Date" means one Business Day prior to the applicable Payment Date.

        "Regulation AB" means the SEC's Asset Backed Securities regulations under 17 CFR Part 229, Subpart 229.1100 et seq.

        "Remittance" means each remittance of Estimated RRB Charge Payments by the Servicer to the Indenture Trustee.

        "Remittance Excess" means the amount, if any, calculated for a particular Reconciliation Period, by which all RRB Charge Collections during such Reconciliation Period exceed Deemed RRB Charge Payments during such Reconciliation Period.

        "Remittance Period" means each six-month period (x) commencing on January 1 and ending on June 30 and (y) commencing on July 1 and ending on December 31; provided, that the initial Remittance Period shall commence on the issuance date.

        "Remittance Shortfall" means the amount, if any, calculated for a particular Reconciliation Period, by which Deemed RRB Charge Payments during such Reconciliation Period exceed RRB Charge Collections during such Reconciliation Period.

        "Responsible Officer" means, with respect to: (a) the Issuer, any Manager or any duly authorized officer; (b) the Indenture Trustee, any officer within the Corporate Trust Office of such trustee (including any Vice President, any Assistant Vice President, any Assistant Secretary or any other officer of the Indenture Trustee customarily performing functions similar to those performed by persons who at the time shall be such officers, respectively, and that has direct responsibility for the administration of the Indenture and also, with respect to a particular matter, any other officer to whom such matter is referred to because of such officer's knowledge and familiarity with the particular subject); (c) any corporation (other than the Indenture Trustee), the Chief Executive Officer, the President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary, the Clerk, any Assistant Secretary, and Assistant Clerk, the Controller or a Director of Corporate Finance or Cash Management; (d) any partnership, any general partner thereof; and (e) any other Person (other than an individual), any duly authorized officer or member of such Person, as the context may require, who is authorized to act in matters relating to such Person.

        "Routine True-Up Letter" means, as the context requires, an Annual Routine True-Up Letter, a Mid-Year Routine True-Up Letter or an Other Routine True-Up Letter.

        "RRB Charge Collections" means the Estimated RRB Charge Payments remitted to the Collection Account.

        "RRB Charge Payments" means the payments made by Customers based on the RRB Charges.

        "RRB Costs" means certain expenditures incurred by PSNH to implement the 2015 Settlement Agreement and all other "RRB Costs" (as defined in the Financing Act), each as approved in the Finance Order.

        "RRB Property Records" means any and all documents and records kept on file by the Servicer, in accordance with its customary procedures, relating to the RRB Property, including copies of the Finance Order and Advice Letters relating thereto and all documents filed with the NHPUC in connection with the Periodic Adjustment or Non-Routine Periodic Adjustment and computational records relating thereto.

        "S&P" means S&P Global Ratings. References to S&P are effective so long as S&P is a Rating Agency.

        "Sale Agreement" means the Purchase and Sale Agreement dated as of the issuance date between PSNH, as Seller, and the Issuer, as the same may be amended and supplemented from time to time.

        "Scheduled Final Payment Date" means, with respect to each Tranche of Rate Reduction Bonds, the date when all interest and principal is scheduled to be paid with respect to that Tranche in accordance with the Expected Amortization Schedule, as specified in the Series Supplement. For the avoidance of doubt, the Scheduled Final Payment Date with respect to any Tranche shall be the last Scheduled Payment Date set forth in the Expected Amortization Schedule relating to such Tranche. The "last Scheduled Final Payment Date" means the Scheduled Final Payment Date of the latest maturing Tranche of Rate Reduction Bonds.

        "Scheduled Payment Date" means, with respect to each Tranche of Rate Reduction Bonds, each Payment Date on which principal for such Tranche is to be paid in accordance with the Expected Amortization Schedule for such Tranche.

        "Secured Parties" means the Indenture Trustee and the Holders.

        "Securities Act" means the Securities Act of 1933, as amended.

        "Securities Intermediary" means The Bank of New York Mellon, a New York banking corporation, solely in the capacity of a "securities intermediary" as defined in the NY UCC and Federal Book-Entry Regulations or any successor securities intermediary under the Indenture.

        "Semi-Annual Servicer's Certificate" means a written report delivered by the Servicer to the Issuer, the Indenture Trustee, and the Ratings Agencies, no later than the Servicer Business Day immediately preceding each Payment Date, so long as any RRBs are outstanding.

        "Series Supplement" means the indenture supplemental to the Indenture that authorizes the issuance of the Rate Reduction Bonds.

        "Servicer Business Day" means any Business Day on which the Servicer's offices in the State of New Hampshire are open for business.

        "Servicing Agreement" means the Servicing Agreement, dated as of the issuance date, by and between the Issuer and PSNH, and acknowledged and accepted by the Indenture Trustee.

        "Special Payment Date" means the date on which, with respect to any Tranche of Rate Reduction Bonds, any payment of principal of or interest (including any interest accruing upon default) on, or any other amount in respect of, the Rate Reduction Bonds of such Tranche that is not actually paid within five days of the Payment Date applicable thereto is to be made by the Indenture Trustee to the Holders.

        "State" means the State of New Hampshire.

        "State Pledge" means the pledge of the State of New Hampshire under RSA 369-B:6, II of the Financing Act in which the State of New Hampshire pledged, contracted and agreed with the owner of the RRB Property and the Holders of and the Indenture Trustee for the RRBs that neither the State, nor any of its agencies, including the NHPUC, will limit, alter, amend, reduce or impair the RRB Charges, RRB Property, the Finance Order, or any rights thereunder, or ownership thereof or security interest therein, until the RRBs, including all principal, interest, premium, costs and arrearages thereon, are fully met and discharged, unless adequate provision is made by law for the protection of the owner, Holders and the Indenture Trustee.

        "Tariff" means PSNH's then-current "Tariff For Electric Delivery Service," NHPUC No. 9, as approved by the NHPUC.

        "TPS" means a third party supplier of energy who has entered into a TPS Service Agreement with the Servicer.

        "TPS Service Agreement" means an agreement between a third party supplier of energy and the Servicer pursuant to which such third party supplier of energy bills and collects the RRB Charge to and from Customers in accordance with NHPUC Regulations, the Finance Order and the guidelines described in the Servicing Agreement.

        "Tranche" means any one of the groupings of Rate Reduction Bonds differentiated by amortization schedule, interest rate or sinking fund schedule, as specified in the Series Supplement.

        "Trust Indenture Act" means the Trust Indenture Act of 1939 as in force on the issuance date, unless otherwise specifically provided.

        "UCC" means, unless the context otherwise requires, the Uniform Commercial Code, as in effect in the relevant jurisdiction, as amended from time to time.

        "Underwriting Agreement" means the Underwriting Agreement, dated            , by and among PSNH, the representatives of the underwriters named therein and the Issuer.

        "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and that are not callable at the option of the issuer thereof.

        "Weighted Average Days Outstanding" means the weighted average number of days PSNH's monthly retail Customer bills remain outstanding during the 12-month period ended for the quarter immediately preceding the calculation thereof. The calculation of Weighted Average Days Outstanding shall become effective on February 1 of each year. The initial Weighted Average Days Outstanding shall be    days until updated as described in "The Servicing Agreement—Periodic Adjustment Process".

$            RATE REDUCTION BONDS,

PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

Depositor, Sponsor and Initial Servicer

PSNH FUNDING LLC 3

Issuing Entity

PROSPECTUS

GOLDMAN SACHS & CO. LLC

        Through and including        , 2018 (the 90th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and when offering an unsold allotment or subscription.

PART II

Information Not Required in Prospectus

Item 12.    Other Expenses of Issuance and Distribution

        The following table sets forth the various expenses expected to be incurred by the registrants in connection with the issuance and distribution of the securities being registered by this prospectus, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee		$62,250
Printing and engraving expenses			*
Indenture Trustee fees and expenses		2,500
Legal fees and expenses			*
Accounting fees and expenses			*
Rating Agencies' fees and expenses			*
Structuring agent fees and expenses			*
Miscellaneous fees and expenses			*

Total	$		*

*
To be included in amendment to this Registration Statement

Item 13.    Indemnification of Directors and Officers

        Section 18-108 of the Delaware Limited Liability Company Act provides that subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may and has the power to indemnify and hold harmless any member or other person from and against any and all claims and demands whatsoever. Section 10.1 of the LLC Agreement of the Issuer provides that the Issuer shall, to the fullest extent permitted by law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Issuer) by reason of the fact that he is or was a director, manager, officer, employee or agent of the Issuer, or is or was serving at the request of the Issuer as a manager, director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, against any and all losses, liabilities, expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with action, suit, proceeding or in enforcing such person's right to indemnification hereunder, in each case, actually and reasonably incurred by such Person, if such Person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Issuer, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful; provided that such Person shall not be entitled to indemnification if such judgment, penalty, fine or other expense was directly caused by such Person's fraud, gross negligence or willful misconduct. Section 10.06 of the LLC Agreement of the Issuer provides that expenses incurred in defending or investigating a threatened or pending action, suit or proceeding may be paid by the Issuer in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the manager, officer, employee or agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Issuer as authorized in the LLC Agreement.

        The New Hampshire Business Corporation Act provides that a corporation may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if: (1) he conducted himself in good faith; and (2) he reasonably believed (i) in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests; and (ii) in all other cases, that his conduct was at least not opposed to its best interests; and (3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of the final disposition of the proceeding if: (1) the director furnishes the corporation a written affirmation of his good faith belief that he has met the standard of conduct described in the preceding sentence; and (2) the director furnishes the corporation an undertaking, executed personally or on his behalf, to repay the advance if it is ultimately determined that he did not meet the standard of conduct; and (3) a determination is made that the facts then known to those making the determination would not preclude indemnification. Unless a corporation's articles of incorporation provide otherwise, the corporation may indemnify and advance expense to an officer, employee or agent of the corporation who is not a director to the same extent as to a director. The Issuer believes that its officers and managers who are also officers and non-independent directors of PSNH are serving the Issuer in those capacities at PSNH's request and are therefore entitled, although the matter is not entirely free from doubt, to indemnification from PSNH to the same extent as the directors of PSNH. A corporation may not indemnify a director (x) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (y) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him. Unless limited by its articles of incorporation, a New Hampshire corporation shall indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director or officer of the corporation against reasonable expenses incurred by him in connection with the proceeding.

        Article IX of the PSNH bylaws provides that the corporation shall, to the extent legally permissible, indemnify each of its directors and officers (including persons who serve at its request as directors, officers or trustees of another organization in which it has any interest, as a shareholder, creditor or otherwise) against expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees, reasonably incurred by such person in connection with the defense or disposition of any action, suit or other proceeding, whether civil, criminal, administrative or investigative, in which such person may be involved or with which such person may be threatened, while in office or thereafter, by reason of such person's being or having been such a director, officer or trustee; provided, however, that determinations with respect to indemnification and reimbursement of a person (unless ordered by a court) shall be made: (a) by the board of directors of PSNH acting by a majority vote or action of a disinterested quorum of directors, or if such quorum is unobtainable, as directed by majority vote of the board of directors or action of a duly designated committee comprised of two or more disinterested directors; or (b) by independent legal counsel; or (c) by the holders of a majority of the outstanding stock at the time entitled to vote for directors, voting as a single class; or (d) otherwise in accordance with the terms of Article IX. Expenses, including counsel fees, reasonably incurred by any director or officer in connection with the defense or disposition of any such action, suit or other proceeding may be paid from time to time by the corporation in advance of the final disposition thereof upon receipt of any undertaking by or on behalf of such director or officer then required by applicable law. If PSNH fails timely to make any payment pursuant to the advancement or reimbursement provisions and a director or officer commences an action or proceeding to recover such payment, PSNH shall be obligated to reimburse the legal fees and other expenses of such action or proceeding if the director or officer prevails in such action or proceeding. The right of indemnification shall not be exclusive of or affect any other rights to which any director or officer may be entitled. As used in Article IX, the terms "director" and "officer" include their respective heirs, executors, administrators and legal representatives, an "interested" director or officer is one against whom in such capacity the proceedings in question or another proceeding on the same or similar grounds is then pending, and the term "PSNH" shall include any legal successor to PSNH, including any corporation which acquires all or substantially all of the assets of PSNH in one or more transactions.

        PSNH also maintains an insurance policy that insures its directors and officers against certain liabilities.

        Eversource Energy, PSNH's parent company, has liability insurance policies in force insuring the trustees and officers of Eversource Energy against certain liabilities. Such policies insure the directors and officers of PSNH and the non-Independent Managers and the officers of the Issuer.

Item 14.    Exhibits

        List of Exhibits

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
1.1	Form of Underwriting Agreement*
3.1	Certificate of Formation of PSNH Funding LLC 3
3.2	Form of Amended and Restated Limited Liability Company Agreement of PSNH Funding LLC 3*
4.1	Form of Indenture between PSNH Funding LLC 3 and the Indenture Trustee (including forms of the RRBs)*
5.1	Opinion of Ropes & Gray LLP with respect to legality*
8.1	Opinion of Ropes & Gray LLP with respect to federal tax matters*
10.1	Form of Servicing Agreement between PSNH Funding LLC 3 and Public Service Company of New Hampshire, as Servicer*
10.2	Form of Purchase and Sale Agreement between PSNH Funding LLC 3 and Public Service Company of New Hampshire, as Seller*
10.3	Form of Administration Agreement between PSNH Funding LLC 3 and Public Service Company of New Hampshire, as Administrator*
21.1	List of Subsidiaries
23.1	Consent of Ropes & Gray LLP (included as part of its opinions filed as Exhibit 5.1 and 8.1)*
23.2	Consent of McLane Middleton, P.A.*
24.1	Power of Attorney (Public Service Company of New Hampshire)**
24.2	Power of Attorney (PSNH Funding LLC 3)**
25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York Mellon
99.1	Finance Order
99.2	Form of Opinion of Ropes & Gray LLP with respect to U.S. constitutional matters*
99.3	Form of Opinion of McLane Middleton, P.A. with respect to New Hampshire constitutional matters*
99.4	Consent of Manager Nominee

*
To be filed by amendment

**
Included on the signature pages of this Registration Statement

Item 15.    Undertakings

        The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Issuer's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrants hereby undertake that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrants hereby undertake to file an application for the purpose of determining the eligibility of the Indenture Trustee to act under Subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts, on the 20th day of February, 2018.

Public Service Company of New Hampshire
By:	/s/ JAY S. BUTH
	Name:	Jay S. Buth
	Title:	Vice President, Controller and Chief Accounting Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Gregory B. Butler, Philip J. Lembo and Jay S. Buth and each of them or his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

/s/ JAMES J. JUDGE James J. Judge	Chairman and a Director (principal executive officer)	February 20, 2018
/s/ WERNER J. SCHWEIGER Werner J. Schweiger	Chief Executive Officer and a Director	February 20, 2018
/s/ PHILIP J. LEMBO Philip J. Lembo	Executive Vice President and Chief Financial Officer and a Director (principal financial officer)	February 20, 2018
/s/ GREGORY B. BUTLER Gregory B. Butler	Executive Vice President and General Counsel and a Director	February 20, 2018
/s/ JAY S. BUTH Jay S. Buth	Vice President, Controller and Chief Accounting Officer (principal accounting officer)	February 20, 2018

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts, on the 20th day of February, 2018.

PSNH Funding LLC 3
By:	/s/ PHILIP J. LEMBO
	Name:	Philip J. Lembo
	Title:	President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Gregory B. Butler, Philip J. Lembo and Jay S. Buth and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

/s/ PHILIP J. LEMBO Philip J. Lembo	President (principal executive officer) and Chief Financial Officer (principal financial officer)	February 20, 2018
/s/ JAY S. BUTH Jay S. Buth	Vice President, Controller and Chief Accounting Officer (principal accounting officer)	February 20, 2018
/s/ CHRISTINE L. VAUGHAN Christine L. Vaughan	Vice President and Treasurer and a Manager	February 20, 2018
/s/ EMILIE G. O'NEIL Emilie G. O'Neil	Assistant Treasurer and a Manager	February 20, 2018